UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM
6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 30, 2025
UBS Group AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K

consists of

the Second

Quarter 2025

Report of

UBS Group

AG, which

appears immediately

following
this page.

UBS

Group
Second quarter

2025 report

1.
Key figures
3
Our key figures
2.
Recent developments
4
Recent developments
3.
UBS Group performance, business
divisions and Group Items
8
Group performance
18
Global Wealth Management
23
Personal & Corporate Banking
27
Asset Management
29
Investment Bank
32
Non-core and Legacy
34
Group Items
4.
Risk, capital, liquidity and funding,

and balance sheet
36
Risk management and control
41
Capital management
50
Liquidity and funding management
51
Balance sheet and off-balance sheet
53
Share information and earnings per share
5.
Consolidated
financial statements
56
UBS Group AG interim consolidated financial
statements (unaudited)
Appendix
90
Alternative performance measures
94
Abbreviations frequently used in
our financial reports
96
Information sources
97
Cautionary statement
Corporate calendar UBS Group
Information about future publication dates is available

at
ubs.com/global/en/investor-relations/events/calendar.html
Contacts
Switchboards
For all general inquiries

ubs.com/contact
Zurich +41-44-234-1111
London +44-207-567-8000
New York +1-212-821-3000
Hong Kong +852-2971-8888
Singapore +65-6495-8000
Investor Relations
UBS’s Investor Relations team manages
relationships with institutional investors,
research analysts and credit rating agencies.

ubs.com/investors
Zurich +41-44-234-4100
New York +1-212-882-5734
Media Relations
UBS’s Media Relations team manages
relationships with global media and
journalists.
ubs.com/media
Zurich +41-44-234-8500
mediarelations@ubs.com
London +44-20-7567-4714

ubs-media-relations@ubs.com
New York +1-212-882-5858

mediarelations@ubs.com
Hong Kong +852-2971-8200
sh-mediarelations-ap@ubs.com
Office of the Group Company Secretary
The Group Company Secretary handles

inquiries directed to the Chairman or to
other members of the Board of Directors.
UBS Group AG, Office of the Group
Company Secretary
PO Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235-6652
Shareholder Services
UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office,
manages relationships with shareholders
and the registration of UBS Group AG
registered shares.

UBS Group AG, Shareholder Services
PO Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235-6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
PO Box 43006
Providence, RI, 02940-3006, USA
Shareholder online inquiries:
www.computershare.com/us/
investor-inquiries
Shareholder website:
computershare.com/investor
Calls from the US

+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2025. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.

UBS Group second quarter 2025 report

2
Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group

AG consolidated”, “Group”, “we”,

“us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”

UBS AG and its consolidated subsidiaries
“Credit Suisse Group“ and “Credit Suisse” Pre-acquisition Credit Suisse Group
“UBS Group AG”

UBS Group AG on a standalone basis
“UBS Switzerland AG” UBS Switzerland AG on a standalone basis
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards

or

in other

applicable regulations.

We

report

a

number of

APMs

in

the discussion

of

the
financial and

operating performance

of the

Group, our

business divisions

and Group

Items. We

use APMs

to provide
a

more

complete

picture of

our

operating performance

and

to

reflect

management’s view

of

the

fundamental
drivers

of

our

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented

under “Alternative performance measures”

in the

appendix to this

report. Our APMs

may
qualify

as

non-GAAP

measures

as

defined

by

US

Securities

and

Exchange

Commission

(SEC)

regulations.

Our
underlying results are APMs and are non-GAAP

financial measures.
›
Refer to the “Group performance” section of this report and to “Alternative performance measures” in the appendix to this report for additional information about underlying results
Significant regulated subsidiary and sub-group

information
Financial and regulatory key figures

for our significant regulated subsidiaries and

sub-groups will be published on
5 August

2025

and

will

be

available

under

“Holding

company

and

significant

regulated

subsidiaries

and

sub-
groups” at ubs.com/investors .

UBS Group second quarter 2025 report

3
Key figures
Our key figures
Key figures
As of or for the quarter ended As of or year-to-date
USD m, except where indicated 30.6.25 31.3.25 31.12.24 30.6.24 30.6.25 30.6.24
Group results
Total revenues

12,112

12,557

11,635

11,904

24,668

24,642
Credit loss expense / (release)

163

100

229

95

263

201
Operating expenses

9,756

10,324

10,359

10,340

20,080

20,597
Operating profit / (loss) before tax

2,193

2,132

1,047

1,469

4,325

3,844
Net profit / (loss) attributable to shareholders

2,395

1,692

770

1,136

4,087

2,890
Diluted earnings per share (USD)
1

0.72

0.51

0.23

0.34

1.23

0.86
Profitability and growth
2,3
Return on equity (%)

10.9

7.9

3.6

5.4

9.4

6.8
Return on tangible equity (%)

11.8

8.5

3.9

5.9

10.2

7.5
Underlying return on tangible equity (%)
4

13.4

10.0

6.6

8.4

11.7

9.2
Return on common equity tier 1 capital (%)

13.5

9.6

4.2

5.9

11.6

7.5
Underlying return on common equity tier 1 capital (%)
4

15.3

11.3

7.2

8.4

13.3

9.2
Revenues over leverage ratio denominator, gross (%)

3.0

3.3

3.0

3.0

3.1

3.1
Cost / income ratio (%)

80.5

82.2

89.0

86.9

81.4

83.6
Underlying cost / income ratio (%)
4

75.4

77.4

81.9

80.6

76.4

78.9
Effective tax rate (%)

(9.5)

20.2

25.6

20.0

5.1

23.6
Net profit growth (%)

110.9

(3.6)
n.m.

(95.8)

41.4

(89.8)
Resources
2
Total assets

1,669,991

1,543,363

1,565,028

1,560,976

1,669,991

1,560,976
Equity attributable to shareholders

89,277

87,185

85,079

83,683

89,277

83,683
Common equity tier 1 capital
5

72,709

69,152

71,367

76,104

72,709

76,104
Risk-weighted assets
5

504,500

483,276

498,538

511,376

504,500

511,376
Common equity tier 1 capital ratio (%)
5

14.4

14.3

14.3

14.9

14.4

14.9
Going concern capital ratio (%)
5

18.2

18.2

17.6

18.0

18.2

18.0
Total loss-absorbing capacity ratio (%)
5

37.9

38.7

37.2

38.7

37.9

38.7
Leverage ratio denominator
5

1,658,089

1,561,583

1,519,477

1,564,201

1,658,089

1,564,201
Common equity tier 1 leverage ratio (%)
5

4.4

4.4

4.7

4.9

4.4

4.9
Liquidity coverage ratio (%)
6

182.3

181.0

188.4

212.0

182.3

212.0
Net stable funding ratio (%)

122.4

124.2

125.5

128.0

122.4

128.0
Other
Invested assets (USD bn)
3,7

6,618

6,153

6,087

5,873

6,618

5,873
Personnel (full-time equivalents)

105,132

106,789

108,648

109,991

105,132

109,991
Market capitalization
1,8

113,036

105,173

105,719

101,903

113,036

101,903
Total book value per share (USD)
1

28.17

27.35

26.80

26.13

28.17

26.13
Tangible book value per share (USD)
1

25.95

25.18

24.63

23.85

25.95

23.85
Credit-impaired lending assets as a percentage of total lending assets, gross (%)
3

0.9

1.0

1.0

0.9

0.9

0.9
Cost of credit risk (bps)
3

10

7

15

6

8

6
1 Refer to the

“Share information and

earnings per share”

section of this

report for more

information.

2 Refer to the

“Targets,

capital guidance and

ambitions” section of

the UBS Group

Annual Report 2024,
available under “Annual reporting” at ubs.com/investors, and to the “Recent development” section of this report for more information about our performance targets.

3 Refer to “Alternative performance measures”
in the appendix to this report for the relevant definition(s) and calculation method(s).

4 Refer to the “Group performance” section of this report for more information about underlying results.

5 Based on the Swiss
systemically relevant bank framework. Refer to the “Capital management” section of this report for more information.

6 The disclosed ratios represent quarterly averages for the quarters presented and are calculated
based on an average of 61 data points in the second quarter of 2025, 62 data points in the first quarter of 2025, 64 data points in the fourth quarter of 2024 and 61 data points in the second quarter of 2024. Refer to the “Liquidity and funding management” section of this report for more information.

7 Consists of invested assets for Global Wealth Management, Asset Management (including invested assets from associates)
and Personal

& Corporate

Banking. Refer

to “Note 31

Invested assets

and net

new money”

in the

“Consolidated financial

statements” section

of the

UBS Group

Annual Report

2024, available

under “Annual
reporting” at ubs.com/investors, for more information.

8 The calculation of market capitalization reflects total shares issued multiplied by the share price at the end of the period.

UBS Group second quarter 2025 report

| Recent developments

4
Recent developments
Management report
Integration of Credit Suisse
We

remain

on

track

to

substantially

complete

the

integration

of

Credit

Suisse

by

the

end

of

2026.

Our

focus
continues to be on client account migrations

and infrastructure decommissioning.
In the

second quarter

of 2025,

we successfully

completed the

first main

wave of

our Swiss

business migrations,
having now

migrated approximately

one-third of

the targeted

client accounts,

and we

still aim

to complete

the
Swiss booking center migrations by the end of

the first quarter of 2026.

We have

made substantial further

progress in

simplifying our legal

entity structure in

the US and

Europe,

having
merged Credit Suisse

Holdings (USA),

Inc. with UBS

Americas Inc, deregistered

Credit Suisse Securities

(USA) LLC as
a broker-dealer

and established

UBS Europe

SE as

the single

EU intermediate

parent undertaking

ahead of

schedule.

In the

second quarter of

2025, we realized

an additional USD 0.7bn

in gross

cost savings. Cumulative

gross cost
savings at the

end of the second

quarter of 2025

amounted to USD 9.1bn

compared with the

2022 combined cost
base

of

UBS

and

Credit

Suisse.

This

represents

around

70%

of

our

ambition

to

deliver

around

USD 13bn

in
annualized exit rate gross cost savings by the

end of 2026.
As of

30 June 2025,

our Non-core

and Legacy

business division

has delivered

a 62%

reduction in

risk-weighted
assets (RWA) since the second

quarter of 2023. We still aim

for Non-core and Legacy’s

credit and market risk RWA
to be below USD 8bn

by the end of 2025,

and we expect its

operating expenses, excluding

litigation, to be around
USD 1.6bn in 2025.
On 18

July 2025,

the High

Court of

England and

Wales approved

the transfer

of Credit

Suisse International’s

residual
business and related products to UBS

AG London Branch and UBS

Europe SE pursuant to Part

VII of the Financial
Services and Markets Act 2000. The transfer of the

relevant assets and liabilities is expected to occur over the next
six months.
Regulatory and legal developments
Developments in Switzerland aimed at strengthening

financial stability
In

June

2025,

the Swiss

Federal Council

published

regulatory proposals

that aim

to

further strengthen

banking
stability in

Switzerland (the

Financial Stability

Proposals).

Proposed measures

to be

submitted to

the Swiss

Parliament
for

enactment

would

exclude

from

common

equity

tier 1

(CET1)

capital

investments

in

foreign

subsidiaries

of
systemically important

banks (SIBs),

include additional

requirements for

the recovery

and resolution

of SIBs,

add
measures to increase the potential for obtaining liquidity via the Swiss National

Bank (the SNB), introduce a Senior
Managers Regime for

banks,

and provide additional

powers for the

Swiss Financial Market

Supervisory Authority
(FINMA). Proposed

measures at

the

ordinance

level

would

exclude capitalized

software

and

deferred

tax

assets
(DTAs) on temporary differences from CET1 capital, add stricter requirements for prudential valuation adjustments
(PVAs) of assets

and liabilities,

permit the mandatory

suspension of interest

payments for additional

tier 1 capital
instruments in the

event of a cumulative

loss over four

quarters, and introduce

measures that aim

to enable FINMA
and other authorities to better assess the

situation of banks in a liquidity crisis.
The Swiss Federal Council plans to start a public consultation in the fall of 2025 on the legislative amendments to capital requirements related to foreign subsidiaries and has indicated it expects to submit its proposal to the Swiss
Parliament in the first half of 2026. Entry into force of these amendments is expected in 2028, at the earliest,

and
is expected to be phased

in over a period of at

least six to eight years. For

the remaining legislative amendments,

a
consultation draft

is expected

in the

first half

of 2026,

with the

Swiss Federal

Council’s submission

to the

Parliament
i
n the first half of 2027. The entry into force

of these amendments is expected in

2028 or 2029.

UBS Group second quarter 2025 report

| Recent developments

5
The measures

at the ordinance

level,

including the

capital treatment

of capitalized

software and DTAs

on temporary
differences, are in

public consultation until

September 2025, with

the ordinances expected

to enter into

force in
January 2027, at the earliest.

In addition, a consultation on amendments to the Liquidity Ordinance is expected to begin in

the first

half of

2026. The

amendments to be

proposed are

expected to

set minimum

requirements for
maintaining borrowing capacity for emergency

liquidity assistance.
Based on financial information

published for the

first quarter of

2025 and given UBS AG’s

target CET1 capital ratio
of

between

12.5% and

13%, UBS AG

would

be

required

to

hold

additional estimated

CET1

capital of

around
USD 24bn on

a pro-forma

basis if

the recommendations

were to

be implemented

as proposed.

This includes

around
USD 23bn related

to the

full deduction

of UBS AG’s

investments in

foreign subsidiaries. These

pro-forma figures
reflect previously announced expected capital

repatriations of around USD 5bn.
The incremental CET1 capital of around

USD 24bn required at UBS AG would

result in a CET1 capital

ratio at the
UBS Group AG (consolidated)

level

of around

19%. At

Group

level, the

proposed measures

related to

DTAs on
temporary

differences,

capitalized

software

and

PVAs

would

eliminate

capital

recognition

for

these

items

in

a
manner misaligned with international

standards. This would reduce

the CET1 capital ratio for

the Group to around
17%, underrepresenting UBS’s capital strength.

The additional

capital of

USD 24bn would

be in

addition to

the previously

communicated incremental capital

of
around USD 18bn that

UBS will

have to hold

as a result

of the acquisition

of the Credit

Suisse Group in

order to
meet

existing

regulations.

This

includes

around

USD 9bn

to

remove

the

regulatory

concessions

granted

to
Credit Suisse and

around USD 9bn

to meet

the current

progressive requirements

due to

the increased leverage

ratio
denominator (LRD) and higher market share of the combined

business. The progressive requirements for LRD and
market share are subject to confirmation.
On this basis, UBS would be required to hold around

USD 42bn in additional CET1 capital in total.
Recent developments related to the implementation

of the final Basel III standards
In June

2025, the

European Commission

(the EC)

proposed to

delay the

implementation of

the Fundamental

Review
of the Trading Book (the FRTB) by another year,

to 1 January 2027. We expect that the overall impact on UBS

will
be limited.
In

July

2025,

the

UK

Prudential

Regulatory

Authority

published

for

consultation

proposals

to

delay

the
implementation of

the FRTB

internal models

approach from

1 January 2027

to 1 January

2028. The

FRTB regulation
for standardized and

advanced standardized approaches will

continue to apply

from 1 January 2027.

With UBS’s
entities not

being subject

to the

corresponding UK

regulation, we

expect that

the overall

impact on

UBS will

be
limited.

In

Switzerland, the

FRTB became

effective on

1 January 2025,

together with

all other

requirements of

the final
Basel III regulation.
The Swiss Federal Council pauses the revision

of the Ordinance on Climate Disclosures
In June 2025,

the Swiss Federal

Council decided to

pause the revision

of the Ordinance

on Climate Disclosures

until
the approval of the ongoing revision of the overarching legislation on sustainability reporting in the Swiss Code of
Obligations or until 1 January 2027, at the

latest.
Recent developments related to EU sustainability

reporting
In July

2025, Germany’s

Federal Ministry

of Justice

and Consumer

Protection published

a new

draft bill

to implement
the EU

Corporate Sustainability

Reporting Directive

(the CSRD).

If enacted,

the draft

bill would

make CSRD

reporting
mandatory for the 2025 financial year for large companies

that are subject to wave one reporting requirements

of
the CSRD, which would include UBS AG.

In July 2025, the EC adopted amendments to the European Sustainability Reporting Standards (the ESRS) to allow wave one

companies to

omit certain

of the

ESRS disclosures

for the

2025 and

2026 financial

years. Also

in July
2025, the

EC published

proposed measures

to simplify

the disclosure

requirements under

Art. 8 of

the EU

Taxonomy
Regulation. These

actions are

part of

a broader

initiative by

the EU

to simplify

its sustainability

standards and

to
reduce

the

reporting

burden

on

companies.

We

are

currently

assessing

the

impact

of

these

measures

on

the
d isclosures of UBS AG and UBS Europe SE.

UBS Group second quarter 2025 report

| Recent developments

6
Other developments
Resolution of legacy Credit Suisse cross-border

matter
On 5 May 2025, Credit Suisse

Services AG entered into

an agreement with the US

Department of Justice (the

DOJ)
to settle a

long-running tax-related investigation into Credit

Suisse’s implementation of its

2014 plea agreement,
relating

to

its

legacy

cross-border

business

with

US

taxpayers

booked

in

Switzerland, which

began

before

UBS
acquired the Credit Suisse

Group. Credit Suisse

Services AG pleaded guilty

to one count

of conspiracy to aid

and
assist in the

preparation of

false income tax

returns. Credit Suisse

Services AG also

contemporaneously entered

into
a non-prosecution

agreement regarding

US taxpayers

booked in the

legacy Credit

Suisse Singapore

booking center.
In the

second quarter

of 2025,

we paid

USD 511m

with respect

to the

aforementioned resolutions

and we

recorded
in

our

Non-core

and

Legacy

division

a

net

release

of

USD 427m

of

provisions

and

contingent

liabilities,

which
included a provision for the estimated costs of UBS’s ongoing obligations with the DOJ in respect of legacy Credit
Suisse accounts.
›
Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information
Sale of O’Connor

business
In

May

2025,

UBS

Asset

Management

(Americas)

LLC

entered

into

an

agreement

to

sell

its

O’Connor

single-
manager hedge fund, private credit and commodities platform to Cantor Fitzgerald. The sale includes O’Connor’s six investment strategies with around USD 11bn in assets under management and,

as part of the agreement, UBS
and Cantor Fitzgerald

will establish a

long-term commercial arrangement. The

transaction is expected

to close in
stages,

beginning

in

the

fourth

quarter

of

2025,

subject

to

regulatory

approvals

and

other

customary

closing
conditions. UBS does not expect to recognize

a material profit or loss upon completion

of the transaction.
Ownership increase in UBS Securities China
In the second quarter of 2025, we increased our stake

in UBS Securities China from 67% to 100%. The closing

of
the transaction did not affect profit or loss

and there was no material effect on our

CET1 capital.
Capital returns and targets
On 1 July 2025,

we launched a

new program to

repurchase up to

USD 2bn of shares.

As previously announced,

we
plan to complete the repurchase

of up to USD 2bn of shares

in the second half of 2025.

We will communicate our
2026

capital

returns

ambitions

with

our

fourth-quarter

and

full-year

financial

results

for

2025.

Our

share
repurchases will be subject

to maintaining our CET1

capital ratio target of

around 14% and achieving

our financial
targets. The program we

launched in April 2024

was closed in May

2025 after completing the USD 2bn

of share
repurchases as planned.

In the first half of 2025, we repurchased a total

of USD 1bn of shares.
›
Refer to the “Share information and earnings per share” section of this report for more information
We

maintain

our

target

of

achieving

an

underlying

return

on

CET1

capital

of

around

15%

and

an

underlying
cost / income ratio of less than 70%

by the end of 2026 (both

on an exit rate basis). We

will provide an update on
our longer-term returns targets when there is more clarity on the timing of potential changes and when the likely
final outcome of the Financial Stability Proposals

becomes more visible.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items

7
UBS Group performance,

business divisions and Group Items
Management report
Our businesses
We report

five business

divisions, each

of which

qualifies as

an operating

segment pursuant

to IFRS

Accounting
Standards: Global Wealth Management,

Personal & Corporate Banking,

Asset Management, the Investment

Bank,
and Non-core and Legacy. Non-core and Legacy consists of positions and businesses not aligned with our strategy and policies.
Our Group

functions are

support and

control functions

that provide

services to

the Group.

Virtually all

costs incurred
by our Group functions are

allocated to the business divisions,

leaving a residual amount that

we refer to as Group
Items in our segment reporting.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Group performance

8
Group performance

Income statement
For the quarter ended % change from Year-to-date
USD m 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Net interest income

1,965

1,629

1,535

21

28

3,595

3,475
Other net income from financial instruments measured

at fair value through profit or loss

3,408

3,937

3,684

(13)

(7)

7,346

7,866
Net fee and commission income

6,708

6,777

6,531

(1)

3

13,485

13,023
Other income

30

213

154

(86)

(80)

243

278
Total revenues

12,112

12,557

11,904

(4)

2

24,668

24,642
Credit loss expense / (release)

163

100

95

63

72

263

201
Personnel expenses

6,976

7,032

7,119

(1)

(2)

14,008

14,068
General and administrative expenses

1,881

2,431

2,318

(23)

(19)

4,312

4,731
Depreciation, amortization and impairment of non-financial

assets

898

861

903

4

(1)

1,759

1,798
Operating expenses

9,756

10,324

10,340

(6)

(6)

20,080

20,597
Operating profit / (loss) before tax

2,193

2,132

1,469

3

49

4,325

3,844
Tax expense / (benefit)

(209)

430

293

221

905
Net profit / (loss)

2,402

1,702

1,175

41

104

4,105

2,939
Net profit / (loss) attributable to non-controlling interests

7

10

40

(30)

(81)

18

48
Net profit / (loss) attributable to shareholders

2,395

1,692

1,136

42

111

4,087

2,890
Comprehensive income
Total comprehensive income

5,357

3,345

1,614

60

232

8,703

1,369
Total comprehensive income attributable to non-controlling interests

22

26

18

(15)

21

48

13
Total comprehensive income attributable to shareholders

5,335

3,319

1,596

61

234

8,655

1,356

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Group performance

9
Selected financial information of the business divisions and Group Items
For the quarter ended 30.6.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,300

2,336

772

2,966

(82)

(180)

12,112
of which: PPA effects and other integration items
1

153

274

152

1

17

596
of which: loss related to an investment in an associate

(8)

(23)

(31)
Total revenues (underlying)

6,156

2,085

772

2,815

(83)

(198)

11,546
Credit loss expense / (release)

3

114

0

48

(2)

0

163
Operating expenses as reported

5,093

1,528

618

2,361

170

(13)

9,756
of which: integration-related expenses and PPA effects
2

383

240

63

121

252

(4)

1,055
Operating expenses (underlying)

4,710

1,288

555

2,241

(83)

(10)

8,701
Operating profit / (loss) before tax as reported

1,204

695

153

557

(250)

(167)

2,193
Operating profit / (loss) before tax (underlying)

1,443

684

216

526

1

(188)

2,683
For the quarter ended 31.3.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,422

2,211

741

3,183

284

(284)

12,557
of which: PPA effects and other integration items 1

165

241

138

30

574
of which: gain related to an investment in an associate

4

11

14
of which: items related to the Swisscard transactions
3

64

64
Total revenues (underlying)

6,253

1,895

741

3,045

284

(314)

11,904
Credit loss expense / (release)

6

53

0

35

7

(1)

100
Operating expenses as reported

5,057

1,551

606

2,427

669

15

10,324
of which: integration-related expenses and PPA effects
2

355

192

73

112

191

3

927
of which: items related to the Swisscard transactions
4

180

180
Operating expenses (underlying)

4,702

1,179

533

2,314

477

12

9,218
Operating profit / (loss) before tax as reported

1,359

607

135

722

(391)

(299)

2,132
Operating profit / (loss) before tax (underlying)

1,545

663

208

696

(200)

(326)

2,586
For the quarter ended 30.6.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,053

2,272

768

2,803

401

(392)

11,904
of which: PPA effects and other integration items
1

233

246

310

(8)

780
Total revenues (underlying)

5,820

2,026

768

2,493

401

(384)

11,124
Credit loss expense / (release)

(1)

103

0

(6)

(1)

0

95
Operating expenses as reported

5,183

1,396

638

2,332

807

(15)

10,340
of which: integration-related expenses and PPA effects
2

523

182

98

245

325

(2)

1,372
Operating expenses (underlying)

4,660

1,213

540

2,087

481

(13)

8,969
Operating profit / (loss) before tax as reported

871

773

130

477

(405)

(377)

1,469
Operating profit / (loss) before tax (underlying)

1,161

710

228

412

(80)

(371)

2,060
1 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects, as well

as temporary and incremental items directly

related to the integration.

2 Includes temporary, incremental

operating
expenses directly related

to the integration,

as well as

amortization of intangibles

resulting from the

acquisition of the

Credit Suisse Group.

3 Represents the

gain related to

UBS’s share

of income recorded

by
Swisscard for the sale of the Credit Suisse card portfolios to UBS.

4 Represents the expense related to the payment to Swisscard for the sale of the Credit Suisse card portfolios to UBS.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Group performance

10
Selected financial information of the business divisions and Group Items (continued)
Year-to-date 30.6.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

12,722

4,547

1,513

6,149

202

(465)

24,668
of which: PPA effects and other integration items
1

318

514

290

1

47

1,170
of which: gain / (loss) related to an investment in an associate

(5)

(12)

(16)
of which: items related to the Swisscard transactions
2

64

64
Total revenues (underlying)

12,408

3,980

1,513

5,860

201

(512)

23,450
Credit loss expense / (release)

9

167

0

83

6

(1)

263
Operating expenses as reported

10,150

3,078

1,224

4,788

838

2

20,080
of which: integration-related expenses and PPA effects
3

739

432

135

233

444

(1)

1,982
of which: items related to the Swisscard transactions
4

180

180
Operating expenses (underlying)

9,411

2,467

1,088

4,555

395

2

17,918
Operating profit / (loss) before tax as reported

2,563

1,302

289

1,279

(642)

(465)

4,325
Operating profit / (loss) before tax (underlying)

2,988

1,347

424

1,222

(199)

(513)

5,269
Year-to-date 30.6.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

12,196

4,695

1,543

5,554

1,402

(747)

24,642
of which: PPA effects and other integration items
1

467

502

603

(12)

1,559
Total revenues (underlying)

11,729

4,193

1,543

4,951

1,402

(735)

23,083
Credit loss expense / (release)

(4)

146

0

26

35

(2)

201
Operating expenses as reported

10,228

2,800

1,303

4,496

1,818

(48)

20,597
of which: integration-related expenses and PPA effects 3

928

342

169

387

568

(1)

2,392
Operating expenses (underlying)

9,300

2,458

1,134

4,109

1,250

(47)

18,205
Operating profit / (loss) before tax as reported

1,972

1,748

241

1,032

(451)

(698)

3,844
Operating profit / (loss) before tax (underlying)

2,433

1,588

410

816

117

(687)

4,677
1 Includes accretion of PPA adjustments

on financial instruments and other PPA

effects, as well as temporary and

incremental items directly related to the integration.

2 Represents the gain related to UBS’s

share
of income recorded by Swisscard for the sale of the Credit

Suisse card portfolios to UBS.

3 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangibles resulting from the acquisition of the Credit Suisse Group.

4 Represents the expense related to the payment to Swisscard for the sale of the Credit Suisse card portfolios to UBS.
Integration-related expenses, by business division and Group Items
For the quarter ended Year-to-date
USD m 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Global Wealth Management

381

353

536

734

968
Personal & Corporate Banking

212

166

159

379

299
Asset Management

63

73

98

135

169
Investment Bank

121

112

245

233

387
Non-core and Legacy

251

191

325

443

568
Group Items

4

(2)

8

2

9
Total integration-related expenses

1,032

894

1,370

1,925

2,399
of which: total revenues

6

(5)

26

1

62
of which: operating expenses

1,025

899

1,344

1,924

2,336
of which: personnel expenses

619

559

825

1,178

1,381
of which: general and administrative expenses

313

279

426

592

781
of which: depreciation, amortization and impairment of non-financial assets

93

60

93

153

174
Underlying results
In addition to

reporting our

results in accordance

with IFRS Accounting

Standards, we

report underlying results

that
exclude items of profit or loss that management

believes are not representative of

the underlying performance.
In

the

second

quarter

of

2025,

underlying

revenues excluded

purchase

price

allocation

(PPA)

effects

and

other
integration items. PPA effects

mainly consisted of PPA

adjustments on financial

instruments measured at

amortized
cost, including

off-balance sheet

positions, arising

from the

acquisition of

the Credit

Suisse Group.

Accretion of

PPA
adjustments on financial

instruments is accelerated

when the related

financial instrument is

derecognized before
its contractual maturity. No adjustment is made for accretion of PPA on financial instruments within Non-core and
Legacy, due to the nature

of its business model.

Underlying revenues also excluded

a loss relating to an investment
in an associate.
In

the

second

quarter

of

2025,

underlying

expenses

excluded

integration-related expenses

that

are

temporary,
incremental and directly

related to the

integration of Credit

Suisse into

UBS, including costs

of internal

staff and
contractors

substantially

dedicated

to

integration

activities,

retention

awards,

redundancy

costs,

incremental
expenses from

the shortening

of useful lives

of property,

equipment and software,

and impairment charges

relating
to

these

assets.

Classification

as

integration-related

expenses

does

not

affect

the

timing

of

recognition

and
measurement of those expenses or the presentation

thereof in the income statement.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Group performance

11
Results: 2Q25 vs 2Q24
Reported operating

profit before

tax increased

by USD 724m,

or 49%,

to USD 2,193m, reflecting

an increase

in
total

revenues

and

lower

operating

expenses,

partly

offset

by

higher

net

credit

loss

expenses.

Total

revenues
increased by USD 208m, or 2%, to USD 12,112m, which included an increase from foreign currency effects and a
decrease

of USD

184m in

accretion impacts

resulting from

PPA

adjustments on

financial

instruments and

other
integration items. The increase in total revenues was

driven by increases of USD 177m in net

fee and commission
income and

USD 155m in

combined net

interest income

and other

net income

from financial

instruments measured
at fair

value

through profit

or loss,

partly

offset by

a USD 124m

decrease in

other income.

Operating expenses
decreased by USD 584m, or 6%, to USD 9,756m, which included an increase from foreign currency effects and a
USD 319m decrease in integration-related expenses.

The overall decrease in operating expenses was

mainly driven
by

USD 437m

lower

general

and

administrative

expenses,

a

USD 143m

decrease

in

personnel

expenses

and

a
USD 5m decrease

in depreciation,

amortization and

impairment of

non-financial assets.

Net credit

loss expenses
were USD 163m, compared with USD 95m

in the second quarter of 2024.
Underlying results 2Q25 vs 2Q24
Underlying revenues

for the

second quarter

of 2025

excluded PPA

effects and

other integration

items of

USD 596m
and a

USD 31m loss

relating to

an investment

in an

associate.

Underlying operating

expenses excluded

USD 1,055m
of integration-related expenses and PPA effects.
On an underlying basis, profit before tax increased by USD 623m to USD 2,683m,

reflecting a USD 422m increase
in total revenues

and a USD

268m decrease

in operating

expenses,

partly offset

by a USD

68m increase

in net credit
loss expenses.

Total revenues: 2Q25 vs 2Q24
Net interest income and other net income

from financial instruments measured at

fair value through profit or loss
Total combined

net interest

income and

other net

income from

financial instruments

measured at

fair value

through
profit or

loss increased

by USD 155m

to USD 5,373m

and included

a decrease

of USD 51m

in accretion

impacts
resulting from PPA adjustments on financial

instruments and other PPA effects.

Global

Wealth

Management revenues

decreased

by

USD 65m

to

USD 2,167m, which

included

USD 91m lower
accretion of PPA

adjustments on

financial instruments

and other PPA

effects. Excluding

the aforementioned

effects,
net

interest

income

decreased,

mainly

driven

by

lower loan

revenues, reflecting

margin

contraction, and

lower
deposit revenues

due to

lower central

bank interest

rates,

partly offset

by the

effect of

higher deposit

volumes,
positive foreign currency effects

and balance sheet optimization measures.

In addition,

trading revenues increased,
mainly reflecting higher levels of client activity.
Personal & Corporate

Banking revenues increased by

USD 21m to USD 1,585m, which

included USD 31m higher
accretion of

PPA adjustments on

financial instruments and

other PPA

effects, as

well as

positive foreign

currency
effects. Excluding the aforementioned effects, net interest income decreased, mainly driven by lower central bank interest rates

affecting deposit

revenues,

partly mitigated by

pricing measures, lower

liquidity and

funding costs,
and higher loan revenues.
Investment Bank revenues increased by USD 354m to USD 1,882m, including a USD 14m decrease in accretion of
PPA

adjustments

on

financial

instruments

and

other

PPA

effects.

The

overall

growth

was

mainly

due

to

higher
Derivatives & Solutions revenues, mostly driven

by Foreign Exchange,

Rates and Equity Derivatives, due to elevated
volatility and higher levels of client

activity. In addition, there were higher

revenues in Financing, with increases in
all

products, led

by Prime

Brokerage, supported

by higher

client balances.

These increases

were partly

offset by
lower revenues in Global Banking, largely driven

by a contraction in Leveraged Capital Markets revenues.
Non-core and Legacy revenues

were negative USD 92m, compared with positive USD 310m in the second quarter of 2024, mainly due

to lower net gains

from position exits

and lower net interest

income from securitized

products
and credit products, partly offset by lower

liquidity and funding costs, as a result of

a smaller portfolio.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Group performance

12
Revenues in Group Items were

negative USD 168m, compared with negative USD 417m

in the second quarter of
2024. The

change in

revenues was

mainly driven

by mark-to-market

gains from

Group hedging

and own

debt,
including hedge

accounting ineffectiveness,

compared to

losses in

the second

quarter of

2024. Revenues

in the
second quarter

of 2025

included offsetting

impacts on

portfolio-level economic

hedges and

mark-to-market effects
on own credit.
›
Refer to the relevant business division commentary in this section for more information about business-division-
specific revenues
›
Refer to “Note 3 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income

Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from Year-to-date
USD m 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Net interest income from financial instruments measured

at amortized cost and fair value
through other comprehensive income

466

33

2

498

357
Net interest income from financial instruments measured

at fair value through profit or
loss and other

1,500

1,597

1,533

(6)

(2)

3,096

3,118
Other net income from financial instruments measured

at fair value through profit or loss

3,408

3,937

3,684

(13)

(7)

7,346

7,866
Total

5,373

5,567

5,218

(3)

3

10,940

11,341
Global Wealth Management

2,167

2,195

2,232

(1)

(3)

4,362

4,587
of which: net interest income

1,705

1,708

1,825

0

(7)

3,413

3,698
of which: transaction-based income from foreign exchange and other intermediary
activity
1

462

487

407

(5)

13

949

889
Personal & Corporate Banking

1,585

1,428

1,564

11

1

3,013

3,269
of which: net interest income

1,367

1,239

1,350

10

1

2,605

2,859
of which: transaction-based income from foreign exchange and other intermediary
activity
1

218

189

214

15

2

407

410
Asset Management

0

(5)

1

(69)

(5)

0
Investment Bank

1,882

2,047

1,528

(8)

23

3,928

3,090
Non-core and Legacy

(92)

171

310

79

1,218
Group Items

(168)

(269)

(417)

(38)

(60)

(437)

(823)
1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement line Other net income from financial instruments measured

at fair value through profit or loss.

The amounts reported on this line

are one component of Transaction

-based income in the management discussion and
analysis in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.
Net fee and commission income
Net fee and commission income increased

by USD 177m

to USD 6,708m

and included a decrease of USD

152m

in
accretion of PPA adjustments on financial instruments and other PPA effects, which was reflected in other fee and commission income, predominantly in Global Banking

in the Investment Bank.
Investment fund

fees increased

by USD 200m

to USD 1,601m,

mainly in

Global Wealth

Management and

Asset
Management.

In

addition,

fees

for

portfolio

management

and

related

services

increased

by

USD 94m

to
USD 3,165m, predominantly in

Global Wealth

Management.

The increases

in Global

Wealth Management

were
mainly due to

higher average levels of

fee-generating assets reflecting positive market

performance and net new
fee-generating asset

inflows.

The increase

in Asset

Management was

largely driven

by positive

foreign currency
effects and positive market performance,

partly offset by continued margin compression.

Net brokerage fees increased by

USD 150m to USD 1,188m, due to

higher levels of client activity in

Global Wealth
Management,

and in Cash Equities in Execution Services

in the Investment Bank,

due to higher volumes.
M&A and corporate finance fees decreased

by USD 47m to USD 225m, mainly reflecting lower

advisory revenues
in our Global Banking business within the

Investment Bank.
›
Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information
Other income
Other income

was USD 30m,

compared with

USD 154m in

the second

quarter of

2024.

The second

quarter of
2025 included a

USD 31m

loss relating to an

investment in an

associate.

In addition,

there were losses

of USD 27m
recognized on repurchases of UBS’s

own debt instruments,

compared with gains of USD 4m

in the second quarter
of 2024.

The second

quarter of

2024 included

a USD 28m

net gain

in Asset

Management from

the sale

of our
Brazilian real estate fund management business.
›
Refer to “Note 5 Other income” in the “Consolidated financial statements” section of this report for more information

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Group performance

13
Credit loss expense / release: 2Q25 vs 2Q24
Total net credit loss expenses in the second quarter of 2025 were USD 163m, reflecting net expenses of USD 38m related

to

performing

positions

and

net

expenses

of

USD 125m

on

credit-impaired

positions.

Net

credit

loss
expenses were USD 95m

in the second quarter of 2024.
›
Refer to “Note 8 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the quarter ended 30.6.25
Global Wealth Management

(3)

6

0

3
Personal & Corporate Banking

22

91

1

114
Asset Management

0

0

0

0
Investment Bank

19

29

0

48
Non-core and Legacy

0

0

(2)

(2)
Group Items

0

0

0

0
Total

38

126

(1)

163
For the quarter ended 31.3.25
Global Wealth Management

(7)

13

(1)

6
Personal & Corporate Banking

(8)

61

0

53
Asset Management

0

0

0

0
Investment Bank

(5)

40

0

35
Non-core and Legacy

0

(1)

8

7
Group Items

(1)

0

0

(1)
Total

(21)

113

8

100
For the quarter ended 30.6.24
Global Wealth Management

(13)

12

0

(1)
Personal & Corporate Banking

(15)

132

(14)

103
Asset Management

0

0

0

0
Investment Bank

7

(14)

1

(6)
Non-core and Legacy

(1)

3

(2)

(1)
Group Items

0

0

0

0
Total

(22)

132

(15)

95

Operating expenses: 2Q25 vs 2Q24
Operating expenses
For the quarter ended % change from Year-to-date
USD m 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Personnel expenses

6,976

7,032

7,119

(1)

(2)

14,008

14,068
of which: salaries and variable compensation

5,900

5,968

6,058

(1)

(3)

11,868

11,922
of which: variable compensation – financial advisors
1

1,335

1,409

1,291

(5)

3

2,744

2,558
General and administrative expenses

1,881

2,431

2,318

(23)

(19)

4,312

4,731
of which: net expenses / (releases) for litigation, regulatory and similar matters

(412)

114

(153)

169

(298)

(158)
Depreciation, amortization and impairment of non-financial

assets

898

861

903

4

(1)

1,759

1,798
Total operating expenses

9,756

10,324

10,340

(6)

(6)

20,080

20,597
1 Financial advisor compensation consists of cash

compensation, determined using a formulaic

approach based on production, and

deferred awards. It also

includes expenses related to compensation commitments
with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
Personnel expenses
Personnel expenses

decreased by

USD 143m to

USD 6,976m, including

a USD 206m

decrease in

integration-related
expenses. The overall decrease

was mainly as a result of

lower amortization of awards

granted in prior periods and
lower accruals for performance awards. In addition, salary expenses were lower, reflecting the impact of a smaller workforce, largely offset by foreign currency effects. These decreases were partly offset by a USD 44m increase in
financial advisor compensation resulting from

higher compensable revenues.
›
Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Group performance

14
General and administrative expenses
General and administrative expenses decreased by USD 437m to USD 1,881m, including a USD 113m decrease in integration-related expenses. The overall decrease was mainly due to

USD 259m

higher net releases for litigation,
regulatory and

similar matters.

In addition, there

were decreases

of USD 82m

in outsourcing

costs, mainly

reflecting
lower IT

services costs,

as well

as USD 77m

lower consulting,

legal and

audit fees,

largely attributable

to the

decrease
in integration-related expenses.

›
Refer to “Note 7 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the UBS Group Annual Report
2024, available under “Annual reporting” at ubs.com/investors , for more information about litigation, regulatory and similar matters

Tax: 2Q25 vs 2Q24
The

Group had

a

net income

tax benefit

of USD

209m in

the second

quarter of

2025,

representing a

negative
effective tax rate

of 9.5%, compared

with a tax

expense of

USD 293m in the

second quarter

of 2024 and

a positive
effective tax rate of 20.0%.
This reflected a net deferred tax benefit of USD 577m, which included a USD 663m benefit related to integration-
related tax planning,

primarily driven by

the recognition of

deferred tax assets

(DTAs) in respect

of tax losses carried
forward and deductible temporary differences resulting from the final consolidation of legal entities in

the United
States. These

benefits were

partly offset

by a

net deferred

tax expense

of USD 86m

that primarily

related to

the
amortization

of

DTAs

previously

recognized

in

relation

to

tax

losses

carried

forward

and

deductible

temporary
differences.
The current tax expense was USD 368m, which primarily related to the taxable profits of UBS Switzerland AG and other entities.

Excluding any

potential effects

from the

remeasurement

of deferred

tax assets

in connection

with the

2025 business
planning

process

and

any

material

jurisdictional statutory

tax

rate

changes

that

could

be

enacted,

the

Group’s
effective tax

rate for

the second

half of

2025 is

expected to

be higher

than the

structural rate

of 23%.

The projected
second-half rate

is elevated

because the

Group’s net profit

is expected

to include

certain restructuring costs

and
other expenses

resulting from

the ongoing

integration of

the legacy

operations of

Credit Suisse

into the

UBS Group,
which are not expected

to result in a

tax benefit because

such costs and expenses

cannot be offset

against relevant
Group profits.
Total comprehensive income attributable

to shareholders
In

the

second

quarter

of

2025,

total

comprehensive

income

attributable

to

shareholders

was

USD 5,335m,
reflecting a net profit of USD 2,395m and other

comprehensive income (OCI), net of

tax, of USD 2,941m.
Foreign currency

translation OCI

was USD 2,536m,

mainly resulting

from the

US dollar

weakening against

the Swiss
franc and the euro.
OCI

related

to

cash

flow

hedges

was

USD 562m,

mainly

reflecting

net

unrealized

gains

on

US

dollar

hedging
derivatives resulting

from decreases

in the

relevant US

dollar long-term

interest rates

and net

losses on

hedging
instruments that were reclassified from OCI

to the income statement.
OCI related to own credit on financial

liabilities designated at fair value was negative USD 124m, primarily due to
a tightening of our own credit spreads.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the UBS Group
Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about own
c redit on financial liabilities designated at fair value

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Group performance

15
Sensitivity to interest rate movements
As of 30 June

2025, it is

estimated that

a parallel shift

in yield curves

by +100

basis points could

lead to a

combined
increase in annual

net interest income

from our

banking book of

approximately USD 1.3bn in

the first year

after
such a shift. Of

this increase, approximately USD 0.7bn, USD 0.4bn

and USD 0.1bn would result from

changes in
Swiss franc, US dollar and euro interest rates,

respectively.
A parallel shift in yield

curves by –100 basis points

could lead to a combined

increase in annual net

interest income
of approximately
USD 0.9bn. Of

this increase,

approximately USD 1.5bn

would result

from changes

in the

Swiss
franc interest

rate, driven

by both

contractual and

assumed flooring

benefits under

negative interest

rates. US

dollar
and euro interest rate changes

would lead to an offsetting decrease of USD

0.4bn and USD 0.1bn, respectively.
These estimates do not represent net interest income forecasts, as they are based on a hypothetical scenario of an
immediate change in interest rates,

equal across all currencies

and relative to implied

forward rates as of

30 June
2025 applied to our banking

book. These estimates further assume no

change to balance sheet size

and product
mix, stable foreign exchange rates, and no specific

management action.
›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book
Key figures and personnel
Below is

an overview

of selected

key figures

of the

Group. For

further information

about key

figures related

to
capital management, refer to the “Capital management”

section of this report.

Cost / income ratio: 2Q25 vs 2Q24
The cost / income ratio

was 80.5%, compared

with 86.9%, and

on an underlying

basis the cost / income

ratio was
75.4%, compared with 80.6%, both as a result

of higher total revenues and lower operating

expenses.
Personnel: 2Q25 vs 1Q25
The

number

of

internal

and

external

personnel

employed

was

approximately

123,526

(workforce

count)

as

of
30 June 2025,

a net

decrease of

2,551 compared

with 31 March

2025. The

number of

internal personnel

employed
as of 30 June 2025

was 105,132 (full-time equivalents), a net

decrease of 1,657 compared

with 31 March 2025.
The number of external

staff was approximately 18,393

(workforce count) as of

30 June 2025, a net

decrease of
approximately 894 compared with 31 March 2025.

Equity, CET1 capital and returns
As of or for the quarter ended Year-to-date
USD m, except where indicated 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Net profit
Net profit / (loss) attributable to shareholders

2,395

1,692

1,136

4,087

2,890
Equity

Equity attributable to shareholders

89,277

87,185

83,683

89,277

83,683
less: goodwill and intangible assets

7,023

6,909

7,313

7,023

7,313
Tangible equity attributable to shareholders

82,254

80,276

76,370

82,254

76,370
less: other CET1 adjustments

9,544

11,123

267

9,544

267
CET1 capital

72,709

69,152

76,104

72,709

76,104
Returns
Return on equity (%)

10.9

7.9

5.4

9.4

6.8
Return on tangible equity (%)

11.8

8.5

5.9

10.2

7.5
Underlying return on tangible equity (%)

13.4

10.0

8.4

11.7

9.2
Return on CET1 capital (%)

13.5

9.6

5.9

11.6

7.5
Underlying return on CET1 capital (%)

15.3

11.3

8.4

13.3

9.2
Common equity tier 1 capital: 2Q25 vs 1Q25
During

the

second

quarter

of

2025,

our

common

equity

tier 1

(CET1)

capital

increased

by

USD 3.6bn

to
USD 72.7bn,

mainly

driven

by

operating

profit

before

tax

of

USD 2.2bn,

foreign

currency

translation

gains

of
USD 2.3bn

and

an

increase

in

eligible

DTAs

on

temporary

differences

of

USD 0.4bn,

partly

offset

by

dividend
accruals of USD 0.8bn

and current tax expenses

of USD 0.4bn. Share

repurchases of USD 0.5bn made

under our
2024 share

repurchase program in

the second quarter

of 2025

did not

affect our CET1

capital position,

as there
w
as an equal reduction in the capital reserve for

expected future share repurchases.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Group performance

16
Return on common equity tier 1 capital: 2Q25

vs 2Q24
The annualized return

on CET1

capital was 13.5%,

compared with 5.9%.

On an

underlying basis, the

return on
CET1 capital

was 15.3%,

compared with

8.4%. These

increases were

driven by

an increase

in net

profit attributable
to shareholders and a decrease in average

CET1 capital.
Risk-weighted assets: 2Q25 vs 1Q25
During

the second

quarter of

2025,

RWA increased

by

USD 21.2bn to

USD 504.5bn, driven

by

an

USD 18.6bn
increase in currency effects and a USD 3.0bn increase resulting from asset size and other movements, partly offset
by a USD 0.3bn decrease resulting from model

updates and methodology changes.

Common equity tier 1 capital ratio: 2Q25 vs 1Q25
Our CET1

capital ratio

increased to

14.4% from

14.3%, reflecting

a USD 3.6bn

increase in

CET1 capital,

partly
offset by a USD 21.2bn increase in RWA.
Leverage ratio denominator: 2Q25 vs 1Q25
The

leverage

ratio

denominator

(the

LRD)

increased

by

USD 96.5bn

to

USD 1,658.1bn,

mainly

due

to

currency
effects of USD 88.1bn and asset size and other

movements of USD 8.4bn.
Common equity tier 1 leverage ratio: 2Q25

vs 1Q25
Our CET1 leverage

ratio was stable

at 4.4%, reflecting

a USD 96.5bn increase in

the LRD, offset

by a USD 3.6bn
increase in CET1 capital.
Results 6M25 vs 6M24
Operating profit

before tax

increased by

USD 481m, or

13%, to

USD 4,325m. Total

revenues increased

by USD 26m
and included

a decrease

of USD 389m

in accretion

impacts resulting

from PPA adjustments

on financial instruments
and other

PPA effects.

Operating expenses

decreased by

USD 517m, including

a USD 412m

decrease in

integration-
related expenses.

Net credit

loss expenses

were USD 263m,

compared with

USD 201m in

the first

six months

of
2024.
Total combined

net interest

income and

other net

income from

financial instruments

measured at

fair value

through
profit or loss decreased

by USD 401m to USD 10,940m

and included a decrease

of USD 168m in accretion

impacts
resulting from

PPA adjustments

on financial

instruments and

other PPA

effects,

largely reflected

in a

USD 189m
decrease in

net interest

income in

Global Wealth

Management.

The overall

decrease of

USD 225m in

Global Wealth
Management revenues was

also driven

by lower loan

revenues, reflecting margin

contraction, and lower

deposit
revenues

due

to

lower

central

bank

interest

rates,

partly

offset

by

the

effects

of

balance

sheet

optimization
measures,

higher deposit

volumes and

positive foreign

currency effects.

Personal &

Corporate Banking

revenues
decreased

by

USD 256m,

mainly

driven

by

lower

central

bank

interest

rates

affecting

deposit

revenues,

partly
mitigated by

pricing measures.

Investment Bank

revenues increased

by USD 838m,

mainly due

to an

increase in
Derivatives &

Solutions revenues

that resulted

from increased

volatility and

higher levels

of client

activity. In

addition,
there were

higher revenues

in Financing,

driven by

higher client

balances. These

increases were

partly offset

by
lower revenues in Global Banking,

which mainly resulted from lower volumes in Leveraged Capital

Markets.

Non-
core and Legacy revenues decreased by USD 1,139m, mainly due to lower net gains from position exits and lower net interest income

from securitized

products and

credit products,

partly offset

by lower

liquidity and funding

costs.
Revenues in the first six

months of 2024 also included

a net gain of USD 272m from

the conclusion of agreements
with Apollo relating

to the

former Credit Suisse

securitized products

group. Revenues

in Group Items

were negative
USD 437m, compared

with negative

USD 823m

in the

first six

months of

2024, and

included lower

mark-to-market
losses from Group hedging and own debt, including

hedge accounting ineffectiveness, within

Group Treasury.

Net fee and commission income increased by

USD 462m

to USD 13,485m and included a decrease of

USD 282m
in accretion of

PPA adjustments on

financial instruments and

other PPA

effects, which was

reflected in

other fee
and commission

income. Investment

fund fees

increased by

USD 485m

and fees

for portfolio

management and
related services increased

by USD 148m, both mainly

in Global Wealth

Management,

mainly due to higher

average
levels of fee-generating assets, reflecting

positive market performance and net

new fee-generating asset inflows.
Net brokerage

fees increased by

USD 367m due

to higher

levels of

client activity in

Global Wealth

Management
and

in

Execution

Services

in

the

Investment

Bank,

due

to

higher

volumes.

M&A

and

corporate

finance

fees
d
ecreased by USD 60m, predominantly in our

Global Banking business within the Investment

Bank.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Group performance

17
Other income was USD 243m

compared with USD 278m in the first six months

of 2024. Revenues included losses
of USD 62m recognized on repurchases of

UBS’s own debt instruments, compared with

gains of USD 26m in the
first six months of 2024. In addition,

there was a USD 16m net loss relating to

an investment in an associate.

The
first six months of 2024

also included a USD 28m

net gain in Asset

Management from the

sale of our Brazilian

real
estate fund management business. These decreases

were partly offset by a USD 97m gain in Non-core and

Legacy
related to the

sale of

Select Portfolio

Servicing, the

US mortgage servicing

business of

Credit Suisse,

and a

USD 64m
gain in Personal & Corporate Banking related

to the Swisscard transactions.
Personnel

expenses

decreased

by

USD 60m

to

USD 14,008m,

attributable

to

a

decrease

in

salary

expenses,
reflecting the impact of a smaller workforce,

and the amortization of awards granted in prior

periods, partly offset
by foreign

currency effects. These

decreases were partly

offset by

higher accruals for

performance awards and

a
USD 186m increase in financial advisor compensation

resulting from higher compensable revenues.
General and administrative expenses decreased by USD 419m to USD 4,312m, mainly driven by USD 193m

lower
consulting, legal and

audit fees, USD 140m

higher net releases

for litigation, regulatory

and similar matters,

as well
as

a

USD 126m

decrease

in

outsourcing

costs.

This

was

partly

offset

by

a

USD 180m

expense

related

to

the
Swisscard transactions in Personal & Corporate

Banking.
Outlook
The third

quarter started

with strong

market performance

in risk

assets, particularly

international equities,

combined
with a

weak US

dollar. Investor

sentiment remains

broadly constructive,

tempered by

persistent macroeconomic
and geopolitical

uncertainties. Against

this backdrop,

our client

conversations and

deal pipelines

indicate a

high
level

of

readiness

among

investors

and

corporates

to

deploy

capital,

as

conviction

around

the

macro

outlook
strengthens.

For the third quarter, we expect Global Wealth Management’s net interest income (NII) and Personal & Corporate
Banking’s NII in Swiss francs to be broadly stable. In US dollar terms, this translates to a sequential low single-digit
percentage increase.

We also

expect trading

and transactional

activity to

reflect more

normalized seasonal patterns

and activity

levels
compared to the

same quarter a

year ago, particularly

in Global Wealth

Management’s transaction-based

revenues
and

the

Investment

Bank’s

Global

Markets

performance.

Pull-to-par

revenues
1

are

expected

to

be

around
USD 0.4bn, partly mitigating the expected

USD 1.1bn in integration-related expenses.

We remain focused on actively engaging with our clients, helping them to navigate a complex environment while
executing on our

growth and integration

plans. We are

confident in our

ability to deliver

on our 2025

and 2026
financial targets, leveraging the power of our

diversified business model.
1
Pull-to-par revenues are revenues recognized when

fair value reductions taken

on financial instruments acquired as

part of the Credit Suisse transaction

through the required purchase price allocation

(PPA) unwind
as the instruments approach their maturity.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Global Wealth Management

18
Global Wealth Management
Global Wealth Management
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Results
Net interest income

1,705

1,708

1,825

0

(7)

3,413

3,698
Recurring net fee income
1

3,351

3,279

3,104

2

8

6,630

6,128
Transaction-based income
1

1,236

1,427

1,105

(13)

12

2,664

2,317
Other income

7

8

19

(11)

(64)

15

53
Total revenues

6,300

6,422

6,053

(2)

4

12,722

12,196
Credit loss expense / (release)

3

6

(1)

(44)

9

(4)
Operating expenses

5,093

5,057

5,183

1

(2)

10,150

10,228
Business division operating profit / (loss) before tax

1,204

1,359

871

(11)

38

2,563

1,972
Underlying results
Total revenues as reported

6,300

6,422

6,053

(2)

4

12,722

12,196
of which: PPA effects and other integration items
2

153

165

233

(8)

(34)

318

467
of which: PPA effects recognized in net interest income

148

159

240

(7)

(38)

307

497
of which: PPA effects and other integration items recognized in transaction-based income

5

6

(6)

(26)

11

(30)
of which: gain / (loss) related to an investment in an associate

(8)

4

(5)
Total revenues (underlying)
1

6,156

6,253

5,820

(2)

6

12,408

11,729
Credit loss expense / (release)

3

6

(1)

(44)

9

(4)
Operating expenses as reported

5,093

5,057

5,183

1

(2)

10,150

10,228
of which: integration-related expenses and PPA effects
1,3

383

355

523

8

(27)

739

928
Operating expenses (underlying)
1

4,710

4,702

4,660

0

1

9,411

9,300
of which: expenses for litigation, regulatory and similar matters

13

14

17

(6)

(20)

28

28
Business division operating profit / (loss) before tax as reported

1,204

1,359

871

(11)

38

2,563

1,972
Business division operating profit / (loss) before tax (underlying)
1

1,443

1,545

1,161

(7)

24

2,988

2,433
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

38.3

23.4

(15.3)

30.0

(11.9)
Cost / income ratio (%)
1

80.8

78.8

85.6

79.8

83.9
Average attributed equity (USD bn)
4

34.2

33.6

32.9

2

4

33.9

33.0
Return on attributed equity (%)
1,4

14.1

16.2

10.6

15.1

12.0
Financial advisor compensation
5

1,334

1,409

1,291

(5)

3

2,743

2,558
Net new fee-generating assets (USD bn)
1

7.5

27.2

16.3

34.7

33.9
Fee-generating assets (USD bn)
1

1,980

1,847

1,764

7

12

1,980

1,764
Net new assets (USD bn)
1

23.3

31.5

26.9

54.8

54.2
Net new assets growth rate (%)
1

2.2

3.0

2.7

2.6

2.7
Invested assets (USD bn)
1

4,512

4,218

4,038

7

12

4,512

4,038
Net new loans (USD bn)
1

3.4

2.2

(1.5)

5.6

(8.1)
Loans, gross (USD bn)
6

318.3

300.1

305.2

6

4

318.3

305.2
Net new deposits (USD bn)
1

9.0

(9.3)

(6.0)

(0.3)

2.0
Customer deposits (USD bn)
6

488.8

464.4

476.2

5

3

488.8

476.2
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,7

0.5

0.4

0.4

0.5

0.4
Advisors (full-time equivalents)

9,565

9,693

10,068

(1)

(5)

9,565

10,068
Underlying performance measures
Pre-tax profit growth (year-on-year, %) 1

24.3

21.5

27.7

22.8

14.7
Cost / income ratio (%)
1

76.5

75.2

80.1

75.8

79.3
Return on attributed equity (%)
1,4

16.9

18.4

14.1

17.6

14.7
1 Refer to “Alternative

performance measures” in the appendix

to this report for the definition

and calculation method.

2 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects, as
well as temporary and incremental items

directly related to the integration.

3 Includes temporary, incremental

operating expenses directly related to the

integration, as well as amortization of

intangibles resulting
from the acquisition of the Credit Suisse Group.

4 Refer to the “Equity attribution” section of this report for more information about the equity attribution framework.

5 Relates to licensed professionals with the
ability to provide investment

advice to clients in

the Americas. Consists

of cash compensation, determined

using a formulaic approach

based on production,

and deferred awards.

Also includes expenses related

to
compensation commitments with

financial advisors entered

into at the

time of recruitment

that are subject

to vesting requirements.

Recruitment loans to

financial advisors were

USD 1,579m as of

30 June 2025.

6 Loans and Customer deposits in this

table include customer brokerage receivables and payables, respectively, which are presented in separate reporting lines on the balance sheet.

7 Refer to the “Risk management
and control” section of this report for more information about (credit-)impaired exposures. Excludes loans to financial advisors.
Results: 2Q25 vs 2Q24
Profit before tax increased by USD 333m, or 38%, to USD 1,204m,

mainly due to higher total revenues and lower
operating

expenses.

Underlying

profit

before

tax

was

USD 1,443m,

an

increase

of

24%,

after

excluding

from
operating

expenses

USD 383m

of

integration-related

expenses

and

purchase

price

allocation

(PPA)

effects

and
excluding from total revenues

USD 153m of PPA effects

and other integration items

and an USD 8m loss related

to
an investment in an associate.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Global Wealth Management

19
Total revenues
Total revenues increased by USD 247m, or 4%, to USD 6,300m, largely driven by higher recurring net fee income
and transaction-based income,

partly offset

by lower

net interest

income, and included

an USD 80m

decrease in
PPA effects

and other

integration items.

Excluding USD 153m

of PPA

effects and

other integration

items and

an
USD 8m loss related to an investment in an associate,

underlying total revenues were USD 6,156m, an increase of
6%.
Net

interest

income

decreased

by

USD 120m,

or

7%,

to

USD 1,705m,

and

included

a

USD 92m

decrease

in
accretion of PPA

adjustments on financial

instruments and other

PPA effects.

The remaining variance

was largely
driven by lower

loan revenues,

reflecting margin

contraction,

and lower

deposit revenues

due to

lower central

bank
interest rates.

The variance

also included

a change

to our

segmentation approach

that was

implemented in

February
2025 and led to

a shift of some

affluent clients to

Personal & Corporate Banking.

The decrease was

partly offset by
the effects of

higher deposit volumes, positive foreign

currency effects and balance sheet

optimization measures.
Excluding PPA effects of USD 148m, underlying

net interest income was USD 1,557m, a decrease

of 2%.

Recurring net fee income increased by USD 247m, or 8%, to USD 3,351m, mainly driven by higher average levels of fee-generating assets,

reflecting positive market performance and net new

fee-generating asset inflows.
Transaction-based income

increased by

USD 131m, or

12%, to

USD 1,236m, mainly

driven by

higher levels

of client
activity across

all regions.

Excluding PPA

effects of

USD 5m, underlying

transaction-based income

was USD 1,232m,
an increase of 11%.
Other income

decreased by USD

12m to

USD 7m and

included a

loss of

USD 8m related

to an

investment in

an
associate. Excluding the aforementioned

loss, underlying other income was USD 15m.
Credit loss expense / release
Net credit loss expenses were USD 3m, compared with net credit loss releases of USD 1m in the second quarter of
2024.
Operating expenses
Operating

expenses

decreased

by

USD 90m,

or

2%,

to

USD 5,093m

and

included

a

USD 140m

decrease

in
integration-related

expenses.

Excluding

USD 383m

of

integration-related

expenses

and

PPA

effects,

underlying
operating expenses were

USD 4,710m, an increase

of 1%,

mainly driven

by unfavorable foreign

currency effects
and higher financial advisor compensation reflecting

an increase in compensable revenues.
Invested assets: 2Q25 vs 1Q25
Invested

assets

increased

by

USD 294bn

to

USD 4,512bn,

mainly

driven

by

positive

market

performance

of
USD 177.8bn, foreign currency effects of

USD 96.8bn and net new asset inflows of

USD 23.3bn.
Loans: 2Q25 vs 1Q25
Loans increased by

USD 18.2bn to USD 318.3bn,

mainly driven by

positive foreign currency

effects and positive

net
new loans of USD 3.4bn.
›
Refer to the “Risk management and control” section of this report for more information
Customer deposits: 2Q25 vs 1Q25
Customer deposits

increased by

USD 24.4bn to

USD 488.8bn, mainly

driven by

positive foreign

currency effects
and net new deposit inflows of USD 9.0bn.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Global Wealth Management

20
Results: 6M25 vs 6M24
Profit before tax increased by USD 591m, or 30%, to USD 2,563m,

mainly due to higher total revenues and lower
operating

expenses.

Underlying

profit

before

tax

was

USD 2,988m,

an

increase

of

23%,

after

excluding

from
operating expenses USD 739m of integration-related expenses and PPA effects and excluding from total revenues
USD 318m of PPA effects and other integration

items and a USD 5m loss related to an investment

in an associate.
Total revenues increased by

USD 526m, or 4%, to USD

12,722m, largely driven by

higher recurring net fee income
and transaction-based income,

partly offset

by lower

net interest

income, and included

a USD 149m decrease

in
PPA

effects and

other integration

items. Excluding

USD 318m of

PPA

effects and

other integration

items and

a
USD 5m loss related

to an investment

in an

associate,

underlying total revenues

were USD 12,408m, an

increase
of 6%.
Net

interest

income

decreased

by

USD 285m,

or

8%,

to

USD 3,413m,

and

included

a

USD 190m

decrease

in
accretion of PPA

adjustments on financial

instruments and other

PPA effects.

The remaining variance

was largely
driven by lower

loan revenues,

reflecting margin

contraction,

and lower

deposit revenues

due to

lower central

bank
interest rates.

The variance

also included

a change

to our

segmentation approach

that was

implemented in

February
2025 and led to

a shift of some

affluent clients to

Personal & Corporate Banking.

The decrease was

partly offset by
the effects of

balance sheet optimization measures, higher deposit

volumes and positive foreign currency

effects.
Excluding PPA effects of USD 307m, underlying

net interest income was USD 3,106m, a decrease

of 3%.

Recurring net fee income increased by USD 502m, or 8%, to USD 6,630m, mainly driven by higher average levels of fee-generating assets, reflecting positive market

performance and net new fee-generating asset

inflows.
Transaction-based income

increased by

USD 347m, or

15%, to

USD 2,664m, mainly

driven by

higher levels

of client
activity

across

all

regions.

Excluding

PPA

effects

of

USD 11m,

underlying

transaction-based

income

was
USD 2,653m, an increase of 13%.
Other income decreased by USD 38m to USD 15m and included a net loss of

USD 5m related to an investment in
an associate. Excluding the aforementioned loss,

underlying other income was USD 19m.
Net credit loss expenses were USD 9m, compared

with net credit loss releases of USD 4m in the

first half of 2024.
Operating

expenses

decreased

by

USD 78m,

or

1%,

to

USD 10,150m

and

included

a

USD 189m

decrease

in
integration-related

expenses.

Excluding

USD 739m

of

integration-related

expenses

and

PPA

effects,

underlying
operating expenses were

USD 9,411m, an increase

of 1%,

mainly driven

by unfavorable foreign

currency effects
and higher financial advisor compensation reflecting

an increase in compensable revenues.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Global Wealth Management

21
Regional breakdown of performance measures
As of or for the quarter ended 30.6.25
USD m, except where indicated Americas
1
Asia Pacific EMEA Switzerland Divisional items
2
Global Wealth
Management
Net interest income

500

304

382

374

145

1,705
Recurring net fee income
3

2,015

286

575

463

13

3,351
Transaction-based income
3

403

359

274

215

(15)

1,236
Other income

10

(2)

2

(2)

(2)

7
Total revenues

2,929

947

1,234

1,049

141

6,300
Credit loss expense / (release)

4

1

1

(2)

0

3
Operating expenses

2,561

598

839

698

397

5,093
Operating profit / (loss) before tax

364

348

394

353

(256)

1,204
of which: PPA effects, integration-related items and other items
4

(239)

(239)
Cost / income ratio (%)
3

87.4

63.2

68.0

66.5

80.8
Net new fee-generating assets (USD bn)
3

1.7

1.6

3.5

0.8

(0.1)

7.5
Fee-generating assets (USD bn)
3

1,125

187

417

249

1

1,980
Net new assets (USD bn)
3

(3.5)

11.1

9.1

7.0

(0.3)

23.3
Net new assets growth rate (%)
3

(0.7)

6.4

5.4

3.6

2.2
Invested assets (USD bn)
3

2,189

746

728

844

5

4,512
Net new loans (USD bn)
3

1.9

0.2

2.2

(0.7)

(0.2)

3.4
Loans, gross (USD bn)

100.4
5

44.7

63.2

108.8

1.1

318.3
Net new deposits (USD bn)
3

0.2

4.8

4.5

0.0

(0.6)

9.0
Customer deposits (USD bn)

114.1
5

122.9

117.6

130.0

4.2

488.8
Advisors (full-time equivalents)

5,773

933

1,508

1,259

93

9,565
As of or for the quarter ended 30.6.24
USD m, except where indicated Americas
1
Asia Pacific EMEA Switzerland Divisional items
2
Global Wealth
Management
Net interest income

477

323

403

389

232

1,825
Recurring net fee income
3

1,891

258

527

418

11

3,104
Transaction-based income
3

385

313

230

198

(20)

1,105
Other income

8

10

(1)

(2)

4

19
Total revenues

2,761

903

1,159

1,003

227

6,053
Credit loss expense / (release)

4

(3)

1

(2)

(1)

(1)
Operating expenses

2,510

596

856

683

539

5,183
Operating profit / (loss) before tax

247

310

302

322

(311)

871
of which: PPA effects, integration-related items and other items
4

(290)

(290)
Cost / income ratio (%)
3

90.9

66.0

73.8

68.1

85.6
Net new fee-generating assets (USD bn)
3

12.1

1.1

(0.5)

3.6

(0.1)

16.3
Fee-generating assets (USD bn)
3

1,012

160

371

221

1

1,764
Net new assets (USD bn)
3

6.2

8.2

1.1

11.9

(0.5)

26.9
Net new assets growth rate (%)
3

1.3

5.1

0.7

6.5

2.7
Invested assets (USD bn)
3

1,994

627

660

750

5

4,038
Net new loans (USD bn)
3

1.1

(0.8)

(0.4)

(1.4)

0.0

(1.5)
Loans, gross (USD bn)

96.4
5

42.2

58.9

106.7

1.0

305.2
Net new deposits (USD bn)
3

(4.1)

(2.3)

(1.2)

1.7

(0.1)

(6.0)
Customer deposits (USD bn)

105.3
5

126.7

118.7

123.6

1.9

476.2
Advisors (full-time equivalents)

6,002

1,014

1,553

1,407

93

10,068
1 Including the

following business units:

United States and

Canada; and Latin

America.

2 Includes impacts from

accretion of purchase

price allocation (PPA)

adjustments on financial

instruments and other

PPA
effects, integration-related expenses,

certain gains and losses including from investments

in associates, referral payments

from and to Personal & Corporate

Banking from client shifts, impacts from

agreements with
certain clients, and impacts from minor functions which are not included in the four regions individually presented in this table.

3 Refer to “Alternative

performance measures” in the appendix to this report for the definition and calculation method.

4 Items of profit or loss that management believes are

not representative of the underlying performance,

namely impacts from accretion of purchase price allocation adjustments on financial instruments

and other PPA

effects, integration-related

expenses, amortization

of intangibles resulting

from the acquisition

of the Credit

Suisse Group, and

certain gains and

losses from investments in
associates.

5 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which are presented in

separate reporting lines on the balance sheet.
Regional comments 2Q25 vs 2Q24, except where

indicated

Americas
Profit

before

tax

increased

by

USD 117m

to

USD 364m.

Total

revenues

increased

by

USD 168m,

or

6%,

to
USD 2,929m, mainly

driven by

increases of USD 124m

in recurring net

fee income,

USD 23m in net

interest income
and USD 18m

in transaction-based income.

Operating expenses increased

by USD 51m,

or 2%,

to USD 2,561m.
The cost / income ratio decreased to 87.4% from 90.9%. Loans increased by

2% compared with the first quarter
of 2025, to USD 100.4bn, mainly driven by positive net new loans of USD 1.9bn.

Customer deposits were broadly
stable compared with the first quarter of 2025, at USD 114.1bn, with net new deposit inflows of USD 0.2bn. Net new asset outflows were USD 3.5bn.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Global Wealth Management

22
Asia Pacific
Profit before tax

increased by

USD 38m to USD

348m. Total

revenues increased

by USD 44m,

or 5%, to

USD 947m,
mainly driven

by increases

of USD 46m

in transaction-based

income and

USD 28m in

recurring net

fee income,
partly offset by a USD 19m

decrease in net interest

income. Operating expenses

were broadly stable at

USD 598m.
The cost / income ratio decreased to 63.2% from 66.0%. Loans increased by

3% compared with the first quarter
of

2025,

to

USD 44.7bn,

mainly

driven

by

positive

foreign

currency

effects

and

by

positive

net

new

loans

of
USD 0.2bn. Customer deposits

increased by 3%

compared with the

first quarter of

2025, to

USD 122.9bn, with
net new deposit inflows of USD 4.8bn. Net new

asset inflows were USD 11.1bn.
EMEA
Profit

before

tax

increased

by

USD 92m

to

USD 394m.

Total

revenues

increased

by

USD 75m,

or

6%,

to
USD 1,234m, mainly

driven by

increases of

USD 48m in

recurring net

fee income

and

USD 44m in

transaction-
based

income,

partly

offset

by

a

USD 21m

decrease

in

net

interest

income.

Operating

expenses

decreased

by
USD 17m, or 2%, to USD

839m. The cost / income ratio

decreased to 68.0% from

73.8%. Loans increased

by 5%
compared with the

first quarter

of 2025, to

USD 63.2bn, mainly

driven by positive

net new loans

of USD 2.2bn

and
positive foreign currency effects. Customer deposits increased by 5% compared with the first quarter of 2025, to
USD 117.6bn, mainly driven

by net new deposit

inflows of USD 4.5bn and

by positive foreign currency

effects. Net
new asset inflows were USD 9.1bn.
Switzerland
Profit before

tax increased

by USD 31m

to USD 353m.

Total revenues

increased by

USD 46m to

USD 1,049m,

mostly
driven by increases of USD 45m in recurring

net fee income and USD 17m in transaction-based

income. Operating
expenses increased by USD 15m, or 2%, to USD 698m. The cost / income ratio decreased to 66.5% from 68.1%.
Loans increased

by 12%

compared with

the first

quarter of

2025, to

USD 108.8bn, mainly

driven by

positive foreign
currency

effects,

partly

offset

by

negative

net

new

loans

of

USD 0.7bn.

Customer

deposits

increased

by

11%
compared with the

first quarter of 2025,

to USD 130.0bn, mainly

driven by positive foreign

currency effects. Net
new asset inflows were USD 7.0bn.
Divisional items
Operating loss before tax was USD 256m and mainly included USD 383m of integration-related expenses and PPA
effects, impacts

from agreements

with certain

clients,

and a

loss of

USD 8m related

to an

investment in

an associate,
partly offset by the aforementioned USD 153m

related to PPA effects and other integration

items.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Personal & Corporate Banking

23
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
As of or for the quarter ended % change from Year-to-date
CHF m, except where indicated 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Results
Net interest income

1,111

1,114

1,225

0

(9)

2,226

2,557
Recurring net fee income
1

357

357

357

0

0

715

705
Transaction-based income
1

459

452

463

2

(1)

911

911
Other income

(28)

66

16

38

27
Total revenues

1,900

1,989

2,061

(4)

(8)

3,889

4,201
Credit loss expense / (release)

91

48

92

91

(1)

139

132
Operating expenses

1,243

1,396

1,266

(11)

(2)

2,638

2,507
Business division operating profit / (loss) before tax

566

545

703

4

(19)

1,111

1,562
Underlying results
Total revenues as reported

1,900

1,989

2,061

(4)

(8)

3,889

4,201
of which: PPA effects and other integration items
2

222

216

223

3

0

438

449
of which: PPA effects recognized in net interest income

205

192

201

7

2

396

413
of which: PPA effects and other integration items recognized in transaction-based income

17

25

22

(30)

(21)

42

36
of which: gain / (loss) related to an investment in an associate

(18)

9

(8)
of which: items related to the Swisscard transactions
3

58

58
Total revenues (underlying)
1

1,696

1,705

1,838

0

(8)

3,401

3,751
Credit loss expense / (release)

91

48

92

91

(1)

139

132
Operating expenses as reported

1,243

1,396

1,266

(11)

(2)

2,638

2,507
of which: integration-related expenses and PPA effects
1,4

195

172

165

13

18

367

307
of which: items related to the Swisscard transactions
5

164

164
Operating expenses (underlying)
1

1,048

1,060

1,101

(1)

(5)

2,108

2,200
of which: expenses for litigation, regulatory and similar matters

0

0

0

0

0
Business division operating profit / (loss) before tax as reported

566

545

703

4

(19)

1,111

1,562
Business division operating profit / (loss) before tax (underlying)
1

557

597

645

(7)

(14)

1,154

1,420
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

(19.5)

(36.5)

19.2

(28.9)

36.8
Cost / income ratio (%)
1

65.4

70.2

61.4

67.8

59.7
Average attributed equity (CHF bn)
6

17.7

18.2

19.4

(2)

(9)

17.9

19.3
Return on attributed equity (%)
1,6

12.8

12.0

14.5

12.4

16.2
Net interest margin (bps)
1

179

181

195

180

203
Loans, gross (CHF bn)

248.7

248.9

249.5

0

0

248.7

249.5
Customer deposits (CHF bn)

249.3

251.2

254.7

(1)

(2)

249.3

254.7
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,7

1.2

1.3

1.1

1.2

1.1
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
1

(13.7)

(22.9)

30.5

(18.7)

35.7
Cost / income ratio (%)
1

61.8

62.2

59.9

62.0

58.7
Return on attributed equity (%)
1,6

12.6

13.2

13.3

12.9

14.7
1 Refer to “Alternative

performance measures” in the appendix to

this report for the definition and

calculation method.

2 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects, as
well as temporary and

incremental items directly related

to the integration.

3 Represents the gain

related to UBS’s

share of income recorded

by Swisscard for the

sale of the Credit

Suisse card portfolios

to UBS.

4 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangibles resulting from the acquisition of the Credit Suisse

Group.

5 For the first quarter of 2025
this represents the expense related to the payment to Swisscard for the sale of the Credit Suisse card portfolios to UBS.

6 Refer to the “Equity attribution” section of this report for more information about the equity attribution framework.

7 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Personal & Corporate Banking

24
Results : 2Q25 vs 2Q24
Profit before

tax decreased

by

CHF 137m, or

19%, to

CHF 566m, mainly

reflecting lower

total revenues,

partly
offset by lower operating

expenses. Underlying profit

before tax was CHF 557m,

a decrease of 14%, mainly

driven
by lower net interest income, resulting from lower market interest rates. This underlying profit excludes from total revenues CHF 222m of purchase price allocation

(PPA) effects and other integration items

and a loss of

CHF 18m
related to an investment

in an associate; it

also excludes from operating

expenses CHF 195m of

integration-related
expenses and PPA effects.
Total revenues
Total revenues decreased

by CHF 161m, or

8%, to CHF

1,900m, mainly due

to lower net

interest income

and other
income, and included a CHF 1m decrease in PPA effects and other integration items. Total revenues in the second
quarter of 2025 also included a loss of CHF 18m related to an investment in an associate. Excluding CHF 222m of
PPA effects and other integration

items and the aforementioned

loss, underlying total revenues

were CHF 1,696m,
a decrease of 8%.
Net interest income decreased by CHF 114m, or 9%, to CHF 1,111m,

mainly driven by lower central bank interest
rates affecting

deposit revenues,

partly mitigated

by pricing

measures, lower

liquidity and

funding costs,

and higher
loan revenues. Net

interest income also

included a CHF 4m

increase in accretion

of PPA

adjustments on financial
instruments

and

other

PPA

effects.

Excluding

PPA

effects

of

CHF 205m,

underlying

net

interest

income

was
CHF 907m, a decrease of 11%.
Recurring net fee income was stable at CHF 357m, largely

due to higher custody asset levels, mainly reflecting

net
new inflows

and positive

market performance,

offset by

the effect

from a

reclassification

of recurring

net fee

income
to transaction-based income as a result of aligning Credit Suisse presentation to that of

UBS in the second half of
2024.
Transaction-based income was broadly stable at CHF 459m, as lower corporate client revenues were offset by the positive

impact

from

the

aforementioned

reclassification, and

included

a

CHF 5m

decrease

in

accretion

of

PPA
adjustments on

financial

instruments and

other PPA

effects. Excluding

CHF 17m of

PPA effects

and other

integration
items, underlying transaction-based income

was also largely stable at CHF 442m.
Other income was negative CHF 28m,

compared with positive CHF 16m, and

included a loss of

CHF 18m related
to an investment in an associate. Excluding this

loss, underlying other income was negative

CHF 10m.
Credit loss expense / release
Net credit loss expenses were CHF 91m and mainly reflected net expenses on credit-impaired positions. Net credit loss expenses in the prior-year quarter were

CHF 92m.
Operating expenses
Operating

expenses

decreased

by

CHF 23m,

or

2%,

to

CHF 1,243m

and

included

a

CHF 30m

increase

in
integration-related

expenses.

Excluding

CHF 195m

of

integration-related

expenses

and

PPA

effects,

underlying
operating expenses

were CHF 1,048m,

a decrease

of 5%,

mainly driven

by lower

personnel expenses,

including
lower variable compensation.
Results : 6M25 vs 6M24
Profit

before

tax

decreased by

CHF 451m,

or

29%, to

CHF 1,111m, mainly

reflecting lower

total

revenues and
higher operating

expenses. Underlying

profit before

tax was

CHF 1,154m, a

decrease of

19%, predominantly

driven
by lower net interest income, resulting from lower market interest rates. This underlying profit excludes from total revenues

CHF 438m

of

PPA

effects

and

other

integration

items,

a

gain

of

CHF 58m

related

to

the

Swisscard
transactions, and

a net

loss of

CHF 8m related

to an

investment in

an associate;

it also

excludes from

operating
expenses

CHF 367m

of

integration-related

expenses

and

PPA

effects

and

a

CHF 164m

expense

related

to

the
Swisscard transactions.

Total revenues decreased by CHF 312m, or 7%, to CHF 3,889m, predominantly due to lower net interest income, and included

an CHF 11m

decrease in

PPA effects

and other

integration items.

Total revenues

in the

first half

of
2025 also included

a gain of CHF 58m

related to the

Swisscard transactions and

a net loss of

CHF 8m related to an
investment in

an associate.

Excluding CHF 438m

of PPA

effects and

other integration

items and

the aforementioned
g
ain and a net loss, underlying total revenues

were CHF 3,401m, a decrease of 9%.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Personal & Corporate Banking

25
Net interest income

decreased by CHF 331m,

or 13%, to

CHF 2,226m, mainly driven

by lower central

bank interest
rates affecting

deposit revenues,

partly mitigated

by pricing

measures.

Net interest

income also

included a

CHF 17m
decrease in accretion of PPA

adjustments on financial instruments and other PPA

effects. Excluding PPA effects of
CHF 396m, underlying net interest income was

CHF 1,829m, a decrease of 15%.
Recurring net fee income increased by CHF 10m, or 1%, to CHF 715m, largely due to higher custody asset levels, mainly reflecting

net new

inflows and

positive market

performance, partly

offset by

the effect

from a

reclassification
of recurring net

fee income to transaction-based income

as a result

of aligning Credit Suisse

presentation to that
of UBS in the second half of 2024.
Transaction-based income was stable at CHF 911m, as lower corporate client revenues were offset by the positive impact from the aforementioned reclassification, and included a CHF 6m increase in accretion of PPA adjustments on

financial

instruments and

other

PPA

effects. Excluding

CHF 42m of

PPA

effects and

other

integration items,
underlying transaction-based income was

broadly stable at CHF 869m.
Other income

increased by

CHF 11m to

CHF 38m, mainly

reflecting a

gain of

CHF 58m related

to the

Swisscard
transactions and a net loss of

CHF 8m related to an investment in an

associate. Excluding these items, underlying
other income was negative CHF 12m.
Net credit loss expenses were CHF 139m and mainly reflected net expenses on credit-impaired positions, primarily in the legacy Credit Suisse corporate loan book.

Net credit loss expenses in the prior-year period

were CHF 132m.
Operating expenses increased by CHF 131m, or

5%, to CHF 2,638m, largely due to

a CHF 164m expense related
to

the

Swisscard

transactions,

and

included

a

CHF 61m

increase

in

integration-related

expenses.

Excluding
CHF 367m

of

integration-related

expenses

and

PPA

effects

and

the

aforementioned

expense

of

CHF 164m,
underlying operating expenses were CHF 2,108m, a decrease

of 4%, mainly driven

by lower personnel expenses,
including lower variable compensation.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Personal & Corporate Banking

26
Personal & Corporate Banking – in US dollars
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Results
Net interest income

1,367

1,239

1,350

10

1

2,605

2,859
Recurring net fee income
1

440

397

394

11

12

837

788
Transaction-based income
1

565

502

510

12

11

1,067

1,018
Other income

(35)

72

17

38

30
Total revenues

2,336

2,211

2,272

6

3

4,547

4,695
Credit loss expense / (release)

114

53

103

113

11

167

146
Operating expenses

1,528

1,551

1,396

(1)

9

3,078

2,800
Business division operating profit / (loss) before tax

695

607

773

15

(10)

1,302

1,748
Underlying results
Total revenues as reported

2,336

2,211

2,272

6

3

4,547

4,695
of which: PPA effects and other integration items
2

274

241

246

14

11

514

502
of which: PPA effects recognized in net interest income

252

213

221

18

14

465

462
of which: PPA effects and other integration items recognized in transaction-based income

21

27

24

(22)

(11)

49

40
of which: gain / (loss) related to an investment in an associate

(23)

11

(12)
of which: items related to the Swisscard transactions
3

64

64
Total revenues (underlying)
1

2,085

1,895

2,026

10

3

3,980

4,193
Credit loss expense / (release)

114

53

103

113

11

167

146
Operating expenses as reported

1,528

1,551

1,396

(1)

9

3,078

2,800
of which: integration-related expenses and PPA effects
1,4

240

192

182

25

32

432

342
of which: items related to the Swisscard transactions
5

180

180
Operating expenses (underlying)
1

1,288

1,179

1,213

9

6

2,467

2,458
of which: expenses for litigation, regulatory and similar matters

0

0

0

0

0
Business division operating profit / (loss) before tax as reported

695

607

773

15

(10)

1,302

1,748
Business division operating profit / (loss) before tax (underlying)
1

684

663

710

3

(4)

1,347

1,588
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

(10.2)

(37.8)

18.0

(25.5)

39.5
Cost / income ratio (%)
1

65.4

70.1

61.4

67.7

59.6
Average attributed equity (USD bn)
6

21.4

20.1

21.4

6

0

20.7

21.7
Return on attributed equity (%)
1,6

13.0

12.1

14.5

12.5

16.1
Net interest margin (bps)
1

184

181

194

182

201
Loans, gross (USD bn)

313.4

281.4

277.6

11

13

313.4

277.6
Customer deposits (USD bn)

314.1

284.0

283.4

11

11

314.1

283.4
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,7

1.2

1.3

1.1

1.2

1.1
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
1

(3.7)

(24.5)

29.4

(15.2)

38.5
Cost / income ratio (%)
1

61.8

62.2

59.9

62.0

58.6
Return on attributed equity (%)
1,6

12.8

13.2

13.3

13.0

14.7
1 Refer to “Alternative

performance measures” in the appendix to

this report for the definition and

calculation method.

2 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects, as
well as temporary and

incremental items directly related

to the integration.

3 Represents the gain

related to UBS’s

share of income recorded

by Swisscard for the

sale of the Credit

Suisse card portfolios

to UBS.

4 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangibles resulting from the acquisition of the Credit Suisse

Group.

5 For the first quarter of 2025
this represents the expense related to the payment to Swisscard for the sale of the Credit Suisse card portfolios to UBS.

6 Refer to the “Equity attribution” section of this report for more information about the equity attribution framework.

7 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Asset Management

27
Asset Management
Asset Management
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Results
Net management fees
1

733

713

711

3

3

1,446

1,456
Performance fees

39

30

28

28

36

69

59
Net gain from disposals

(2)

28

(2)

28
Total revenues

772

741

768

4

0

1,513

1,543
Credit loss expense / (release)

0

0

0

0

0
Operating expenses

618

606

638

2

(3)

1,224

1,303
Business division operating profit / (loss) before tax

153

135

130

13

18

289

241
Underlying results
Total revenues as reported

772

741

768

4

0

1,513

1,543
Total revenues (underlying)
2

772

741

768

4

0

1,513

1,543
Credit loss expense / (release)

0

0

0

0

0
Operating expenses as reported

618

606

638

2

(3)

1,224

1,303
of which: integration-related expenses 2

63

73

98

(14)

(36)

135

169
Operating expenses (underlying)
2

555

533

540

4

3

1,088

1,134
of which: expenses for litigation, regulatory and similar matters

0

0

0

0

0
Business division operating profit / (loss) before tax as reported

153

135

130

13

18

289

241
Business division operating profit / (loss) before tax (underlying)
2

216

208

228

4

(5)

424

410
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

17.9

22.3

64.8

19.9

38.5
Cost / income ratio (%)
2

80.1

81.7

83.0

80.9

84.4
Average attributed equity (USD bn)
3

2.5

2.7

2.7

(10)

(8)

2.6

2.7
Return on attributed equity (%)
2,3

25.0

19.8

19.5

22.3

18.1
Gross margin on invested assets (bps)
2

16

17

18

17

18
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
2

(5.2)

14.5

145.3

3.6

118.1
Cost / income ratio (%)
2

72.0

71.9

70.3

71.9

73.5
Return on attributed equity (%)
2,3

35.2

30.5

34.2

32.7

30.8
Information by business line / asset

class
Net new money (USD bn)
2
Equities

0.1

(1.4)

(8.2)

(1.3)

(4.9)
Fixed Income

(1.6)

9.8

(5.1)

8.3

8.7
of which: money market

1.7

5.2

(0.9)

6.9

9.5
Multi-asset & Solutions

(1.7)

0.9

(2.1)

(0.8)

(0.4)
Hedge Fund Businesses

0.3

0.6

0.0

0.9

(0.2)
Real Estate & Private Markets

0.0

0.1

0.0

0.1

0.3
Total net new money excluding associates

(2.9)

10.1

(15.5)

7.2

3.4
of which: net new money excluding money market

(4.6)

4.8

(14.6)

0.2

(6.0)
Associates
4

0.9

(3.2)

3.7

(2.3)

5.8
Total net new money

(2.0)

6.8

(11.8)

4.9

9.2
Invested assets (USD bn)
2
Equities

846

753

691

12

22

846

691
Fixed Income

497

479

450

4

10

497

450
of which: money market

169

164

146

3

16

169

146
Multi-asset & Solutions

304

275

277

11

10

304

277
Hedge Fund Businesses

62

60

59

3

6

62

59
Real Estate & Private Markets

159

147

147

8

8

159

147
Total invested assets excluding associates

1,868

1,715

1,624

9

15

1,868

1,624
of which: passive strategies

930

823

756

13

23

930

756
Associates
4

84

81

77

4

10

84

77
Total invested assets

1,952

1,796

1,701

9

15

1,952

1,701

U BS Group second quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Asset Management

28
Asset Management (continued)
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Information by region
Invested assets (USD bn)
2
Americas

465

447

426

4

9

465

426
Asia Pacific
5

236

222

213

6

11

236

213
EMEA (excluding Switzerland)

487

440

380

11

28

487

380
Switzerland

765

688

682

11

12

765

682
Total invested assets

1,952

1,796

1,701

9

15

1,952

1,701
Information by channel
Invested assets (USD bn)
2
Third-party institutional

1,129

1,027

959

10

18

1,129

959
Third-party wholesale

179

163

181

10

(1)

179

181
UBS’s wealth management businesses

559

525

484

7

16

559

484
Associates
4

84

81

77

4

10

84

77
Total invested assets

1,952

1,796

1,701

9

15

1,952

1,701
1 Net management fees include transaction

fees, fund administration revenues

(including net interest and trading

income from lending activities and

foreign-exchange hedging as part of the

fund services offering),
distribution fees, incremental fund-related

expenses, gains or losses

from seed money and co-investments,

funding costs, the negative

pass-through impact of third-party performance

fees, and other items

that are
not Asset Management’s performance fees.

2 Refer to “Alternative

performance measures” in the appendix to this

report for the definition and calculation method.

3 Refer to the “Equity attribution” section of
this report for more information about the

equity attribution framework.

4 The invested assets and net new money amounts reported for associates are prepared in accordance with their local

regulatory requirements
and practices.

5 Includes invested assets from associates.
Results: 2Q25 vs 2Q24

Profit before

tax increased

by USD 23m,

or 18%,

to USD 153m,

mainly due

to lower

operating expenses.

Underlying
profit before tax was USD 216m, a decrease of

5%, after excluding integration-related expenses

of USD 63m.

Total revenues
Total revenues increased by USD 4m to USD 772m, reflecting increases in net management fees and performance fees, largely offset by the second quarter of

2024 including USD 28m of net gains from disposals.
Net

management fees

increased by

USD 22m, or

3%, to

USD 733m, largely

driven by

positive foreign

currency
effects and positive market performance,

partly offset by continued margin compression.
Performance fees increased

by USD 11m, or 36%,

to USD 39m, mainly

due to increases in

Hedge Fund Businesses,
partly offset by decreases in the Fixed Income business.
Operating expenses
Operating expenses

decreased by

USD 20m, or

3%, to

USD 618m and

included a

USD 35m decrease

in integration-
related

expenses.

Excluding

integration-related

expenses

of

USD 63m,

underlying

operating

expenses

were
USD 555m, an increase of 3%, mainly due

to unfavorable foreign currency effects.
Invested assets: 2Q25 vs 1Q25

Invested assets increased by USD 156bn to USD 1,952bn, reflecting positive foreign currency effects of

USD 96bn
and positive

market performance of

USD 62bn, partly

offset by

negative net

new money

of USD 2bn.

Excluding
money market flows and associates, net new

money was negative USD 5bn.

Results: 6M25 vs 6M24

Profit before

tax increased

by USD 48m,

or 20%,

to USD 289m,

mainly due

to lower

operating expenses, partly
offset by

lower total

revenues. Underlying

profit before

tax was

USD 424m, an

increase of

4%, after

excluding
integration-related expenses of USD 135m.
Total revenues

decreased by

USD 30m, or

2%, to

USD 1,513m, primarily

due to

the first

half of

2024 including
USD 28m of net gains from disposals.
Net management

fees decreased

by USD 10m,

or 1%,

to USD 1,446m,

largely driven

by margin

compression,

partly
offset by positive market performance and

foreign currency effects.
Performance fees increased

by USD 10m, or 17%,

to USD 69m, mainly

due to increases in

Hedge Fund Businesses,
partly offset by decreases in the Real Estate business.
Operating

expenses

decreased

by

USD 79m,

or

6%,

to

USD 1,224m

and

included

a

USD 34m

decrease

in
integration-related expenses. Excluding integration-related

expenses of USD 135m, underlying operating

expenses
were USD 1,088m, a decrease of 4%, reflecting

decreases in non-personnel and personnel

expenses.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Investment Bank

29
Investment Bank
Investment Bank
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Results
Advisory

192

221

239

(13)

(19)

414

428
Capital Markets

488

489

736

0

(34)

977

1,419
Global Banking

681

710

974

(4)

(30)

1,391

1,847
Execution Services

501

517

405

(3)

24

1,017

807
Derivatives & Solutions

1,115

1,291

897

(14)

24

2,407

1,831
Financing

670

665

526

1

27

1,334

1,069
Global Markets

2,286

2,473

1,829

(8)

25

4,758

3,707
of which: Equities

1,619

1,806

1,355

(10)

20

3,425

2,708
of which: Foreign Exchange, Rates and Credit

667

667

474

0

41

1,333

999
Total revenues

2,966

3,183

2,803

(7)

6

6,149

5,554
Credit loss expense / (release)

48

35

(6)

38

83

26
Operating expenses

2,361

2,427

2,332

(3)

1

4,788

4,496
Business division operating profit / (loss) before tax

557

722

477

(23)

17

1,279

1,032
Underlying results
Total revenues as reported

2,966

3,183

2,803

(7)

6

6,149

5,554
of which: PPA effects
1

152

138

310

10

(51)

290

603
of which: PPA effects recognized in Global Banking revenue line

160

147

306

9

(48)

307

595
Total revenues (underlying)
2

2,815

3,045

2,493

(8)

13

5,860

4,951
Credit loss expense / (release)

48

35

(6)

38

83

26
Operating expenses as reported

2,361

2,427

2,332

(3)

1

4,788

4,496
of which: integration-related expenses
2

121

112

245

7

(51)

233

387
Operating expenses (underlying)
2

2,241

2,314

2,087

(3)

7

4,555

4,109
of which: expenses for litigation, regulatory and similar matters

9

20

(1)

(57)

29

(2)
Business division operating profit / (loss) before tax as reported

557

722

477

(23)

17

1,279

1,032
Business division operating profit / (loss) before tax (underlying)
2

526

696

412

(24)

28

1,222

816
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

16.8

30.1
n.m.

23.9

177.7
Cost / income ratio (%)
2

79.6

76.2

83.2

77.9

81.0
Average attributed equity (USD bn)
3

18.3

17.7

17.0

4

8

18.0

17.0
Return on attributed equity (%)
2,3

12.2

16.3

11.3

14.2

12.2
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
2

27.7

72.2
n.m.

49.7

70.9
Cost / income ratio (%)
2

79.6

76.0

83.7

77.7

83.0
Return on attributed equity (%)
2,3

11.5

15.8

9.7

13.6

9.6
1
Includes accretion of

PPA adjustments

on financial instruments

and other PPA

effects.

2 Refer to

“Alternative performance

measures” in the

appendix to this

report for the

definition and calculation

method.

3 Refer to the “Equity attribution” section of this report for more information about the equity attribution framework.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Investment Bank

30
Results: 2Q25 vs 2Q24
Profit before tax increased by USD 80m, or 17%, to

USD 557m, mainly due to higher total revenues, partly offset by higher net

credit loss

expenses

and operating

expenses. Underlying

profit before

tax was USD

526m, an

increase
of 28%, after excluding USD

152m of purchase price

allocation (PPA) effects and

USD 121m of integration-related
expenses.
Total revenues
Total revenues increased by USD 163m, or

6%, to USD 2,966m, due to

higher revenues in Global Markets, partly
offset by lower revenues in Global Banking, and included an

overall USD 158m decrease in PPA effects. Excluding
these effects, underlying total

revenues were USD 2,815m,

an increase of 13%,

including positive foreign

currency
effects.
Global Banking
Global

Banking

revenues

decreased

by

USD 293m,

or

30%,

to

USD 681m,

mainly

driven

by

Capital

Markets
revenues, and included a USD 146m decrease in

accretion of PPA adjustments on financial instruments and

other
PPA effects.

Excluding such

accretion and

other effects,

underlying Global

Banking revenues

were USD 521m,

a
decrease of 22%.
Advisory revenues decreased by USD 47m, or 19%, to USD 192m, driven by lower private-fund activity levels and a decrease in merger and acquisition transaction

revenues.
Capital Markets revenues decreased by USD 248m, or 34%, to USD 488m, and included a USD 146m decrease in accretion of PPA

adjustments on financial

instruments and other

PPA effects. Excluding

such accretion and

other
effects, underlying Capital Markets revenues decreased by USD 101m, or 24%, largely driven by lower Leveraged
Capital Markets revenues as sponsor activity sharply

reduced and due to markdowns

on positions.
Global Markets
Global

Markets

revenues

increased

by

USD 457m,

or

25%,

to

USD 2,286m,

driven

by

higher

Derivatives

&
Solutions, Financing and Execution Services

revenues.
Execution Services revenues increased by USD 96m, or 24%, to USD 501m, mainly driven by higher Cash Equities revenues across all regions, on higher volumes.
Derivatives & Solutions revenues increased

by USD 218m, or 24%, to USD 1,115m,

with higher Foreign Exchange,
Rates and Equity Derivatives revenues, mainly

due to elevated volatility and higher levels of client

activity.
Financing revenues

increased by

USD 144m, or

27%, to

USD 670m, with

increases in

all products,

led by

Prime
Brokerage,

supported by higher client balances.
Equities
Global

Markets

Equities

revenues

increased

by

USD 264m,

or

20%,

to

USD 1,619m,

mainly

driven

by

higher
revenues in Cash Equities,

Prime Brokerage and Equity Derivatives.
Foreign Exchange, Rates and Credit
Global

Markets

Foreign

Exchange, Rates

and

Credit

revenues

increased

by

USD 193m,

or

41%,

to

USD 667m,
mainly driven by increases in Foreign Exchange revenues.
Credit loss expense / release
Net credit loss

expenses were USD 48m, compared with

net credit loss releases

of USD 6m in

the second quarter
of 2024.
Operating expenses
Operating

expenses

increased

by

USD 29m,

or

1%,

to

USD 2,361m,
and

included

a

USD 124m

decrease

in
integration-related expenses. Excluding integration-related

expenses of USD 121m, underlying operating

expenses
were USD 2,241m, an increase of 7%,

mainly due to higher personnel expenses and unfavorable foreign currency
effects.
Results: 6M25 vs 6M24
Profit

before tax

increased by

USD 247m,

or 24%,

to USD

1,279m, mainly

due to

higher

total

revenues, partly
offset by higher

operating expenses

and net credit

loss expenses. Underlying

profit before tax

was USD 1,222m,

an
i
ncrease of 50%, after excluding USD 290m

of PPA effects and USD 233m of integration-related

expenses.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Investment Bank

31
Total revenues increased by USD 595m,

or 11%, to USD 6,149m, due to higher

revenues in Global Markets, partly
offset by lower revenues in Global Banking, and included an

overall USD 313m decrease in PPA effects. Excluding
these effects, underlying total revenues were

USD 5,860m, an increase of 18%.
Global

Banking

revenues

decreased

by

USD 456m,

or

25%,

to

USD 1,391m,

mainly

driven

by

Capital

Markets
revenues, and included a USD 288m decrease in

accretion of PPA adjustments on financial instruments and

other
PPA effects. Excluding such accretion and other effects, underlying Global Banking revenues were USD

1,084m, a
decrease of 13%.
Advisory revenues decreased by USD 14m, or

3%, to USD 414m, mainly due

to lower private-fund activity levels,
partly offset by higher merger and acquisition

transaction revenues.
Capital Markets revenues decreased by USD 442m, or 31%, to USD 977m, and included a USD 288m decrease in accretion of PPA

adjustments on financial

instruments and other

PPA effects. Excluding

such accretion and

other
effects, underlying Capital Markets revenues decreased by USD 153m, or 19%, largely driven by lower Leveraged
Capital Markets revenues as sponsor activity sharply

reduced and due to markdowns

on positions.
Global

Markets

revenues

increased

by

USD 1,051m,

or

28%,

to

USD 4,758m,

driven

by

higher

Derivatives &
Solutions, Financing and Execution Services

revenues.
Execution

Services

revenues

increased

by

USD 210m,

or

26%,

to

USD 1,017m,

mainly

driven

by

higher

Cash
Equities revenues across all regions, on higher

volumes.
Derivatives &

Solutions revenues

increased by

USD 576m, or

31%, to USD 2,407m,

with higher revenues

in Foreign
Exchange and Equity Derivatives, mainly due

to increased volatility and higher levels

of client activity.
Financing revenues increased by USD 265m, or 25%, to

USD 1,334m, with increases in all products, led

by Prime
Brokerage, supported by higher client balances.
Equities
Global

Markets

Equities

revenues

increased

by

USD 717m,

or

26%,

to

USD 3,425m,

mainly

driven

by

higher
revenues in Equity Derivatives, Cash Equities

and Prime Brokerage.
Foreign Exchange, Rates and Credit
Global Markets

Foreign Exchange, Rates

and Credit

revenues increased by

USD 334m, or

33%, to

USD 1,333m,
mainly driven by increases in Foreign Exchange revenues.
Net credit

loss expenses

were USD 83m,

compared with

net credit

loss expenses

of USD 26m

in the

first half

of
2024.
Operating

expenses

increased

by

USD 292m,

or

6%,

to

USD 4,788m,

and

included

a

USD 154m

decrease

in
integration-related expenses. Excluding integration-related

expenses of USD 233m, underlying operating

expenses
were USD 4,555m, an increase of 11%, mainly

due to higher personnel expenses.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Non-core and Legacy

32
Non-core and Legacy
Non-core and Legacy
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Results
Total revenues

(82)

284

401

202

1,402
Credit loss expense / (release)

(2)

7

(1)

115

6

35
Operating expenses

170

669

807

(75)

(79)

838

1,818
Operating profit / (loss) before tax

(250)

(391)

(405)

(36)

(38)

(642)

(451)
Underlying results
Total revenues as reported

(82)

284

401

202

1,402
of which: other integration items

1

1
Total revenues (underlying)
1

(83)

284

401

201

1,402
Credit loss expense / (release)

(2)

7

(1)

115

6

35
Operating expenses as reported

170

669

807

(75)

(79)

838

1,818
of which: integration-related expenses
1

252

191

325

32

(22)

444

568
Operating expenses (underlying)
1

(83)

477

481

395

1,250
of which: expenses for litigation, regulatory and similar matters

(435)
2

7

(172)

153

(428)

(188)
Operating profit / (loss) before tax as reported

(250)

(391)

(405)

(36)

(38)

(642)

(451)
Operating profit / (loss) before tax (underlying)
1

1

(200)

(80)

(199)

117
Performance measures and other information
Average attributed equity (USD bn)
3

5.8

7.5

10.1

(22)

(43)

6.6

10.4
Risk-weighted assets (USD bn)

32.7

34.2

49.6

(4)

(34)

32.7

49.6
Leverage ratio denominator (USD bn)

29.4

34.9

80.0

(16)

(63)

29.4

80.0
1 Refer to “Alternative

performance measures” in

the appendix to

this report for

the definition and

calculation method.

2 Includes a USD 427m

net release of

provisions and contingent

liabilities related to

the
resolution of a legacy Credit Suisse cross-border matter. Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements”

section of this report for more information.

3 Refer to the
“Equity attribution” section of this report for more information about the equity attribution framework.

Composition of Non-core and Legacy
Total assets RWA LRD
USD bn 30.6.25 31.3.25 30.6.25 31.3.25 30.6.25 31.3.25
Exposure category
Equities

1.2

1.4

0.9

1.0

0.9

0.9
Macro

13.6

16.9

3.4

3.6

5.1

4.1
Loans

1.3

1.8

1.2

1.8

1.3

1.8
Securitized products

3.5

3.5

2.4

2.9

3.9

3.8
Credit

0.3

0.2

0.3

0.2

0.3

0.2
High-quality liquid assets

17.2

22.9

17.2

22.9
Operational risk

24.0

24.0
Other

1.2

1.2

0.5

0.5

0.9

1.1
Total

38.3

47.9

32.7

34.2

29.4

34.9
Results: 2Q25 vs 2Q24
Loss before tax

was USD 250m, compared with

a loss before

tax of USD 405m.

Underlying profit before

tax was
USD 1m, after excluding integration-related expenses of USD 252m, compared with an underlying loss before tax of USD 80m.
Total revenues
Total revenues were

negative USD 82m, compared with

total revenues of

USD 401m, mainly reflecting lower

net
gains from position exits and lower

net interest income from securitized

products and credit products, partly

offset
by lower liquidity and funding costs, as a

result of a smaller portfolio.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Non-core and Legacy

33
Credit loss expense / release
Net credit loss releases were

USD 2m, compared with net credit

loss releases of USD 1m in

the second quarter of
2024.
Operating expenses
Operating expenses were

USD 170m, a decrease

of USD 637m, or

79%, mainly due

to releases

in provisions for
litigation, regulatory and similar matters,

as well as lower personnel expenses, risk management costs, technology costs

and

compliance

and

regulatory

costs,

and

included

a

USD 73m

decrease

in

integration-related

expenses.
Excluding integration-related expenses of USD

252m, underlying operating expenses were

negative USD 83m.
Risk-weighted assets and leverage ratio denominator:

2Q25 vs 1Q25
The active unwinding of Non-core and Legacy assets resulted in a decrease in risk-weighted assets (RWA) and the
leverage ratio

denominator (the LRD).

RWA decreased

by USD 1.5bn

to USD 32.7bn,

mostly due

to decreases

in
the loan, securitized

product and macro

portfolios. The LRD

decreased by USD 5.4bn

to USD 29.4bn, mainly

driven
by reductions in high-quality liquid assets.
Results: 6M25 vs 6M24

Loss before

tax was

USD 642m, compared

with a

loss before

tax of

USD 451m. Underlying

loss before

tax was
USD 199m, after excluding

integration-related expenses

of USD 444m, compared

with underlying profit

before tax
of USD 117m.
Total revenues were USD 202m, a

decrease of USD 1,200m, mainly reflecting

lower net gains from position exits

and
lower net interest income from securitized

products and credit products, partly offset

by lower liquidity and funding
costs, as a result

of a smaller portfolio.

Total revenues

in the first half of 2025

included a gain

of USD 97m from

the
sale of Select Portfolio

Servicing, the

US mortgage servicing

business of Credit

Suisse. Total

revenues in the first

half
of 2024

included

a net

gain of

USD 272m,

after accounting

for the

purchase

price allocation

adjustments

recorded

at
the closing

of

the

acquisition of

the Credit

Suisse Group,

from the

sale of

assets from

the

former Credit

Suisse
securitized products group to Apollo Management

Holdings and certain other entities (collectively

Apollo).
Net credit

loss expenses

were USD 6m,

compared with

net credit

loss expenses

of USD 35m

in the

first half

of 2024.
Operating expenses were

USD 838m, a decrease

of USD 980m, or

54%, mainly due

to releases

in provisions for
litigation, regulatory and similar matters, as well as lower personnel expenses, technology costs, risk management costs, compliance and

regulatory costs, premises

costs and operations

costs,

and included a USD 124m

decrease in
integration-related expenses. Excluding integration-related

expenses of USD 444m, underlying operating

expenses
w ere USD 395m, a decrease of 68%.

UBS Group second quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Group Items

34
Group Items
Group Items
As of or for the quarter ended % change from Year-to-date
USD m 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Results
Total revenues

(180)

(284)

(392)

(37)

(54)

(465)

(747)
Credit loss expense / (release)

0

(1)

0

(1)

(2)
Operating expenses

(13)

15

(15)

(9)

2

(48)
Operating profit / (loss) before tax

(167)

(299)

(377)

(44)

(56)

(465)

(698)
Underlying results
Total revenues as reported

(180)

(284)

(392)

(37)

(54)

(465)

(747)
of which: PPA effects and other integration items
1

17

30

(8)

(42)

47

(12)
Total revenues (underlying)
2

(198)

(314)

(384)

(37)

(49)

(512)

(735)
Credit loss expense / (release)

0

(1)

0

(1)

(2)
Operating expenses as reported

(13)

15

(15)

(9)

2

(48)
of which: integration-related expenses
2

(4)

3

(2)

(1)

(1)
Operating expenses (underlying)
2

(10)

12

(13)

(24)

2

(47)
of which: expenses for litigation, regulatory and similar matters

1

72

3

73

3
Operating profit / (loss) before tax as reported

(167)

(299)

(377)

(44)

(56)

(465)

(698)
Operating profit / (loss) before tax (underlying)
2

(188)

(326)

(371)

(42)

(49)

(513)

(687)
1
Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration.

2 Refer to “Alternative performance measures”
in the appendix to this report for the definition and calculation method.
Results: 2Q25 vs 2Q24
Loss before tax was USD 167m, mainly driven by deferred tax asset (DTA) funding costs. The

USD 210m, or 56%,
decrease in loss

before tax between

the quarters

was largely due

to mark-to-market

gains from Group

hedging and
own debt,

compared with

mark-to-market losses

in the

second quarter

of 2024.

Underlying loss

before tax

was
USD 188m, after excluding

from total revenues

USD 17m of purchase

price allocation effects

and other integration
items and

also excluding

from operating

expenses negative

USD 4m of

integration-related expenses.

This compared
with an underlying loss before tax of USD 371m

in the second quarter of 2024.

Income

from

Group

hedging

and

own

debt,

including

hedge

accounting

ineffectiveness,

was

net

USD 8m,
compared

with

net

negative

income

of

USD 194m.

The

flat

result

in

the

second

quarter

of

2025

was

due

to
offsetting impacts on portfolio-level economic

hedges and mark-to-market effects

on own credit.
Results: 6M25 vs 6M24
Loss before tax

was USD 465m, mainly driven

by DTA funding

costs, mark-to-market losses from

Group hedging
and own debt, and an increase in provisions

for litigation, regulatory and similar

matters.

The USD 233m, or 33%,
decrease in

loss before

tax between

the periods

was largely

due to

lower mark-to-market

losses from

Group hedging
and own

debt, partly

offset by

an increase

in provisions

for litigation,

regulatory and

similar matters.

Underlying
loss before tax

was USD 513m, after excluding

from total revenues

USD 47m of purchase

price allocation effects
and other

integration items and

also excluding

from operating

expenses negative

USD 1m of

integration-related
expenses. This compared with an underlying

loss before tax of USD 687m in the first

half of 2024.

Income

from

Group

hedging

and

own

debt,

including

hedge

accounting

ineffectiveness,

was

net

negative
USD 110m, compared with net negative income of USD 385m. The losses in the first half of 2025 were driven by
mark-to-market effects on own credit and portfolio-level

economic hedges.

UBS Group second quarter 2025 report

|
Risk, capital, liquidity and funding, and balance

sheet

35
Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
3
6
Risk management and control
36
Credit risk
38
Market risk
39
Country risk
40
Non-financial risk
41
Capital management
43
Total loss-absorbing capacity
46
Risk-weighted assets
48
Leverage ratio denominator
49
Equity attribution
50
Liquidity and funding management
50
Strategy, objectives and governance
50
Liquidity coverage ratio
50
Net stable funding ratio
51
Balance sheet and off-balance sheet
51
Balance sheet assets
51
Balance sheet liabilities
52
Equity
53
Off-balance sheet
53
Share information and earnings per share

UBS Group second quarter 2025 report

|
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

36
Risk management and control
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction with

the “Risk

management and

control” section

of the

UBS Group

Annual Report

2024, available
under “Annual

reporting” at
ubs.com/investors
, and

the “Recent

developments” section of

this report

for more
information about the integration of Credit

Suisse.
Persistently high

geopolitical tensions and

trade policy developments

marked the second

quarter of

2025. While
equity

markets

recovered

from

the

sharp

sell-off

at

the

start

of

the

quarter

and

volatility

eased,

significant
uncertainty remains. The

further weakening of the

US dollar contributed to

additional passive increases

in reported
exposures

from

our

non-US-dollar-denominated

portfolios.

We

are

closely

monitoring

these

developments,
continually assessing portfolio impacts and considering

potential mitigating actions.

Credit risk

Overall banking products exposure
Overall banking products exposure increased by USD 68bn compared with 31 March 2025, to USD 1,104bn as of
30 June 2025, primarily

reflecting currency

effects across banking

products,

partly offset by

outflows in balances

at
central banks related to purchases of high-quality

liquid asset portfolio securities.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
›
Refer to the “Group performance” section and “Note 8

Expected credit loss measurement” in the “Consolidated
financial statements” section of this report for more information about credit loss expense / release
Loan underwriting
In the

Investment Bank, mandated

loan underwriting commitments

on a

notional basis

decreased by

USD 1.4bn
compared with 31 March

2025, to USD 7.0bn

as of 30 June

2025, driven by

deal syndications,

partly offset by

new
mandates. As of 30 June 2025, USD 1.1bn

of these commitments had not been distributed

as originally planned.
Loan underwriting exposures

in the Investment

Bank are classified

as held for

trading, with

fair values reflecting

the
market conditions

at the

end of

the quarter.

Credit hedges

are in place

to help

protect against

fair value

movements
in the portfolio.

UBS Group second quarter 2025 report

|
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

37
Banking and traded products exposure in the business divisions and Group Items
30.6.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group

Items Total
Banking products exposure, gross
1,2

483,163

464,751

2,073

116,989

14,446

22,760

1,104,181
of which: loans and advances to customers (on-balance sheet)

313,604

313,364

10

18,652

959

1,802

648,391
of which: guarantees and irrevocable loan commitments (off-balance sheet)

20,740

48,416

5

33,792

1,216

22,324

126,493
Committed unconditionally revocable credit lines
3

82,295

68,011

0

461

5

0

150,771
Traded products exposure, gross
2,4

15,642

3,016

0

36,005

54,663
of which: over-the-counter derivatives

11,720

2,529

0

10,185

24,434
of which: securities financing transactions

131

0

0

16,562

16,693
of which: exchange-traded derivatives

3,790

487

0

9,259

13,535
Total credit-impaired exposure, gross 1

1,578

4,003

0

611

920

0

7,112
of which: stage 3

1,553

3,691

0

561

59

0

5,864
of which: PCI

25

312

0

50

861

0

1,248
Total allowances and provisions for expected credit losses

300

1,845

0

472

342

6

2,966
of which: stage 1

101

333

0

135

4

6

579
of which: stage 2

63

270

0

141

0

0

474
of which: stage 3

125

1,202

0

194

52

0

1,574
of which: PCI

10

40

0

2

286

0

338
31.3.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group
Items Total
Banking products exposure, gross 1,2

464,710

426,822

1,574

104,477

17,816

21,271

1,036,669
of which: loans and advances to customers (on-balance sheet)

295,424

281,423

10

17,676

1,195

521

596,249
of which: guarantees and irrevocable loan commitments (off-balance sheet)

20,082

44,769

11

35,088

1,345

20,755

122,049
Committed unconditionally revocable credit lines
3

78,171

65,381

0

546

4

0

144,102
Traded products exposure, gross
2,4

15,461

3,303

0

35,437

54,201
of which: over-the-counter derivatives

11,835

2,875

0

10,061

24,771
of which: securities financing transactions

18

0

0

16,107

16,126
of which: exchange-traded derivatives

3,607

428

0

9,269

13,304
Total credit-impaired exposure, gross
1

1,391

3,825

0

609

959

0

6,784
of which: stage 3

1,316

3,471

0

565

63

0

5,415
of which: PCI

75

354

0

45

896

0

1,369
Total allowances and provisions for expected credit losses

289

1,588

0

421

326

5

2,629
of which: stage 1

106

276

0

103

3

5

493
of which: stage 2

56

247

0

151

2

0

455
of which: stage 3

120

1,024

0

164

49

0

1,357
of which: PCI

6

42

0

3

273

0

324
1 IFRS 9 gross exposure

for banking products includes the following

financial instruments within the scope of expected

credit loss measurement: balances at central banks, amounts due from banks, loans and advances
to customers, other financial

assets at amortized cost, guarantees

and irrevocable loan commitments.

2 Internal management view of

credit risk, which differs in certain

respects from IFRS Accounting

Standards.

3 Commitments that can be canceled by UBS at any time but expose UBS to credit risk if the client has the ability to draw the facility before UBS can take action. These commitments are subject to expected credit loss requirements.

4 As counterparty risk for traded products is managed at the counterparty level, no further split between exposures in the Investment

Bank, Non-core and Legacy, and Group Items is provided.

Collateralization of Loans and advances to customers
1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 30.6.25 31.3.25 30.6.25 31.3.25
Secured by collateral

308,647

289,609

276,323

246,679
Residential real estate

108,943

101,415

220,740

196,775
Commercial / industrial real estate

10,814

9,218

42,381

37,903
Cash

30,957

28,025

3,062

2,732
Equity and debt instruments

131,093

124,274

2,892

2,598
Other collateral
2

26,840

26,677

7,249

6,671
Subject to guarantees

744

1,723

6,229

7,092
Uncollateralized and not subject to guarantees

4,213

4,092

30,812

27,651
Total loans and advances to customers, gross

313,604

295,424

313,364

281,423
Allowances

(224)

(212)

(1,537)

(1,334)
Total loans and advances to customers, net of allowances

313,380

295,212

311,827

280,089
Collateralized loans and advances to customers as a percentage of total loans and advances to customers, gross (%)

98.4

98.0

88.2

87.7
1 Collateral arrangements generally incorporate a range of collateral, including cash, equity and debt instruments, real estate, and other collateral. For the purposes of this disclosure, UBS applies a risk-based approach that generally prioritizes

collateral according to

its liquidity profile.

In the case

of loan facilities

with funded and

unfunded elements,

the collateral is

first allocated to

the funded element.

For legacy Credit

Suisse
infrastructure, a

risk-based approach is

applied that generally

prioritizes real estate

collateral and prioritizes

other collateral according

to its liquidity

profile. In the

case of loan

facilities with funded

and unfunded
elements, the collateral

is proportionately allocated.

2 Includes but is not limited

to life insurance contracts,

rights in respect of

subscription or capital commitments

from fund partners,

inventory, gold and

other
commodities.

UBS Group second quarter 2025 report

|
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

38
Market risk
Average management value-at-risk (VaR) (1-day, 95% confidence level) of the UBS Group excluding certain legacy
Credit Suisse components in

the second quarter of 2025

decreased to USD 8m from

USD 9m, mainly driven by

the
Investment Bank’s Global Markets business.
Average management VaR (1-day, 98% confidence level) of the aforementioned legacy Credit Suisse components in the

second quarter

of 2025

decreased to

USD 3m from

USD 4m, driven

by de-risking

within Non-core

and Legacy.
Management value-at-risk (1-day, 95% confidence level, 5 years of historical data) of the business divisions and

Group Items excluding certain legacy Credit Suisse components, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

3

2

2

0

2

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

5

15

10

7

1

13

7

4

2
Non-core and Legacy

1

2

1

1

0

1

1

0

0
Group Items

3

4

4

3

1

3

2

1

0
Diversification effect
3,4

(6)

(5)

(1)

(4)

(4)

(1)

0
Total as of 30.6.25

5

15

11

8

1

15

9

4

2
Total as of 31.3.25

2

15

8

9

2

15

11

5

3
Management value-at-risk (1-day, 98% confidence level, 2 years of historical data) of certain legacy Credit

Suisse
components of the business divisions and Group Items, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

1

1

1

1

0

0

0

0
Personal & Corporate Banking

0

1

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

1

2

1

1

1

0

1

0

0
Non-core and Legacy

1

2

1

1

0

2

1

1

0
Group Items

0

0

0

0

0

0

0

0

0
Diversification effect
3,4

(1)

(1)

0

0

0

0

0
Total as of 30.6.25

2

4

2

3

1

2

2

1

0
Total as of 31.3.25

3

6

3

4

1

2

3

1

0
1 The legacy Credit Suisse components

not included in the UBS Group management

VaR predominantly reflect the portfolio

in Non-core and Legacy. These

positions continue to be managed on legacy Credit

Suisse
infrastructure based on legacy Credit Suisse management VaR methodology until full migration of these positions to UBS infrastructure or the liquidation of the positions. This process is ongoing, and the management
VaR of the legacy Credit Suisse components is expected to continue decreasing over time.

2 Statistics at individual levels may not be summed

to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days,

and, likewise, the VaR

for each business division or risk type,

being driven by the extreme loss tail of the

corresponding distribution of simulated profits and losses

for that
business division or risk type, may well

be driven by different days in the

historical time series, rendering invalid

the simple summation of figures to arrive

at the aggregate total.

3 The difference between the

sum
of the standalone VaR

for the business divisions and

Group Items and the total

VaR.

4 As the minima and

maxima for different business

divisions and Group Items occur

on different days, it

is not meaningful to
calculate a portfolio diversification effect.
Economic value of equity and net interest income

sensitivity
The economic value of equity

(EVE) sensitivity in the UBS

Group banking book to a

+1-basis-point parallel shift in
yield

curves was

negative USD 40.2m

as of

30 June 2025,

compared with

negative USD 38.7m

as of

31 March
2025. This

excluded the

sensitivity of

USD 6.9m from

additional tier 1

(AT1) capital

instruments (as

per specific

Swiss
Financial Market Supervisory Authority (FINMA)

requirements) in contrast to general Basel Committee on Banking
Supervision (BCBS) guidance.

Exposure in the banking

book of the UBS

Group increased during the

second quarter
of 2025, predominantly driven by an

appreciation of the Swiss franc against the US

dollar and decreasing market
rates.
The majority of

our interest rate

risk in

the banking

book (IRRBB) as

of 30 June 2025

was a

reflection of the

net
asset

duration

that

we

ran

to

offset

our

modeled

sensitivity

of

net

USD 32.3m

(31 March

2025:

USD 30.3m)
assigned

to

our

equity,

goodwill

and

real

estate,

with

the

aim

of

generating

a

stable

net

interest

income
contribution. Of this, USD

18.7m and USD 11.6m

were attributable to

the US dollar and the

Swiss franc portfolios,
r
espectively, (31 March 2025: USD 18.1m and

USD 10.5m, respectively).

UBS Group second quarter 2025 report

|
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

39
In addition to

the aforementioned

sensitivity, we

calculate the

six interest

rate shock

scenarios prescribed

by FINMA.
The “Parallel up” scenario, assuming all positions were measured at fair value, was the most severe as of 30 June
2025 and would have resulted in a change in EVE of negative USD 7.3bn, or 8.0% of our tier 1 capital (31 March
2025: negative USD 7.1bn, or 8.1%), which

is well below the

15% threshold as per

the BCBS supervisory outlier
test for high levels of IRRBB.
The immediate

effect on

our tier 1

capital in

the “Parallel

up” scenario

as of

30 June 2025

would have

been a
decrease

of

approximately

USD 1.0bn,

or

1.1%,

in

our

tier 1

capital

(31 March

2025:

USD 0.7bn,

or

0.8%),
reflecting the fact that the vast

majority of our banking book is accrual

accounted or subject to hedge accounting.
The “Parallel up” scenario would subsequently have a positive effect on net interest income, assuming a constant balance sheet.
As the overall interest rate risk sensitivity shows a greater impact from slower asset repricing compared with faster
liabilities

repricing,

the

“Parallel

down“

scenario

was

the

most

beneficial

as

of

30 June

2025

and

would

have
resulted

in

a

change

in

EVE

of

positive

USD 7.6bn

(31 March

2025:

positive

USD 7.5bn)

and

a

small

positive
immediate effect on our tier 1 capital.
›
Refer to “Interest rate risk in the banking book” in the “Risk management and control”

section of the UBS Group
Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about the management of interest rate risk in the banking book
›
Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the net interest income of our banking book
Interest rate risk – banking book
30.6.25
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1)
capital instruments Total
+1 bp

(11.1)

(1.6)

(0.3)

(26.6)

(0.5)

(40.2)

6.9

(33.3)
Parallel up
2

(1,624.3)

(301.8)

(65.7)

(5,228.7)

(107.4)

(7,327.9)

1,250.0

(6,077.8)
Parallel down
2

1,726.2

322.4

56.5

5,407.5

110.6

7,623.3

(1,487.7)

6,135.5
Steepener
3

(875.9)

(16.3)

(6.6)

(1,333.4)

2.1

(2,230.2)

271.3

(1,958.9)
Flattener
4

574.6

(32.6)

(4.8)

119.2

(23.9)

632.5

15.0

647.5
Short-term up
5

(97.6)

(121.6)

(25.1)

(2,019.2)

(62.5)

(2,326.0)

556.2

(1,769.8)
Short-term down
6

68.0

121.3

23.9

2,123.4

63.9

2,400.4

(579.0)

1,821.4
31.3.25
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1)
capital instruments Total
+1 bp

(9.9)

(1.6)

(0.3)

(26.6)

(0.3)

(38.7)

7.4

(31.3)
Parallel up
2

(1,449.0)

(303.5)

(62.3)

(5,182.3)

(79.6)

(7,076.8)

1,334.4

(5,742.4)
Parallel down
2

1,541.5

335.4

74.9

5,455.0

81.1

7,487.8

(1,593.0)

5,894.7
Steepener
3

(786.0)

(21.3)

(15.2)

(1,399.0)

(20.0)

(2,241.6)

297.3

(1,944.3)
Flattener
4

519.3

(28.6)

3.3

199.5

3.2

696.8

7.9

704.6
Short-term up
5

(83.8)

(119.7)

(19.3)

(1,946.8)

(27.4)

(2,197.0)

587.6

(1,609.4)
Short-term down
6

53.7

119.1

19.2

2,048.1

28.0

2,268.1

(611.7)

1,656.4
1 Economic value

of equity.

2 Rates across all

tenors move by ±150

bps for Swiss

franc, ±200 bps for

euro and US

dollar, and

±250 bps for pound

sterling.

3 Short-term rates

decrease and long-term rates
increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.
Country risk
We remain

watchful of

a range

of geopolitical

developments and

political changes

in a

number of

countries, as
well as

global trade

relations,

including policies

related to

tariffs, international

tensions from

the Russia–Ukraine
war, and conflicts in

the Middle East, and we

continued to monitor potential second-order impacts in the

second
quarter of 2025.

As of 30 June

2025, our direct

exposure to Israel

was less than

USD 0.5bn and

our direct

exposure
to Gulf Cooperation Council countries was less than USD 5bn, while our direct exposure to Egypt and Jordan was limited, and

there was

no direct

exposure to

Iran, Iraq,

Lebanon or

Syria. Our

direct exposure

to Russia

as of

30 June
2025 was less

than USD 0.5bn,

and our direct

exposure to Belarus

and Ukraine remained

immaterial.

As of 30 June
2025, our exposure to emerging market countries was less than 10% of our total country exposure and mainly to
c ountries in Asia.

UBS Group second quarter 2025 report

|
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

40
Uncertainty about economic policy remained elevated. In the second quarter of 2025, inflation was broadly stable in

major

Western

economies,

although

concerns

about

the

potential

impact

of

trade

tensions

on

prices

and
economic growth persisted.

The Chinese economy rebounded somewhat in the second quarter of 2025, driven in part by its export industry rushing to ship goods quickly,

ahead of possible tariff increases; concerns remain about
the property sector and strains on local government

finances.
›
Refer to the “Risk management and control” section of the UBS Group Annual Report 2024, available under
“Annual reporting” at ubs.com/investors , for more information
Non-financial risk
Compliance risk
We are committed

to achieving fair

outcomes for

our clients,

upholding market

integrity and cultivating

the highest
standards

of

employee

conduct.

To

support

these

objectives,

we

maintain

a

firm-wide

conduct

risk

framework
designed to promote consistent standards

and foster a strong culture of accountability.
We continue to

prioritize areas

such as suitability

risk, product governance,

cross-divisional service

offerings, quality
of advice and price

transparency.

These remain key focus

areas for UBS and

the broader financial industry. Cross-
border risk (including the risk of unintended permanent

establishment) remains an area of regulatory attention

for
global financial

institutions,

including a

focus on

market

access, such

as third-country

market access

to the

European
Economic Area.

We maintain a

series of controls

designed to

address these risks,

and we are

increasing the number
of automated controls, thereby increasing overall

control coverage.
Reputational

risk,

regulatory

fragmentation

related

to

environmental,

social

and

governance

topics,

and

the
elevated risk of greenwashing arising from our service offering,

disclosures and commitments remain key risks for
2025.
Financial crime risk
Financial crime, including

money laundering, terrorist

financing, sanctions violations,

fraud, bribery and corruption,
presents a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention

continues.
An effective financial crime prevention

program therefore remains essential,

and we continue to focus on

strategic
enhancements to our global anti-money-laundering, know-your-client and sanctions programs. Money laundering
and financial

fraud techniques

are becoming

increasingly sophisticated,

and heightened

geopolitical volatility

makes
the sanctions landscape more

complex. The extensive and

continuously evolving sanctions arising

from the Russia–
Ukraine war require constant

attention to prevent circumvention

risks, while worsening

conflicts in the Middle

East
may

further

increase

terrorist-financing

risks.

Complex

investment

and

technology

restrictions,

coupled

with
relatively limited asset-freeze

sanctions, apply

in the

case of

China, which

has in

response imposed both

its own
restrictions and domestic laws countering

the sanctions,

and we will continue to closely monitor this situation

as it
evolves.
Operational risk
There is an increased risk of cyber-related operational

disruption to business activities at our

locations and those of
third-party suppliers due

to operating a

more complex set

of legal entities

since the acquisition

of Credit Suisse and
the increasingly dynamic

threat environment.

This is intensified

by current geopolitical

factors and evidenced

by the
continuing high volumes and

increasing sophistication of

cyberattacks against financial

institutions globally and on
third-party service providers. A notable example of this is a recent data breach at Chain IQ,

one of our third-party
suppliers. Our

incident review

has not identified

any impact

on UBS’s

clients or systems

to date, but

the data

breach
included the exposure of certain non-sensitive

UBS employee information.

We remain on

heightened alert to

respond to and

mitigate elevated cyber-

and information-security threats, and
continue to invest

in improving our

technology infrastructure and information-security

governance to strengthen
our prevention,

detection and

response capabilities

against attacks.

In addition,

we operate

a global

framework
designed to drive

enhancements in operational

resilience across all

business divisions

and relevant jurisdictions,

and
we

work

with

the

third-party service

providers

that

are

of

critical

importance

to

our

operations

to

assess

their
operational resilience in line with our standards

and to mitigate any identified risks.

UBS Group second quarter 2025 report

|
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

41
The

increasing

interest

in

data-driven

advisory

processes

and

the

use

of

artificial

intelligence

(AI)

and

machine
learning are introducing new questions related

to the fairness of AI

algorithms, data life-cycle management, data
ethics, data privacy and security, and records

management.
Legal entity

integration, including

that of

existing Credit

Suisse businesses,

and the

closing of

legacy businesses
introduce operational

complexity and

the risk

that businesses

in wind-down

are not

effectively managed.

These
risks continue

to be

carefully monitored

in addition

to the

delivery of

consolidated financial

and regulatory

reporting
submissions.
Capital management
The

disclosures

in

this

section

are

provided

for

UBS Group AG

on

a

consolidated

basis

and

focus

on

key
developments during

the reporting

period and

information in

accordance with

the Basel III

framework, as

applicable
to Swiss systemically relevant banks (SRBs).

They should be read in conjunction

with “Capital management” in the
“Capital, liquidity and funding,

and balance sheet” section

of the UBS Group

Annual Report 2024, available

under
“Annual

reporting”

at
ubs.com/investors
,

which

provides

more

information

about

our

capital

management
objectives, planning and activities, as

well as the Swiss SRB total loss-absorbing capacity

(TLAC) framework.
In Switzerland, the

amendments to the Capital

Adequacy Ordinance (the CAO) that

incorporate the final Basel III
standards into

Swiss law,

including the

five new

ordinances that

contain the

implementing provisions

for the

revised
CAO, entered into force on 1 January 2025.
UBS Group AG

is

a

holding

company

and

conducts

substantially

all

of

its

operations

through

UBS AG

and
subsidiaries

thereof.

UBS Group AG

and

UBS AG

contribute

a

significant portion

of

their

respective

capital

and
provide substantial

liquidity to

such subsidiaries.

Many of

these subsidiaries

are subject

to local

regulations requiring
compliance with minimum capital, liquidity

and similar requirements.
›
Refer to the 30 June 2025 Pillar 3 Report, which will be available as of 28 August 2025 under “Pillar 3 disclosures” at
ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-groups of UBS Group AG
›
Refer to the

UBS AG second

quarter 2025

report, which

will be available

as of 5 August

2025 under

“Quarterly
reporting”

at
ubs.com/investors
, for more information

about capital

and other regulatory

information

for UBS AG
consolidated,

in accordance

with the Basel

III framework,

as applicable

to Swiss

SRBs
›
Refer to “Recent developments related to the implementation of the final Basel III standards” in the “Recent developments” section of this report for more information about the incorporation of the final Basel III standards
We

are

subject

to

the

going

and

gone

concern

requirements

of

the

Swiss

CAO,

which

include

additional
requirements applicable to Swiss

SRBs. The table below provides

the risk-weighted asset (RWA)-

and leverage ratio
denominator (LRD)-based requirements and

information as of 30 June 2025.
Effective 1 January 2025,

a Pillar 2 capital

add-on for uncollateralized

exposures to hedge

funds, private equity

and
family offices has been introduced.

This resulted in an increase of

18 basis points in the RWA-based

going concern
capital requirement as of 30 June 2025.

UBS Group second quarter 2025 report

|
Risk, capital, liquidity and funding, and balance

sheet | Capital management

42
Swiss SRB going and gone concern requirements and information
As of 30.6.25 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.94
1

75,367

5.00
1

82,904
Common equity tier 1 capital

10.59
2

53,407

3.50
3

58,033
of which: minimum capital

4.50

22,702

1.50

24,871
of which: buffer capital

5.50

27,747

2.00

33,162
of which: countercyclical buffer

0.46

2,338
Maximum additional tier 1 capital

4.35
2

21,960

1.50

24,871
of which: additional tier 1 capital

3.50

17,657

1.50

24,871
of which: additional tier 1 buffer capital

0.80

4,036
Eligible going concern capital
Total going concern capital

18.18

91,721

5.53

91,721
Common equity tier 1 capital

14.41

72,709

4.39

72,709
Total loss-absorbing additional tier 1 capital

3.77

19,012

1.15

19,012
of which: high-trigger loss-absorbing additional tier 1 capital

3.77

19,012

1.15

19,012
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73
7

54,108

3.75
7

62,178
of which: base requirement including add-ons for market share and

LRD

10.73

54,108

3.75

62,178
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19.71

99,450

6.00

99,450
Total tier 2 capital

0.04

196

0.01

196
of which: non-Basel III-compliant tier 2 capital

0.04

196

0.01

196
TLAC-eligible senior unsecured debt

19.67

99,254

5.99

99,254
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.66

129,475

8.75

145,083
Eligible total loss-absorbing capacity

37.89

191,171

11.53

191,171
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

504,500
Leverage ratio denominator

1,658,089
1 Includes applicable add-ons of 1.62% for risk-weighted assets

(RWA) and 0.50% for leverage ratio

denominator (LRD), of which 18 basis points for RWA reflect

the Pillar 2 capital add-on for the residual exposure
(after collateral mitigation)

to hedge funds,

private equity and

family offices,

effective 1 January

2025.

2 Includes the

Pillar 2 add-on for

the residual exposure (after

collateral mitigation) to

hedge funds, private
equity and family offices of 0.12%

for CET1 capital and 0.05% for

AT1 capital, effective 1

January 2025. For AT1

capital, under Pillar 1 requirements,

a maximum of 4.3% of AT1

capital can be used to meet

going
concern requirements; 4.35% includes the

aforementioned Pillar 2 capital

add-on.

3 Our CET1 leverage ratio

requirement of 3.50% consists of

a 1.5% base requirement,

a 1.5% base buffer

capital requirement,
a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity

of between one

and two years.

Once at least

75% of

the minimum

gone concern

requirement has been

met with

instruments that

have a remaining

maturity of greater

than two

years, all
instruments that have a remaining

maturity of between one

and two years remain

eligible to be included

in the total gone concern

capital.

5 From 1 January

2023, the resolvability discount

on the gone concern
capital requirements for systemically important

banks (SIBs) has been replaced with

reduced base gone concern capital requirements

equivalent to 75% of the total

going concern requirements (excluding countercyclical
buffer requirements and the Pillar

2 add-on).

6 As of July 2024,

the Swiss Financial Market

Supervisory Authority (FINMA) has the

authority to impose a

surcharge of up to 25%

of the total going concern

capital
requirements (excluding countercyclical buffer requirements and the Pillar 2 add-on) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08%
for RWA and 0.38% for LRD.
Additional capital requirements for

UBS Group AG consolidated under current

requirements
As a result of the acquisition of

the Credit Suisse Group in 2023,

the capital add-ons applicable to SRBs based on
market

share

and

LRD

for

UBS

Group AG consolidated

will

increase commensurate

with

the

Group’s increased
market share

and higher

LRD after

the acquisition.

Based on

the existing

regulations, we currently

estimate that
this will add around USD 9bn to the Group’s tier 1 capital requirement, when fully phased in. The phase-in of the
increased capital

requirements will

commence from

1 January 2026

and

will be

completed by

the beginning

of
2030, at the latest. The capital add-ons for

market share and LRD are subject to

confirmation.
›
Refer to “Developments in Switzerland aimed at strengthening financial stability” in the “Recent developments”
section of this report for more information

UBS Group second quarter 2025 report

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Risk, capital, liquidity and funding, and balance

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43
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance
sheet” section of

the UBS Group

Annual Report 2024,

available under “Annual

reporting” at
ubs.com/investors .
Changes

to

the

Swiss

SRB

framework

and

requirements

after

the

publication

of

our

Annual

Report

2024

are
described above.
Swiss SRB going and gone concern information
USD m, except where indicated 30.6.25 31.3.25 31.12.24
Eligible going concern capital
Total going concern capital

91,721

87,837

87,739
Total tier 1 capital

91,721

87,837

87,739
Common equity tier 1 capital

72,709

69,152

71,367
Total loss-absorbing additional tier 1 capital

19,012

18,684

16,372
of which: high-trigger loss-absorbing additional tier 1 capital

19,012

18,684

15,126
of which: low-trigger loss-absorbing additional tier 1 capital

1,245
Eligible gone concern capital
Total gone concern loss-absorbing capacity

99,450

99,331

97,655
Total tier 2 capital

196

205

207
of which: non-Basel III-compliant tier 2 capital

196

205

207
TLAC-eligible senior unsecured debt

99,254

99,126

97,449
Total loss-absorbing capacity
Total loss-absorbing capacity

191,171

187,168

185,394
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

504,500

483,276

498,538
Leverage ratio denominator

1,658,089

1,561,583

1,519,477
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

18.2

18.2

17.6
of which: common equity tier 1 capital ratio

14.4

14.3

14.3
Gone concern loss-absorbing capacity ratio

19.7

20.6

19.6
Total loss-absorbing capacity ratio

37.9

38.7

37.2
Leverage ratios (%)
Going concern leverage ratio

5.5

5.6

5.8
of which: common equity tier 1 leverage ratio

4.4

4.4

4.7
Gone concern leverage ratio

6.0

6.4

6.4
Total loss-absorbing capacity leverage ratio

11.5

12.0

12.2
Total loss-absorbing capacity and movement

Our TLAC increased by USD 4.0bn to USD 191.2bn

in the second quarter of 2025.
Going concern capital and movement
Our

going

concern

capital

increased

by

USD 3.9bn

to

USD 91.7bn.

Our

common

equity

tier 1

(CET1)

capital
increased by

USD 3.6bn to

USD 72.7bn, mainly

driven by

operating profit

before tax

of USD 2.2bn,

foreign currency
translation

gains

of

USD 2.3bn

and

an

increase

in

eligible

deferred

tax

assets

on

temporary

differences

of
USD 0.4bn,

partly

offset

by

dividend

accruals

of

USD 0.8bn

and

current

tax

expenses

of

USD 0.4bn.

Share
repurchases of USD 0.5bn made under our 2024 share repurchase program in the second quarter of 2025 did not
affect our

CET1 capital position,

as there

was an

equal reduction in

the capital reserve

for expected future

share
repurchases.

The 2024 share repurchase program was

completed on 23 May 2025.
›
Refer to “Share information and earnings per share” in this section for more information about our share repurchase programs
Our loss-absorbing

additional tier 1

(AT1) capital

increased by

USD 0.3bn to

USD 19.0bn,

reflecting positive

impacts
from interest rate risk hedge, foreign currency

translation and other effects.
Following the approval of a maximum amount of conversion capital by UBS Group AG’s shareholders at the 2024
Annual General

Meeting, AT1

capital instruments

issued from

the beginning

of the

fourth quarter

of 2023

are,
upon the

occurrence of

a trigger event

or a

viability event,

subject to

conversion into

UBS Group AG

ordinary shares
rather than a

write-down. AT1 capital instruments

issued prior to

the fourth quarter of

2023 remain subject to

a
w rite-down.

UBS Group second quarter 2025 report

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Risk, capital, liquidity and funding, and balance

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44
Gone concern loss-absorbing capacity and movement
Our total gone concern loss-absorbing capacity increased by USD 0.1bn to

USD 99.4bn and included USD 99.3bn of
TLAC-eligible senior unsecured

debt instruments. The increase

of USD 0.1bn mainly

reflected new issuances of

TLAC-
eligible senior unsecured debt instruments totaling USD 3.5bn equivalent and positive impacts from interest rate risk hedge, foreign

currency translation

and other

effects. These

effects were

largely offset

by USD 3.9bn TLAC-eligible
senior

unsecured

debt

instruments

ceasing

to be

eligible

as gone

concern

capital,

as they

entered

the final

year before
maturity and the call of USD

3.3bn equivalent of TLAC-eligible

senior unsecured debt instruments.

›
Refer to “Bondholder information” at

ubs.com/investors
for more information about the eligibility of capital and
senior unsecured debt instruments and about key features and terms and conditions of capital instruments
Loss-absorbing capacity and leverage ratios
Our CET1

capital ratio

increased to

14.4% from

14.3%, reflecting

a USD 3.6bn

increase in

CET1 capital,

partly
offset by a USD 21.2bn increase in RWA.

Our CET1 leverage

ratio was stable

at 4.4%, reflecting a

USD 96.5bn increase in the

LRD, offset by

a USD 3.6bn
increase in CET1 capital.
Our going

concern capital

ratio was

stable at

18.2%, reflecting

a USD 3.9bn

increase in

going concern

capital,
offset by a USD 21.2bn increase in RWA.
Our going concern leverage ratio decreased to 5.5% from 5.6%, reflecting a USD 96.5bn increase in the LRD,

partly
offset by

a USD 3.9bn increase in going concern capital.
Our

gone

concern

loss-absorbing

capacity

ratio

decreased

to

19.7%

from

20.6%,

largely

reflecting

the
aforementioned increase in RWA.

Our gone concern leverage

ratio decreased to 6.0% from

6.4%, mainly due to the

aforementioned increase in the
L RD.
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 31.3.25

69,152
Operating profit / (loss) before tax

2,193
Current tax (expense) / benefit

(368)
Foreign currency translation effects, before tax

2,339
Eligible deferred tax assets on temporary differences (incl. excess over threshold)

357
Share repurchase program

(494)
Capital reserve for expected future share repurchases

494
Other
1

(965)
Common equity tier 1 capital as of 30.6.25

72,709
Loss-absorbing additional tier 1 capital as of 31.3.25

18,684
Interest rate risk hedge, foreign currency translation and other effects

328
Loss-absorbing additional tier 1 capital as of 30.6.25

19,012
Total going concern capital as of 31.3.25

87,837
Total going concern capital as of 30.6.25

91,721
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.3.25

205
Interest rate risk hedge, foreign currency translation and other effects

(9)
Tier 2 capital as of 30.6.25

196
TLAC-eligible unsecured debt as of 31.3.25

99,126
Issuance of TLAC-eligible senior unsecured debt

3,542
Call of TLAC-eligible senior unsecured debt

(3,303)
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(3,912)
Interest rate risk hedge, foreign currency translation and other effects

3,801
TLAC-eligible unsecured debt as of 30.6.25

99,254
Total gone concern loss-absorbing capacity as of 31.3.25

99,331
Total gone concern loss-absorbing capacity as of 30.6.25

99,450
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.3.25

187,168
Total loss-absorbing capacity as of 30.6.25

191,171
1 Includes dividend accruals for 2025 (negative USD 0.8bn) and movements related to other items.

UBS Group second quarter 2025 report

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Risk, capital, liquidity and funding, and balance

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45
Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 30.6.25 31.3.25 31.12.24
Total equity under IFRS Accounting Standards

89,699

87,590

85,574
Equity attributable to non-controlling interests

(422)

(405)

(494)
Defined benefit plans, net of tax

(1,054)

(949)

(833)
Deferred tax assets recognized for tax loss carry-forwards

(2,527)

(2,210)

(2,288)
Deferred tax assets for unused tax credits

(871)

(817)

(688)
Deferred tax assets on temporary differences, excess over threshold

(1,070)

(1,059)

(803)
Goodwill, net of tax
1

(5,779)

(5,726)

(5,702)
Intangible assets, net of tax

(742)

(697)

(702)
Compensation-related components (not recognized in net profit)

(2,752)

(2,656)

(2,800)
Expected losses on advanced internal ratings-based portfolio less provisions

(592)

(578)

(568)
Unrealized (gains) / losses from cash flow hedges, net of tax

1,527

2,051

2,585
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet
date, net of tax

1,036

895

1,178
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(79)

(70)

(62)
Prudential valuation adjustments

(176)

(165)

(167)
Accruals for dividends to shareholders for 2024

(2,835)

(2,835)
Capital reserve for expected future share repurchases

(2,006)

(2,500)
Other

(1,483)
2

(718)
2

(25)
Total common equity tier 1 capital

72,709

69,152

71,367
1 Includes goodwill related to significant investments in financial institutions of USD 19m as of 30 June 2025 (USD 19m as of 31 March 2025, USD 19m as of 31 December 2024) presented on the balance sheet line
Investments in associates.

2 Includes dividend accruals for 2025 and other items.
Additional information
Sensitivity to currency movements

Risk-weighted assets
We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by
USD 24bn and

our CET1

capital by

USD 2.6bn as

of 30

June 2025

(31 March

2025: USD 21bn

and USD 2.4bn,
respectively) and decreased our CET1

capital ratio by 15 basis points

(31 March 2025: 14 basis points).

Conversely,
a 10%

appreciation of

the US

dollar against

other currencies would

have decreased our

RWA by

USD 21bn and
our CET1 capital by USD 2.3bn

(31 March 2025: USD 19bn and USD 2.2bn, respectively)

and increased our CET1
capital ratio by 15 basis points (31 March 2025:

13 basis points).
Leverage ratio denominator
We estimate that a

10% depreciation of the

US dollar against other

currencies would have increased our

LRD by
USD 112bn as of 30

June 2025 (31

March 2025: USD 100bn) and decreased

our CET1 leverage ratio

by 13 basis
points (31 March 2025: 12 basis points). Conversely, a 10% appreciation of the US dollar against other currencies would have decreased our LRD by USD 102bn (31 March 2025: USD 90bn) and increased our CET1 leverage ratio by 14 basis points (31 March 2025: 13 basis points).
The aforementioned

sensitivities do

not consider

foreign currency

translation effects

related to

defined benefit

plans
other than those related to the currency

translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to foreign exchange movements” under “Capital management” in the
“Capital, liquidity and funding, and balance sheet” section of the UBS Group Annual Report 2024, available under
“Annual reporting” at ubs.com/investors , for more information

UBS Group second quarter 2025 report

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Risk, capital, liquidity and funding, and balance

sheet | Capital management

46
Risk-weighted assets

During the

second

quarter of

2025,

RWA increased

by

USD 21.2bn

to USD

504.5bn, driven

by

an

USD 18.6bn
increase in currency effects and a USD 3.0bn increase resulting from asset size and other movements, partly offset
by a USD 0.3bn decrease resulting from model

updates and methodology changes.

Movement in risk-weighted assets, by key driver
USD bn
RWA as of
31.3.25
Currency
effects
Model updates
and methodology
changes
Asset size and
other
1
RWA as of
30.6.25
Credit and counterparty credit risk
2

282.3

17.2

(0.3)

3.5

302.6
Non-counterparty-related risk
3

33.3

1.3

0.4

35.0
Market risk

31.4

(0.9)

30.5
Operational risk

136.4

136.4
Total

483.3

18.6

(0.3)

3.0

504.5
1 Includes the Pillar 3 categories “Asset size”, “Credit quality of counterparties”, “Acquisitions and disposals” and “Other”. For more information, refer to the 30 June 2025 Pillar 3 Report, which will be available as of 28 August 2025

under “Pillar 3 disclosures”

at ubs.com/investors.

2 Includes settlement risk,

credit valuation adjustments,

equity and investments

in funds exposures

in the banking

book, and securitization
exposures in the banking book.

3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences,

property, equipment, software and other items.
Credit and counterparty credit risk
Credit and counterparty credit

risk RWA increased by

USD 20.4bn to USD 302.6bn

as of 30 June 2025,

driven by a
USD 17.2bn

increase

from

currency

effects

and

a

USD 3.5bn

increase

resulting

from

asset

size

and

other
movements, partly offset by a USD 0.3bn decrease

due to model updates and methodology

changes.
Asset size and other movements by business

division and Group Items:
–
Global

Wealth

Management RWA

increased

by

USD 2.4bn,

mainly

due

to

higher

RWA

from

loans

and

loan
commitments,

derivatives, and credit valuation adjustments

(CVA).
–
Personal &

Corporate Banking

RWA increased

by USD 2.6bn,

mainly driven

by increases

in loans

to corporate
clients and mortgage loans.
– Asset Management RWA were unchanged.
–
Investment

Bank

RWA

increased

by

USD 0.2bn,

as

increases

in

RWA

due

to

higher

allocations

from

Group
Treasury following higher levels of high-quality liquid assets (HQLA) were partly offset by decreases in loans and loan commitments.
–
Non-core and

Legacy RWA

decreased by

USD 1.5bn,

mainly driven

by our

actions to

actively unwind

the portfolio,
in addition to the natural roll-off.
– Group Items RWA decreased by USD 0.2bn.
Model updates and methodology changes

resulted in an RWA decrease of

USD 0.3bn,

as a USD 0.7bn decrease in
the

multiplier

for

CVA

capital

requirements

and

various

smaller

model

updates

and

methodology

changes
amounting to a decrease in RWA of USD 0.4bn

were partly offset by an increase of USD 0.8bn resulting

from the
decommissioning of Credit Suisse probability of

default models for banks and international

mortgages.
›
Refer to the 30 June 2025 Pillar 3 Report, which will be available as of 28 August 2025 under “Pillar 3 disclosures” at
ubs.com/investors
, for more information

›
Refer to “Credit risk” in the “Risk management and control” section of this report for more information

Market risk
Market risk

RWA decreased

by USD 0.9bn

to USD 30.5bn

in the

second quarter

of 2025,

due to

asset size

and
other movements in the Investment Bank’s

Global Markets business and de-risking

within Non-core and Legacy.

›
Refer to the 30 June 2025 Pillar 3 Report, which will be available as of 28 August 2025 under “Pillar 3 disclosures” at
ubs.com/investors
, for more information

›
Refer to “Market risk” in the “Risk management and control” section of this report for more information

UBS Group second quarter 2025 report

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Risk, capital, liquidity and funding, and balance

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47
Operational risk
Operational risk RWA were unchanged at USD

136.4bn.
›
Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information
Outlook

We expect

RWA developments

with regard

to model

updates and

methodology changes to

decrease by

around
USD 2bn during the third quarter of 2025. The extent

and timing of RWA changes may vary as model updates

are
completed and receive regulatory approval,

along with changes in the composition of

the relevant portfolios.
Risk-weighted assets, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core and
Legacy
Group

Items
Total
RWA
30.6.25
Credit and counterparty credit risk
1

102.4

128.8

7.1

54.9

5.4

4.1

302.6
Non-counterparty-related risk
2

6.9

3.1

0.8

4.4

0.9

18.9

35.0
Market risk

0.8

0.0

27.2

2.4

0.1

30.5
Operational risk

60.4

18.5

6.5

23.8

24.0

3.2

136.4
Total

170.4

150.4

14.3

110.3

32.7

26.3

504.5
31.3.25
Credit and counterparty credit risk 1

96.1

115.4

6.9

53.1

6.8

3.9

282.3
Non-counterparty-related risk
2

6.5

2.9

0.7

4.2

0.8

18.0

33.3
Market risk

0.8

0.1

27.9

2.4

0.1

31.4
Operational risk

60.4

18.5

6.5

23.8

24.0

3.2

136.4
Total

163.8

137.0

14.1

109.0

34.2

25.2

483.3
30.6.25 vs 31.3.25
Credit and counterparty credit risk
1

6.3

13.4

0.2

1.8

(1.5)

0.2

20.4
Non-counterparty-related risk
2

0.3

0.2

0.0

0.2

0.0

0.9

1.7
Market risk

0.0

(0.1)

(0.7)

(0.1)

0.0

(0.9)
Operational risk
Total

6.6

13.5

0.2

1.3

(1.5)

1.1

21.2
1 Includes settlement risk, credit valuation adjustments,

equity and investments in funds exposures in the

banking book, and securitization exposures in the

banking book.

2 Non-counterparty-related risk includes
deferred tax assets recognized for temporary differences (30

June 2025: USD 18.4bn; 31 March 2025: USD 17.6bn), as well

as property, equipment, software and

other items (30 June 2025: USD 16.6bn; 31 March
2025: USD 15.7bn).

UBS Group second quarter 2025 report

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Risk, capital, liquidity and funding, and balance

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48
Leverage ratio denominator
During the second quarter of

2025, the LRD increased by

USD 96.5bn to USD 1,658.1bn,

mainly due to currency
effects of USD 88.1bn and asset size and other

movements of USD 8.4bn.
Movement in leverage ratio denominator, by key driver
USD bn
LRD as of

31.3.25
Currency

effects
Asset size and

other
LRD as of

30.6.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)

1,182.9

74.0

6.7

1,263.7
Derivative exposures

149.8

4.1

2.9

156.8
Securities financing transaction exposures

164.7

6.4

(0.2)

170.9
Off-balance sheet items

64.2

3.6

(1.1)

66.7
Total exposures

1,561.6

88.1

8.4

1,658.1
The LRD movements described below exclude

currency effects.
On-balance sheet exposures

(excluding derivatives and

securities financing transactions)

increased by

USD 6.7bn,
mainly reflecting increases

in the HQLA

portfolio and lending

balances in Global

Wealth Management

and Personal
& Corporate Banking, partly offset by a decrease

in cash and balances at central banks in Group

Treasury.
Derivative exposures increased by USD 2.9bn,

primarily reflecting market-driven movements.
Off-balance sheet exposures decreased by USD

1.1bn, mainly due to decreases in commitments.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
Leverage ratio denominator, by business division and Group Items
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total

30.6.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)

511.1

440.2

4.9

275.3

19.4

12.8

1,263.7
Derivative exposures

29.5

6.9

0.0

116.3

4.2

(0.1)

156.8
Securities financing transaction exposures

58.9

38.7

0.1

68.1

5.3

(0.3)

170.9
Off-balance sheet items

18.7

31.7

0.1

15.3

0.5

0.4

66.7
Total exposures

618.3

517.5

5.1

475.0

29.4

12.8

1,658.1
31.3.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)

487.8

403.5

4.2

252.3

23.4

11.7

1,182.9
Derivative exposures

25.9

6.0

0.0

113.8

4.0

0.0

149.8
Securities financing transaction exposures

57.0

37.1

0.1

63.5

6.8

0.3

164.7
Off-balance sheet items

18.0

29.0

0.1

16.1

0.6

0.3

64.2
Total exposures

588.7

475.6

4.3

445.8

34.9

12.3

1,561.6
30.6.25 vs 31.3.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)

23.3

36.7

0.7

22.9

(4.0)

1.1

80.8
Derivative exposures

3.6

0.9

0.0

2.5

0.2

(0.2)

7.0
Securities financing transaction exposures

2.0

1.6

0.0

4.7

(1.5)

(0.6)

6.2
Off-balance sheet items

0.7

2.7

0.1

(0.9)

(0.1)

0.1

2.5
Total exposures

29.6

41.9

0.8

29.2

(5.4)

0.5

96.5

UBS Group second quarter 2025 report

|
Risk, capital, liquidity and funding, and balance

sheet | Capital management

49
Equity attribution
Under our equity attribution

framework, tangible equity

is attributed based on

equally weighted average

RWA and
average LRD, which both include resource allocations from our Group functions to the business divisions. Average
RWA and LRD are converted

to CET1 capital equivalents

using target capital ratios.

If the attributed tangible equity
calculated under the weighted-driver approach is less than

the CET1 capital equivalent of risk-based capital (RBC)
for any business division,

the CET1 capital equivalent of RBC is used as a floor for that business division.

The floor
was applicable for Asset Management and

Non-core and Legacy in all of the periods shown

below.
In addition to

tangible equity,

we allocate equity

to the business

divisions to

support goodwill

and intangible

assets.
We

also

allocate

to

the

business

divisions

attributed

equity

related

to

CET1

capital

deduction

items

that

are
attributable to divisional activities, such as compensation-related components or expected losses on the advanced internal ratings-based portfolio less provisions. We attribute all remaining capital deduction items to Group Items.
These primarily

include equity

related to deferred

tax assets,

accruals for shareholder

returns, and unrealized

gains /
losses from cash flow hedges.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity attributable to shareholders
Average attributed equity
For the quarter ended Year-to-date
USD bn 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Global Wealth Management

34.2

33.6

32.9

33.9

33.0
Personal & Corporate Banking

21.4

20.1

21.4

20.7

21.7
Asset Management

2.5

2.7

2.7

2.6

2.7
Investment Bank

18.3

17.7

17.0

18.0

17.0
Non-core and Legacy

5.8

7.5

10.1

6.6

10.4
Group Items
1

6.0

4.6

0.2

5.3

0.1
Average equity attributed to business divisions and Group Items

88.2

86.1

84.2

87.2

84.7
1 Includes average attributed equity related to capital deduction items for deferred tax assets,

accruals for shareholder returns and unrealized gains / losses from cash flow hedges.

UBS Group second quarter 2025 report

|
Risk, capital, liquidity and funding, and balance

sheet | Liquidity and funding management

50
Liquidity and funding management
Strategy, objectives and governance

This

section

provides

liquidity

and

funding

management

information

and

should

be

read

in

conjunction

with
“Liquidity and funding

management” in

the “Capital,

liquidity and funding,

and balance sheet”

section of the

UBS
Group

Annual

Report

2024,

available

under

“Annual

reporting”

at
ubs.com/investors
,

which

provides

more
information

about

the

Group’s

strategy,

objectives

and

governance

in

connection

with

liquidity

and

funding
management.
Liquidity coverage ratio
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

the

UBS

Group

increased

1.3 percentage

points

to
182.3%, remaining

above the

prudential requirement

communicated by

the Swiss

Financial Market

Supervisory
Authority (FINMA).
The

movement in

the quarterly

average LCR

was primarily

driven by

an

increase in

high-quality liquid

assets of
USD 40.0bn to

USD 358.8bn, mainly

reflecting higher

cash available due

to a decrease

in funding

for trading

assets
and higher customer deposits, partly offset

by lower cash available

due to higher lending assets.

The average net
cash

outflows

increased

by

USD 20.7bn

to

USD 196.8bn,

reflecting

higher

outflows

from

deposits,

lower

net
inflows from securities financing transactions

and higher net outflows from derivatives.
›
Refer to the 30 June 2025 Pillar 3 Report, which will be available as of 28 August 2025 under “Pillar 3 disclosures” at
ubs.com/investors , for more information about the LCR
Liquidity coverage ratio
USD bn, except where indicated Average 2Q25 1 Average 1Q25 1
High-quality liquid assets

358.8

318.7
Net cash outflows
2

196.8

176.2
Liquidity coverage ratio (%)
3

182.3

181.0
1 Calculated based on an average of 61

data points in the second quarter of 2025 and 62 data

points in the first quarter of 2025.

2 Represents the net cash outflows expected over a stress

period of 30 calendar
days.

3 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.
Net stable funding ratio

As of 30 June 2025, the net stable funding ratio (the NSFR) of the UBS Group decreased 1.8 percentage points to
122.4%, remaining above the prudential

requirement communicated by FINMA.
Available stable

funding increased

by USD 43.0bn

to USD 904.7bn,

mainly driven

by increases

in both

customer
deposits and

debt issued

measured at

amortized cost,

largely driven

by currency

effects,

as well as

higher regulatory
capital.

Required

stable

funding

increased

by

USD 45.1bn

to

USD 738.9bn,

primarily

reflecting

an

increase

in
lending assets, which was also largely due to

currency effects.
›
Refer to the 30 June 2025 Pillar 3 Report, which will be available as of 28 August 2025 under “Pillar 3 disclosures” at
ubs.com/investors , for more information about the NSFR
Net stable funding ratio
USD bn, except where indicated 30.6.25 31.3.25
Available stable funding

904.7

861.7
Required stable funding

738.9

693.8
Net stable funding ratio (%)

122.4

124.2

UBS Group second quarter 2025 report

|
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

51
Balance sheet and off-balance sheet
This

section

provides

balance

sheet

and

off-balance sheet

information

and

should

be

read

in

conjunction

with
“Balance sheet

and off-balance

sheet” in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
UBS Group

Annual Report

2024, available

under “Annual reporting”

at
ubs.com/investors
, which

provides more
information about the balance sheet and off-balance

sheet positions.

Balances disclosed in this

report represent quarter-end

positions, unless indicated

otherwise. Intra-quarter balances
fluctuate in the ordinary course of business

and may differ from quarter-end positions.
Balance sheet assets (30 June 2025 vs

31 March 2025)
Total assets were USD 1,670.0bn

as of 30 June 2025,

an increase of USD 126.6bn

compared with 31 March

2025,
mainly reflecting currency effects as a result

of the depreciation of the US dollar against other

major currencies.
Lending

assets

increased

by

USD 52.3bn,

primarily

reflecting

currency

effects.

Derivatives

and

cash

collateral
receivables

on

derivative

instruments

increased

by

USD 38.5bn,

predominantly

in

Derivatives

&

Solutions

and
Financing in

the Investment

Bank, primarily

reflecting market-driven

increases in

foreign currency

contracts resulting
from the depreciation of the US dollar.
Other financial assets

measured at fair

value increased by

USD 9.1bn, mainly driven

by purchases of

high-quality
liquid

asset

(HQLA)

portfolio

securities

and

currency

effects.

Securities

financing

transactions

at

amortized cost
increased by

USD 8.4bn, mainly

reflecting currency

effects

and

net

cash reinvestment

trades

in Group

Treasury.
Other financial

assets measured

at amortized

cost increased

by USD 5.7bn,

mainly reflecting purchases

of HQLA
portfolio securities and currency

effects.

Cash and balances at

central banks increased by

USD 4.8bn, mainly due
to currency effects, partly offset by purchases of

HQLA portfolio securities.

Assets
As of % change from
USD bn 30.6.25 31.3.25 31.3.25
Cash and balances at central banks

236.2

231.4

2
Lending
1

667.6

615.3

9
Securities financing transactions at amortized cost

110.2

101.8

8
Trading assets

169.2

165.2

2
Derivatives and cash collateral receivables on derivative instruments

215.5

177.0

22
Brokerage receivables

29.1

28.7

1
Other financial assets measured at amortized cost

72.2

66.5

9
Other financial assets measured at fair value
2

114.6

105.5

9
Non-financial assets

55.5

51.9

7
Total assets

1,670.0

1,543.4

8
1 Consists of Loans and advances to customers and Amounts due from banks.

2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.

Balance sheet liabilities (30 June 2025 vs

31 March 2025)
Total

liabilities were

USD 1,580.3bn as

of

30 June 2025,

an

increase of

USD 124.5bn compared

with 31 March
2025,

mainly

reflecting

currency

effects

as

a

result

of

the

depreciation

of

the

US

dollar

against

other

major
currencies.
Customer deposits

increased by

USD 55.1bn,

primarily driven

by currency

effects, as

well as

net new

deposit inflows,
largely in Global Wealth Management.

Derivatives and cash collateral payables

on derivative instruments increased
by USD 43.2bn, predominantly in the Investment

Bank, reflecting the same drivers as

on the asset side.

Trading liabilities

increased by

USD 9.2bn, mainly

due to

an increase

in positions

held in

the Investment

Bank to
hedge client positions, as well as market-driven increases. Short-term borrowings increased by USD 8.8bn, mainly
driven by

net new

issuances of

commercial paper

and certificates

of deposit

in Group

Treasury, as

well as

by currency
effects. Debt issued

designated at fair

value and long-term

debt issued

measured at amortized

cost increased by
USD 7.5bn, mainly driven by

currency effects

and market-driven increases on

equity-linked notes, partly offset by
net maturities.

UBS Group second quarter 2025 report

|
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

52
The “Liabilities,

by product

and currency”

table

in this

section provides

more information

about the

Group’s funding
sources.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about capital and senior debt
instruments

›
Refer to the “Consolidated financial statements” section of this report for more information
Liabilities and equity
As of

% change from
USD bn 30.6.25 31.3.25 31.3.25
Short-term borrowings
1,2

67.2

58.4

15
Securities financing transactions at amortized cost

16.3

15.0

9
Customer deposits

800.0

744.9

7
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

302.9

295.4

3
Trading liabilities

52.3

43.1

21
Derivatives and cash collateral payables on derivative instruments

216.8

173.6

25
Brokerage payables

58.0

59.9

(3)
Other financial liabilities measured at amortized cost

18.4

19.1

(4)
Other financial liabilities designated at fair value

29.4

27.2

8
Non-financial liabilities

18.9

19.1

(1)
Total liabilities

1,580.3

1,455.8

9
Share capital

0.3

0.3

(3)
Share premium

8.6

10.9

(22)
Treasury shares

(4.8)

(6.5)

(26)
Retained earnings

79.7

80.0

0
Other comprehensive income
3

5.5

2.4

127
Total equity attributable to shareholders

89.3

87.2

2
Equity attributable to non-controlling interests

0.4

0.4

4
Total equity

89.7

87.6

2
Total liabilities and equity

1,670.0

1,543.4

8
1 Consists of short-term debt issued measured at amortized cost and amounts due to banks, which includes amounts due to central banks.

2 The classification of debt issued measured at amortized cost into short-
term and long-term is based

on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time

to maturity of less

than one year.

This classification does

not consider any

early
redemption features.

3 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.
Equity (30 June 2025 vs 31 March 2025)
Equity attributable to shareholders increased

by USD 2,092m to USD 89,277m as of

30 June 2025.
The

net

increase

of

USD 2,092m

was

mainly

driven

by

positive

total

comprehensive

income

attributable

to
shareholders

of

USD 5,335m, reflecting

a

net

profit

of

USD 2,395m

and

other

comprehensive

income

(OCI)

of
USD 2,941m. OCI

mainly included

OCI related to

foreign currency

translation of

USD 2,536m, cash

flow hedge

OCI
of USD 562m and negative OCI related to own credit on financial liabilities designated at fair value of USD 124m.
In addition,

deferred share-based

compensation awards

of USD 292m

were expensed

in the

income statement,
increasing share premium.
These increases were partly

offset by distributions to

shareholders of USD 2,866m, reflecting

a dividend payment
of USD 0.90 per share.

In addition, net treasury share activity reduced equity by USD 678m, predominantly due to the

repurchasing

of

USD 494m

of

shares

under

our

2024

share

repurchase

program

and

the

purchasing

of
USD 239m of shares in relation to employee

share-based compensation plans.
In

the

second

quarter

of

2025,

we

canceled

120,506,008

shares

purchased

under

our

2022

share

repurchase
program, as

approved by

the shareholders

at the

2025 Annual

General Meeting.

The cancellation

of shares resulted
in reclassifications within equity but had no

net effect on our total equity attributable

to shareholders.
›
Refer to the “Group performance” and “Consolidated financial statements” sections of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to the “Share information and earnings per share”

section of this report for more information about our
share repurchase programs

UBS Group second quarter 2025 report

|
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

53
Liabilities, by product and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 30.6.25 31.3.25 30.6.25 31.3.25 30.6.25 31.3.25 30.6.25 31.3.25
Short-term borrowings 67.2 58.4 28.6 22.5 9.0 7.9 15.3 12.6
of which: amounts due to banks 31.9 27.8 10.9 7.8 8.5 7.4 4.2 3.4 of which: short-term debt issued
1,2
35.3 30.6 17.8 14.7 0.5 0.4 11.1 9.2
Securities financing transactions at amortized cost
16.3 15.0 8.0 7.3 4.0 3.6 2.8 2.8
Customer deposits 800.0 744.9 307.8 301.5 343.4 306.2 76.7 69.5 of which: demand deposits 266.5 223.6 59.0 53.8 139.9 109.6 37.6 33.2 of which: retail savings / deposits 215.5 190.5 35.5 35.4 175.4 151.0 4.6 4.1 of which: sweep deposits 38.2 39.6 38.2 39.6 0.0 0.0 0.0 0.0 of which: time deposits 279.9 291.2 175.2 172.6 28.1 45.6 34.5 32.3
Debt issued designated at fair value and long-term debt issued measured at amortized
cost
2
302.9 295.4 163.3 165.9 44.6 42.3 70.8 64.5
Trading liabilities 52.3 43.1 19.9 16.9 1.1 1.0 18.3 12.3
Derivatives and cash collateral payables on derivative instruments 216.8 173.6 183.5 145.5 5.1 3.3 17.6 16.2
Brokerage payables 58.0 59.9 44.4 47.9 0.9 0.6 4.0 3.3
Other financial liabilities measured at amortized cost

18.4 19.1 8.8 9.3 4.1 5.0 2.4 2.3
Other financial liabilities designated at fair value 29.4 27.2 5.9 5.1 0.1 0.0 2.1 2.3
Non-financial liabilities 18.9 19.1 9.4 10.7 3.8 3.3 3.0 2.8
Total liabilities 1,580.3 1,455.8 779.7 732.6 416.1 373.1 213.0 188.6
1 Short-term debt issued consists of

certificates of deposit, commercial paper,

acceptances and promissory notes, and

other money market paper.

2 The classification of

debt issued measured at amortized

cost into
short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year.

This classification does not consider any early
redemption features.
Off-balance sheet (30 June 2025 vs 31

March 2025)
Committed unconditionally

revocable credit lines

increased by USD 6.7bn, mainly

reflecting currency effects

due to
the depreciation

of the

US dollar,

partly offset

by

a decrease

in facilities

provided to

corporate and

institutional
clients.

Off-balance sheet
As of % change from
USD bn
30.6.25 31.3.25 31.3.25
Guarantees
1,2

42.3

40.6

4
Irrevocable loan commitments
1

82.0

79.5

3
Committed unconditionally revocable credit lines

150.8

144.1

5
Forward starting reverse repurchase and securities borrowing agreements

20.1

18.2

11
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.
Share information and earnings per share
UBS Group AG

shares

are

listed

on

the

SIX

Swiss

Exchange

(SIX).

They

are

also

listed

on

the

New

York

Stock
Exchange

(the

NYSE)

as

global

registered

shares.

Each

share

has

a

nominal

value

of

USD 0.10.

Shares

issued
decreased

in

the

second

quarter

of

2025,

as

120,506,008

shares

acquired

under

our

2022

share

repurchase
program

were

canceled by

means

of

a

capital

reduction, as

approved

by

the

shareholders at

the

2025

Annual
General Meeting (the AGM).
We held

172m shares

as of

30 June 2025,

of which

64m shares

had been

acquired under

our 2024

share repurchase
program

for

cancellation

purposes.

The

remaining

109m

shares

are

primarily

held

to

hedge

our

share

delivery
obligations related to employee share-based

compensation and participation plans.
Treasury

shares

held

decreased

by

102m

shares

in

the

second

quarter

of

2025.

This

largely

reflected

the
aforementioned cancellation of 121m

shares, partly offset by 15.8m shares repurchased under our 2024 program and the purchasing of 6.7m shares in relation

to employee share-based compensation plans.
Shares acquired

under our

2024 program

totaled 64m

as of

30 June 2025

for a

total acquisition

cost of

USD 2,000m
(CHF 1,739m). This program

concluded on 23 May 2025,

and the 64m shares

repurchased under this

program will
b
e canceled by means of a capital reduction,

subject to approval by the shareholders

at a future AGM.

UBS Group second quarter 2025 report

|
Risk, capital, liquidity and funding, and balance

sheet | Share information and earnings per share

54
On 1 July 2025,

we launched a

new program to

repurchase up to

USD 2bn of shares.

As previously announced,

we
plan to complete the repurchase

of up to USD 2bn of shares

in the second half of 2025.

We will communicate our
2026

capital

returns

ambitions

with

our

fourth-quarter

and

full-year

financial

results

for

2025.

Our

share
repurchases

will

be

subject

to

maintaining

our

common

equity

tier 1

capital

ratio

target

of

around

14%

and
achieving our financial targets.

›
Refer to the “Equity, CET1 capital and returns” table in the “Group performance” section of this report for more
information about equity attributable to shareholders and tangible equity attributable to shareholders
Share information and earnings per share
As of or for the quarter ended As of or year-to-date
30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic

EPS

2,395

1,692

1,136

4,087

2,890
less: (profit) / loss on own equity derivative contracts

(1)

0

0

0

0
Net profit / (loss) attributable to shareholders for diluted

EPS

2,394

1,691

1,136

4,087

2,890
.
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
1

3,179,288,753

3,177,005,662

3,212,672,606

3,178,147,206

3,208,953,404
Effect of dilutive potential shares resulting from notional

employee shares, in-the-money
options and warrants outstanding
2

127,256,011

154,934,196

146,621,312

141,069,834

153,333,034
Weighted average shares outstanding for diluted EPS

3,306,544,764

3,331,939,858

3,359,293,918

3,319,217,040

3,362,286,438
.
Earnings per share (USD)
Basic

0.75

0.53

0.35

1.29

0.90
Diluted

0.72

0.51

0.34

1.23

0.86
.
Shares outstanding and potentially dilutive instruments
Shares issued

3,341,581,714

3,462,087,722

3,462,087,722

3,341,581,714

3,462,087,722
Treasury shares
3

172,405,597

274,295,444

259,953,381

172,405,597

259,953,381
of which: related to the 2022 share repurchase program

120,506,008

120,506,008

120,506,008
of which: related to the 2024 share repurchase program

63,776,550

47,977,687

4,406,000

63,776,550

4,406,000
Shares outstanding

3,169,176,117

3,187,792,278

3,202,134,341

3,169,176,117

3,202,134,341
Potentially dilutive instruments
4

27,891,906

23,529,297

14,636,947

28,383,032

14,680,441
.
Other key figures
Total book value per share (USD)

28.17

27.35

26.13

28.17

26.13
Tangible book value per share (USD)

25.95

25.18

23.85

25.95

23.85
Share price (USD)
5

33.83

30.38

29.43

33.83

29.43
Market capitalization (USD m) 6

113,036

105,173

101,903

113,036

101,903
1 The weighted average shares outstanding for basic earnings per share (EPS) are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.

2 The weighted average number of shares
for notional employee awards with performance conditions

reflects all potentially dilutive shares that are

expected to vest under the terms of the awards.

3 Based on a settlement date view.

4 Reflects potential
shares that could dilute basic EPS in the future

but were not dilutive for any of the periods

presented. Mainly includes equity-based awards subject to absolute and relative performance conditions and equity derivative
contracts.

5 Represents the share price as

listed on the SIX Swiss

Exchange, translated to

US dollars using the closing exchange

rate as of the respective

date.

6 The calculation of

market capitalization reflects
total shares issued multiplied by the share price at the end of the period.
Ticker symbols UBS Group AG Security identification codes
Trading exchange SIX / NYSE Bloomberg Reuters ISIN CH0244767585
SIX Swiss Exchange UBSG UBSG SW UBSG.S Valoren 24 476 758
New York Stock Exchange UBS UBS UN UBS.N CUSIP CINS H42097 10 7

UBS Group second quarter 2025 report

|
Consolidated financial statements

55
Consolidated financial
statements
Unaudited
Table of contents
UBS Group AG interim consolidated financial
statements (unaudited)
56
Income statement
57
Statement of comprehensive income
58
Balance sheet
59
Statement of changes in equity
60
Statement of cash flows
Notes to the UBS Group AG interim consolidated
financial statements (unaudited)
61
1

Basis of accounting
62
2

Segment reporting
62
3

Net interest income
63
4

Net fee and commission income
63
5

Other income
63
6

Personnel expenses
64
7

General and administrative expenses
64
8

Expected credit loss measurement
72
9
Fair value measurement
78
10

Derivative instruments
79
11

Other assets and liabilities
80
12

Debt issued designated at fair value
80
13

Debt issued measured at amortized cost
80
14
Provisions and contingent liabilities

UBS Group second quarter 2025 report

|
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

56
UBS Group AG interim consolidated financial
statements (unaudited)
Income statement
For the quarter ended Year-to-date
USD m Note 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 3
7,283
6,981
9,320
14,264
19,399
Interest expense from financial instruments measured at

amortized cost
3
(6,817)
(6,948)
(9,319)
(13,765)
(19,042)
Net interest income from financial instruments measured

at fair value through profit or loss and other
3
1,500
1,597
1,533
3,096
3,118
Net interest income 3
1,965
1,629
1,535
3,595
3,475
Other net income from financial instruments measured

at fair value through profit or loss
3,408
3,937
3,684
7,346
7,866
Fee and commission income 4
7,361
7,426
7,211
14,787
14,291
Fee and commission expense 4
(653)
(649)
(679)
(1,302)
(1,268)
Net fee and commission income 4
6,708
6,777
6,531
13,485
13,023
Other income 5
30
213
154
243
278
Total revenues
12,112
12,557
11,904
24,668
24,642
Credit loss expense / (release) 8
163
100
95
263
201
Personnel expenses 6
6,976
7,032
7,119
14,008
14,068
General and administrative expenses 7
1,881
2,431
2,318
4,312
4,731
Depreciation, amortization and impairment of non-financial

assets
898
861
903
1,759
1,798
Operating expenses
9,756
10,324
10,340
20,080
20,597
Operating profit / (loss) before tax
2,193
2,132
1,469
4,325
3,844
Tax expense / (benefit)
(209)
430
293
221
905
Net profit / (loss)
2,402
1,702
1,175
4,105
2,939
Net profit / (loss) attributable to non-controlling interests
7
10
40
18
48
Net profit / (loss) attributable to shareholders
2,395
1,692
1,136
4,087
2,890
Earnings per share (USD)
Basic
0.75
0.53
0.35
1.29
0.90
Diluted
0.72
0.51
0.34
1.23
0.86

UBS Group second quarter 2025 report

|
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

57

Statement of comprehensive income
For the quarter ended Year-to-date
USD m 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Comprehensive income attributable to shareholders
Net profit / (loss)
2,395
1,692
1,136
4,087
2,890
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
4,420
1,318
(268)
5,738
(3,741)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
(1,879)
(549)
291
(2,428)
2,473
Foreign currency translation differences on foreign operations reclassified to the income statement
(1)
3
2
2
2
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to
the income statement
0
(1)
0
(1)
1
Income tax relating to foreign currency translations, including the effect of net investment hedges
(4)
(2)
0
(6)
13
Subtotal foreign currency translation, net of tax
2,536
768
25
3,305
(1,252)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
(4)
(3)
0
(7)
0
Net realized (gains) / losses reclassified to the income statement from equity
0
0
0
0
0
Income tax relating to net unrealized gains / (losses)
0
0
0
0
0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
(4)
(3)
0
(7)
0
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
398
349
(417)
746
(1,663)
Net (gains) / losses reclassified to the income statement from equity
296
322
668
617
1,212
Income tax relating to cash flow hedges
(131)
(125)
5
(256)
124
Subtotal cash flow hedges, net of tax
562
545
256
1,107
(327)
Cost of hedging
Cost of hedging, before tax
10
31
(19)
41
(28)
Income tax relating to cost of hedging
0
0
0
0
0
Subtotal cost of hedging, net of tax
10
31
(19)
41
(28)
Total other comprehensive income that may be reclassified to the income statement, net of tax
3,105
1,342
262
4,446
(1,608)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax
(36)
5
(38)
(31)
(100)
Income tax relating to defined benefit plans
(4)
2
8
(1)
14
Subtotal defined benefit plans, net of tax
(40)
7
(30)
(32)
(87)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
(126)
279
231
153
161
Income tax relating to own credit on financial liabilities designated at fair value
2
(1)
(3)
1
(1)
Subtotal own credit on financial liabilities designated at

fair value, net of tax
(124)
279
228
154
160
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
(164)
286
198
122
73
Total other comprehensive income
2,941
1,628
460
4,568
(1,535)
Total comprehensive income attributable to shareholders
5,335
3,319
1,596
8,655
1,356
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)
7
10
40
18
48
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
15
15
(21)
30
(35)
Total comprehensive income attributable to non-controlling interests
22
26
18
48
13
Total comprehensive income
Net profit / (loss)
2,402
1,702
1,175
4,105
2,939
Other comprehensive income
2,955
1,643
439
4,598
(1,570)
of which: other comprehensive income that may be reclassified to the income statement
3,105
1,342
262
4,446
(1,608)
of which: other comprehensive income that will not be reclassified to the income statement
(149)
302
176
152
38
Total comprehensive income
5,357
3,345
1,614
8,703
1,369

UBS Group second quarter 2025 report

|
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

58

Balance sheet
USD m Note 30.6.25 31.3.25 31.12.24
Assets
Cash and balances at central banks
236,193
231,370
223,329
Amounts due from banks
21,527
21,107
18,903
Receivables from securities financing transactions measured at amortized cost
110,161
101,784
118,301
Cash collateral receivables on derivative instruments 10
45,478
38,994
43,959
Loans and advances to customers 8
646,048
594,150
579,967
Other financial assets measured at amortized cost 11
72,211
66,513
58,835
Total financial assets measured at amortized cost
1,131,618
1,053,918
1,043,293
Financial assets at fair value held for trading 9
169,195
165,236
159,065
of which: assets pledged as collateral that may be sold or repledged by counterparties
46,336
48,262
38,532
Derivative financial instruments 9, 10
169,996
138,035
185,551
Brokerage receivables 9
29,068
28,747
25,858
Financial assets at fair value not held for trading 9
107,755
102,317
95,472
Total financial assets measured at fair value through profit or loss
476,014
434,334
465,947
Financial assets measured at fair value through other comprehensive income 9
6,872
3,216
2,195
Investments in associates
2,629
2,496
2,306
Property, equipment and software
16,376
15,564
15,498
Goodwill and intangible assets
7,023
6,909
6,887
Deferred tax assets
11,631
11,090
11,134
Other non-financial assets 11
17,829
15,836
17,766
Total assets
1,669,991
1,543,363
1,565,028
Liabilities
Amounts due to banks
31,928
27,794
23,347
Payables from securities financing transactions measured at amortized cost
16,314
14,999
14,833
Cash collateral payables on derivative instruments 10
32,980
31,520
35,490
Customer deposits
800,045
744,866
745,777
Debt issued measured at amortized cost 13
224,709
213,880
214,219
Other financial liabilities measured at amortized cost 11
18,358
19,143
21,033
Total financial liabilities measured at amortized cost
1,124,334
1,052,202
1,054,698
Financial liabilities at fair value held for trading 9
52,330
43,099
35,247
Derivative financial instruments 9, 10
183,814
142,117
180,636
Brokerage payables designated at fair value

9
57,951
59,921
49,023
Debt issued designated at fair value 9, 12
113,522
112,092
107,909
Other financial liabilities designated at fair value 9, 11
29,410
27,235
28,699
Total financial liabilities measured at fair value through profit or loss
437,027
384,465
401,514
Provisions and contingent liabilities

14
7,466
8,517
8,409
Other non-financial liabilities

11
11,465
10,590
14,834
Total liabilities
1,580,292
1,455,773
1,479,454
Equity
Share capital
334
346
346
Share premium
8,562
10,908
12,012
Treasury shares
(4,830)
(6,509)
(6,402)
Retained earnings
79,726
80,023
78,035
Other comprehensive income recognized directly in equity, net of tax
5,485
2,418
1,088
Equity attributable to shareholders
89,277
87,185
85,079
Equity attributable to non-controlling interests
422
405
494
Total equity
89,699
87,590
85,574
Total liabilities and equity
1,669,991
1,543,363
1,565,028

UBS Group second quarter 2025 report

|
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

59

Statement of changes in equity
USD m
Share
capital and
share
premium
Treasury
shares
Retained
earnings
OCI
recognized
directly in
equity,
net of tax
1
of which:
foreign
currency
translation
of which:
cash flow
hedges
Total equity
attributable to
shareholders
Balance as of 1 January 2025
2
12,359
(6,402)
78,035
1,088
3,830
(2,585)
85,079
Acquisition of treasury shares
(2,249)
3
(2,249)
Delivery of treasury shares under share-based compensation

plans
(1,344)
1,456
112
Other disposal of treasury shares
0
88
3
88
Cancellation of treasury shares related to the 2022

share repurchase program
4
(1,145)
2,277
(1,133)
0
Share-based compensation expensed in the income statement
621
621
Tax (expense) / benefit
17
17
Dividends
(1,433)
5
(1,433)
5
(2,866)
Equity classified as obligation to purchase own shares
(81)
(81)
Translation effects recognized directly in retained earnings
50
(50)
(50)
0
Share of changes in retained earnings of associates and

joint ventures
(2)
(2)
New consolidations / (deconsolidations) and other increases

/ (decreases)
(98)
0
(98)
Total comprehensive income for the period
4,209
4,446
3,305
1,107
8,655
of which: net profit / (loss)
4,087
4,087
of which: OCI, net of tax
122
4,446
3,305
1,107
4,568
Balance as of 30 June 2025
2
8,896
(4,830)
79,726
5,485
7,135
(1,527)
89,277
Non-controlling interests as of 30 June 2025
422
Total equity as of 30 June 2025
89,699
Balance as of 1 January 2024
2
13,562
(4,796)
74,397
2,462
5,584
(3,109)
85,624
Acquisition of treasury shares
(1,900)
3
(1,900)
Delivery of treasury shares under share-based compensation

plans
(1,051)
1,133
82
Other disposal of treasury shares
1
65
3
66
Share-based compensation expensed in the income statement
610
610
Tax (expense) / benefit
14
14
Dividends
(1,128)
5
(1,128)
5
(2,256)
Equity classified as obligation to purchase own shares
(27)
(27)
Translation effects recognized directly in retained earnings
(63)
63
63
0
Share of changes in retained earnings of associates and

joint ventures
(1)
(1)
New consolidations / (deconsolidations) and other increases

/ (decreases)
106
8
114
Total comprehensive income for the period
2,964
(1,608)
(1,252)
(327)
1,356
of which: net profit / (loss)
2,890
2,890
of which: OCI, net of tax
73
(1,608)
(1,252)
(327)
(1,535)
Balance as of 30 June 2024
2
12,089
(5,498)
76,176
917
4,332
(3,373)
83,683
Non-controlling interests as of 30 June 2024
535
Total equity as of 30 June 2024
84,218
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

2 Excludes non-controlling interests.

3 Includes treasury shares acquired and
disposed of by the Investment Bank in its capacity as a market maker with regard to UBS shares and related derivatives,

and to hedge certain issued structured debt instruments.

These acquisitions and disposals are
reported based on the sum of the net monthly

movements.

4 Reflects the cancellation of
120,506,008

shares purchased under UBS’s 2022

share repurchase program as approved by the shareholders

at the 2025
Annual General Meeting. Swiss

tax law requires Switzerland-domiciled

companies with shares listed

on a Swiss stock exchange

to reduce capital contribution

reserves by at least
50
% of the total capital

reduction
amount exceeding the

nominal value upon

cancellation of the

shares.

5 Reflects the payment

of an ordinary

cash dividend of

USD
0.90

per dividend-bearing share

in April 2025

(2024: USD
0.70

per dividend-
bearing share paid in May 2024). Swiss tax law requires Switzerland-domiciled companies with shares listed on a Swiss stock exchange to pay no more than
50
% of dividends from capital contribution reserves, with
the remainder required to be paid from retained earnings.

UBS Group second quarter 2025 report

|
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

60
Statement of cash flows
Year-to-date
USD m 30.6.25 30.6.24
Cash flow from / (used in) operating activities
Net profit / (loss)
4,105
2,939
Non-cash items included in net profit and other adjustments
Depreciation, amortization and impairment of non-financial

assets
1,759
1,798
Credit loss expense / (release)
263
201
Share of net (profit) / loss of associates and joint ventures and impairment related to associates
(157)
(110)
Deferred tax expense / (benefit)
(607)
127
Net loss / (gain) from investing activities
(153)
95
Net loss / (gain) from financing activities
13,603
(3,961)
Other net adjustments
1
(31,208)
18,094
Net change in operating assets and liabilities
1
Amounts due from banks and amounts due to banks
6,953
675
Receivables from securities financing transactions measured at amortized cost
14,925
13,812
Payables from securities financing transactions measured at amortized cost
1,509
(38)
Cash collateral on derivative instruments
(3,533)
(2,120)
Loans and advances to customers
(7,214)
13,445
Customer deposits
(1,952)
(9,900)
Financial assets and liabilities at fair value held for trading and derivative financial instruments
33,794
(4,779)
Brokerage receivables and payables
5,294
(101)
Financial assets at fair value not held for trading and other financial assets and liabilities
(11,885)
(15,110)
Provisions and other non-financial assets and liabilities
(3,275)
(1,986)
Income taxes paid, net of refunds
(1,331)
(1,223)
Net cash flow from / (used in) operating activities
2
20,889
11,858
Cash flow from / (used in) investing activities
Purchase of subsidiaries, business, associates and intangible assets
(17)
0
Disposal of subsidiaries, business, associates and intangible assets
3
482
4
55
Purchase of property, equipment and software
(1,109)
(913)
Disposal of property, equipment and software
62
40
Purchase of financial assets measured at fair value through other comprehensive income
(7,175)
(2,132)
Disposal and redemption of financial assets measured at

fair value through other comprehensive income
2,772
2,501
Purchase of debt securities measured at amortized cost
(14,792)
(1,850)
Disposal and redemption of debt securities measured at amortized cost
5,625
4,848
Net cash flow from / (used in) investing activities
(14,150)
2,549
Cash flow from / (used in) financing activities
Repayment of Swiss National Bank funding
(42,587)
5
Net issuance (repayment) of short-term debt measured at amortized cost
3,002
(3,384)
Net movements in treasury shares and own equity derivative

activity
(2,073)
(1,786)
Distributions paid on UBS shares
(2,866)
(2,256)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
61,836
59,080
Repayment of debt designated at fair value and long-term debt measured at amortized cost
(71,129)
(71,389)
Inflows from securities financing transactions measured at amortized cost
6
565
2,863
Outflows from securities financing transactions measured at amortized cost
6
(1,561)
(2,052)
Net cash flows from other financing activities
(544)
(404)
Net cash flow from / (used in) financing activities
(12,769)
(61,916)
Total cash flow
Cash and cash equivalents at the beginning of the period
244,090
340,207
Net cash flow from / (used in) operating, investing and financing activities
(6,030)
(47,510)
Effects of exchange rate differences on cash and cash equivalents
1
20,992
(13,733)
Cash and cash equivalents at the end of the period
7
259,052
278,964
of which: cash and balances at central banks
7
236,193
248,336
of which: amounts due from banks
7
19,821
19,811
of which: money market paper
7,8
3,039
10,818
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash
21,679
28,362
Interest paid in cash
19,602
24,087
Dividends on equity investments, investment funds and associates received in cash
3
1,803
1,529
1 Foreign currency

translation and foreign

exchange effects on

operating assets and

liabilities and on

cash and cash

equivalents are presented

within the Other

net adjustments line,

with the exception

of foreign
currency hedge effects related to foreign

exchange swaps, which

are presented on the line Financial

assets and liabilities at fair value

held for trading and derivative

financial instruments.

2 Includes cash receipts
from the sale of loans and

loan commitments of USD
581
m and USD
9,857
m within Non-core and Legacy for

the six-month periods ended 30 June 2025 and 30 June

2024, respectively.

3 Includes dividends received
from associates.

4 Includes cash proceeds net of cash and cash equivalents disposed from the sale of the US mortgage servicing business of Credit Suisse, Select Portfolio Servicing, which was managed in Non-core and Legacy. Refer to “Note

29 Changes in organization and acquisitions

and disposals of subsidiaries and

businesses” in the “Consolidated financial

statements” section of the UBS

Group Annual Report 2024 for
more information.

5 Reflects the repayment of the Emergency Liquidity Assistance facility to the Swiss National Bank, which was recognized in the balance sheet line Amounts due to banks.

6 Reflects cash flows
from securities financing transactions

measured at amortized cost

that use UBS debt

instruments as the underlying.

7 Includes only balances

with an original maturity

of three months or

less.

8 Money market
paper is included in the balance sheet

under Financial assets at fair value

not held for trading (30 June

2025: USD
2,431
m; 30 June 2024: USD
9,479
m), Other financial assets measured at

amortized cost (30 June
2025: USD
340
m; 30 June 2024:

USD
565
m), Financial assets measured

at fair value through

other comprehensive income

(30 June 2025: USD
140
m; 30 June 2024:

USD
344
m) and Financial assets

at fair value
held for trading (30 June 2025: USD
127
m; 30 June 2024: USD
430
m).

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

61
Notes to the UBS Group AG interim consolidated
financial statements (unaudited)

Note 1

Basis of accounting
Basis of preparation
The consolidated

financial statements

(the financial

statements) of

UBS Group AG and

its subsidiaries

(together,
UBS

or

the

Group)

are

prepared

in

accordance

with

IFRS

Accounting

Standards, as

issued

by

the

International
Accounting Standards

Board (the

IASB), and

are

presented in

US

dollars. These

interim

financial statements

are
prepared in accordance with IAS 34, Interim Financial Reporting .
In preparing

these interim financial

statements, the same

accounting policies and

methods of

computation have
been applied as in the

UBS Group AG consolidated annual

financial statements for

the period ended 31 December
2024. These interim financial statements are

unaudited and should be read

in conjunction with: UBS Group AG’s
audited

consolidated

financial

statements

in

the

UBS Group

Annual

Report

2024;

the

“Management

report”
sections of this

report, specifically

the disclosures

in the “Recent

developments” section

of this report

regarding the
sale

of

O’Connor

hedge

funds

and

the

ownership

increase

in

UBS

Securities

China

and

in

the

“UBS

Group
performance,

business

divisions

and

Group

Items”

section

of

this

report

regarding

the

sale

of

Select

Portfolio
Servicing (the US mortgage servicing business of

Credit Suisse) and the transactions related

to Swisscard;

and the
information about significant transactions disclosed in

the UBS Group

first quarter 2025 report.

In the opinion of
management, all necessary adjustments have been made

for a fair presentation of

the Group’s financial position,
results of operations and cash flows.
Preparation of

these interim financial

statements requires management

to make

estimates and

assumptions that
affect

the

reported

amounts

of

assets,

liabilities,

income,

expenses

and

disclosures

of

contingent

assets

and
liabilities. These estimates

and assumptions are based

on the best available

information. Actual results

in the future
could differ

from such

estimates and

differences may

be material

to the

financial statements.

Revisions to

estimates,
based on regular

reviews, are recognized

in the period

in which they

occur. For more

information about areas of
estimation

uncertainty

that

are

considered

to

require

critical

judgment,

refer

to

“Note 1a

Material

accounting
policies” in the “Consolidated financial statements”

section of the UBS Group Annual Report

2024.
Currency translation rates
The

following table

shows the

rates of

the main

currencies used

to translate

the financial

information of

UBS’s
operations with a functional currency other

than the US dollar into US dollars.

Currency translation rates
Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
30.6.25 31.3.25 31.12.24 30.6.24 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
1 CHF
1.26
1.13
1.10
1.11
1.23
1.11
1.10
1.17
1.12
1 EUR
1.18
1.08
1.04
1.07
1.15
1.05
1.07
1.10
1.08
1 GBP
1.37
1.29
1.25
1.26
1.35
1.26
1.26
1.31
1.26
100 JPY
0.69
0.67
0.63
0.62
0.70
0.66
0.63
0.68
0.65
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end rates,

weighted according

to the

income and expense

volumes of

all operations

of the

Group with the

same functional

currency for

each month.

Weighted average

rates for

individual business
divisions may deviate from the weighted average rates for the Group.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

62

Note 2

Segment reporting
UBS’s business divisions

are organized globally into

five business divisions:

Global Wealth Management,

Personal &
Corporate Banking, Asset Management, the

Investment Bank,

and Non-core and Legacy. All five business

divisions
are supported by Group Items and qualify as reportable segments for the purpose of segment reporting. Together with Group Items they reflect the management

structure of the Group.
›
Refer to the “Consolidated financial statements” section of the UBS Group Annual Report 2024 for more information about the Group’s reporting segments

Segment reporting
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items UBS Group
For the six months ended 30 June 2025
Net interest income
3,413
2,605
(34)
(1,575)
(23)
(791)
3,595
Non-interest income
9,309
1,941
1,547
7,724
225
327
21,074
Total revenues
12,722
4,547
1,513
6,149
202
(465)
24,668
Credit loss expense / (release)
9
167
0
83
6
(1)
263
Operating expenses
10,150
3,078
1,224
4,788
838
2
20,080
Operating profit / (loss) before tax
2,563
1,302
289
1,279
(642)
(465)
4,325
Tax expense / (benefit)
221
Net profit / (loss)
4,105
As of 30 June 2025
Total assets
584,157
481,297
25,873
520,571
38,279
19,813
1,669,991

USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items UBS Group
For the six months ended 30 June 2024
Net interest income
3,698
2,859
(31)
(1,841)
57
(1,267)
3,475
Non-interest income
8,498
1,836
1,574
7,394
1,345
520
21,167
Total revenues
12,196
4,695
1,543
5,554
1,402
(747)
24,642
Credit loss expense / (release)
(4)
146
0
26
35
(2)
201
Operating expenses
10,228
2,800
1,303
4,496
1,818
(48)
20,597
Operating profit / (loss) before tax
1,972
1,748
241
1,032
(451)
(699)
3,844
Tax expense / (benefit)
905
Net profit / (loss)
2,939
As of 31 December 2024
Total assets
559,601
447,068
22,702
453,422
68,260
13,975
1,565,028
Note 3

Net interest income

Net interest income
For the quarter ended Year-to-date
USD m 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Interest income from loans and deposits 1
6,240
6,105
8,403
12,345
17,492
Interest income from securities financing transactions measured at amortized cost
2
915
839
1,136
1,754
2,354
Interest income from other financial instruments measured

at amortized cost
406
360
328
766
675
Interest income from debt instruments measured at fair

value through other comprehensive income
44
27
26
71
54
Interest income from derivative instruments designated as cash flow hedges

(322)
(351)
(574)
(672)
(1,175)
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
7,283
6,981
9,320
14,264
19,399
Interest expense on loans and deposits
3
3,582
3,698
5,074
7,280
10,513
Interest expense on securities financing transactions measured at amortized cost
4
552
415
541
967
1,035
Interest expense on debt issued
2,639
2,794
3,655
5,433
7,395
Interest expense on lease liabilities
43
41
49
85
99
Total interest expense from financial instruments measured at amortized cost
6,817
6,948
9,319
13,765
19,042
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income
466
33
2
498
357
Net interest income from financial instruments measured at fair value through profit or loss and other
1,500
1,597
1,533
3,096
3,118
Total net interest income
1,965
1,629
1,535
3,595
3,475
1 Consists of interest income from

cash and balances at central banks, amounts due

from banks, and cash collateral receivables

on derivative instruments, as well as negative interest on

amounts due to banks, customer
deposits, and cash

collateral payables

on derivative

instruments.

2 Includes interest

income on receivables

from securities financing

transactions and

negative interest, including

fees, on

payables from

securities
financing transactions.

3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, and customer deposits, as well as negative interest on cash and balances at central banks, amounts due

from banks,

and cash collateral

receivables on derivative

instruments.

4 Includes interest

expense on payables

from securities financing

transactions and negative

interest, including fees,

on
receivables from securities financing transactions.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

63
Note 4

Net fee and commission income

Net fee and commission income
For the quarter ended Year-to-date
USD m 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Underwriting fees
246
187
233
433
427
M&A and corporate finance fees
225
244
272
470
530
Brokerage fees
1,261
1,376
1,144
2,636
2,295
Investment fund fees
1,601
1,543
1,401
3,143
2,658
Portfolio management and related services
3,165
3,104
3,071
6,269
6,121
Other
864
972
1,090
1,836
2,259
Total fee and commission income
1
7,361
7,426
7,211
14,787
14,291
of which: recurring
4,762
4,610
4,484
9,372
8,891
of which: transaction-based
2,560
2,783
2,697
5,342
5,338
of which: performance-based
39
33
30
73
62
Fee and commission expense
653
649
679
1,302
1,268
Net fee and commission income
6,708
6,777
6,531
13,485
13,023
1 Reflects third-party fee and commission income for the second quarter of 2025 of USD
4,328
m for Global Wealth Management (first quarter of 2025: USD
4,431
m; second quarter of 2024: USD
4,011
m), USD
789
m
for Personal & Corporate

Banking (first quarter of 2025:

USD
730
m; second quarter of 2024:

USD
876
m), USD
984
m for Asset Management (first

quarter of 2025: USD
939
m; second quarter of 2024:

USD
924
m),
USD
1,250
m for the Investment Bank (first

quarter of 2025: USD
1,243
m; second quarter of 2024: USD
1,322
m), USD
7
m for Non-core and Legacy (first

quarter of 2025: USD
68
m; second quarter of 2024: USD
125
m)
and USD
3
m for Group Items (first quarter of 2025: USD
14
m; second quarter of 2024: negative USD
47
m).
Note 5

Other income

Other income
For the quarter ended Year-to-date
USD m 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of

subsidiaries
1
4
94
2
(2)
98
2
(3)
Net gains / (losses) from disposals of investments in associates and joint ventures
0
3
2
3
0
Share of net profit / (loss) of associates and joint ventures
21
136
3
52
157
3
110
Total
25
233
52
257
107
Income from properties
4
9
3
15
12
29
Net gains / (losses) from properties held for sale
(5)
8
(2)
3
(4)
Other
5
2
(31)
89
(29)
145
Total other income
30
213
154
243
278
1 Includes foreign exchange gains /

(losses) reclassified from other comprehensive

income related to the disposal

or closure of foreign operations.

2 Includes a gain of USD
97
m recognized upon completion of

the
sale of Select

Portfolio Servicing,

the US

mortgage servicing

business of

Credit Suisse,

which was

managed in

Non-core and

Legacy. Refer

to “Note

29 Changes

in organization

and acquisitions

and disposals

of
subsidiaries and businesses” in the “Consolidated financial statements” section of the UBS Group Annual Report 2024 for more information.

3 Includes a gain of USD
64
m related to UBS’s share of income recorded
by Swisscard for the sale of the Credit Suisse

card portfolios to UBS. Refer to “Note 29 Changes in

organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements”
section of the UBS Group Annual Report 2024 for more information.

4 Includes rent received from third parties.

5 Includes losses of USD
27
m for the second quarter of 2025 related to the repurchase of UBS’s own debt instruments (first quarter of 2025: losses of USD
36
m; second quarter of 2024: gains of USD
4
m).

Note 6

Personnel expenses

Personnel expenses
For the quarter ended Year-to-date
USD m 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Salaries and variable compensation
1
5,900
5,968
6,058
11,868
11,922
of which: variable compensation – financial advisors
2
1,335
1,409
1,291
2,744
2,558
Contractors
79
72
82
152
168
Social security
416
405
419
821
828
Post-employment benefit plans
321
349
309
671
676
Other personnel expenses
260
237
251
497
476
Total personnel expenses
6,976
7,032
7,119
14,008
14,068
1 Includes role-based

allowances.

2 Financial advisor

compensation consists of

cash compensation, determined

using a formulaic

approach based on

production, and deferred

awards. It

also includes expenses
related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

64
Note 7

General and administrative expenses

General and administrative expenses
For the quarter ended Year-to-date
USD m 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Outsourcing costs
381
378
463
760
886
Technology costs
592
573
567
1,166
1,154
Consulting, legal and audit fees
317
287
394
604
797
Real estate and logistics costs
284
239
302
523
590
Market data services
178
168
188
346
387
Marketing and communication
145
123
137
268
251
Travel and entertainment
89
74
87
163
159
Litigation, regulatory and similar matters
1
(412)
114
(153)
(298)
(158)
Other
306
475
2
334
781
2
665
Total general and administrative expenses
1,881
2,431
2,318
4,312
4,731
1 Reflects the net increase /

(decrease) in provisions for litigation,

regulatory and similar matters recognized

in the income statement. The

quarters and six-month periods ended 30

June 2025 and 30 June

2024 also
reflect decreases in acquired contingent liabilities measured under IFRS 3. Refer to Note 14b for more information.

2 Includes a USD
180
m expense related to the payment to Swisscard for the sale of the Credit Suisse card portfolios to UBS.

Refer to “Note 29 Changes

in organization and acquisitions and

disposals of subsidiaries and businesses”

in the “Consolidated financial statements”

section of the UBS Group

Annual Report
2024 for more information.

Note 8

Expected credit loss measurement
a) Credit loss expense / release

Total net

credit loss

expenses in

the second

quarter of

2025 were

USD
163
m, reflecting

USD
38
m net

expenses
related to performing positions and USD
125
m net expenses on credit-impaired positions.
Stage 1 and 2 net expenses of USD
38
m included scenario-update-related net expenses of USD
23
m, mainly from
corporate lending and portfolio changes,

and USD
13
m expenses in anticipation of a portfolio re-calibration

in the
large corporate clients segment.
Credit loss expenses of USD
125
m for credit-impaired positions primarily related to Personal & Corporate Banking and Investment Bank exposures related to a

small number of corporate counterparties.

Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the quarter ended 30.6.25
Global Wealth Management
(3)
6
0
3
Personal & Corporate Banking
22
91
1
114
Asset Management
0
0
0
0
Investment Bank
19
29
0
48
Non-core and Legacy
0
0
(2)
(2)
Group Items
0
0
0
0
Total
38
126
(1)
163
For the quarter ended 31.3.25
Global Wealth Management
(7)
13
(1)
6
Personal & Corporate Banking
(8)
61
0
53
Asset Management
0
0
0
0
Investment Bank
(5)
40
0
35
Non-core and Legacy
0
(1)
8
7
Group Items
(1)
0
0
(1)
Total
(21)
113
8
100
For the quarter ended 30.6.24
Global Wealth Management
(13)
12
0
(1)
Personal & Corporate Banking
(15)
132
(14)
103
Asset Management
0
0
0
0
Investment Bank
7
(14)
1
(6)
Non-core and Legacy
(1)
3
(2)
(1)
Group Items
0
0
0
0
Total
(22)
132
(15)
95

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

65
Note 8

Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios and

scenario weights

Scenarios and scenario weights
The expected

credit loss

(ECL) scenarios,

along with

their related

macroeconomic factors and

market data,

were
reviewed in light of

the economic and political

conditions prevailing in

the second quarter

of 2025 through a

series
of governance meetings, with input and feedback from UBS Risk and Finance experts across the business divisions
and regions.

The baseline scenario was updated with the latest macroeconomic forecasts as of 30 June 2025. The assumptions on a calendar-year basis are included

in the table below and have been

revised downward in the US, the Eurozone
and Japan

relative to

the start

of 2025

in the

second half

of the

year following

the announcement

of US

tariffs
imposed on imports from other countries. In general, forecasts for Swiss GDP growth and unemployment are less
optimistic

than

in

2024,

due

to

spillover

effects

from

the

US

tariff

announcements. Expectations

for

long-term
interest rates were revised and are marginally lower,

while forecasts for house prices remained unchanged.
At the beginning of the first quarter of

2025, UBS replaced the stagflationary geopolitical

crisis scenario applied at
the end of 2024 with the

global crisis scenario,

as the severe downside scenario. It targets risks such

as sovereign
defaults, low

interest rates,

a crisis

in the

Eurozone and

significant emerging

market stress.

The mild

stagflation
crisis scenario

replaced the

mild debt

crisis scenario

as the

mild downside

scenario. In

the mild

stagflation crisis
scenario, interest rates

are assumed to

rise rather than

decline, as in

the previously

applied mild debt

crisis scenario.
However, the declines in GDP and equities are

similar.
UBS kept the scenarios and scenario

weights in line with those applied

in the UBS Group first quarter 2025

report.
All of the scenarios,

including the asset

price appreciation
and the baseline

scenarios,

have been updated based

on
the latest macroeconomic forecasts as of 30 June 2025.

The assumptions on a calendar-year basis are

included in
t he table below.

Comparison of shock factors
Baseline
Key parameters
2024 2025 2026
Real GDP growth (annual percentage change)
US

2.8
1.6
1.2
Eurozone
0.8
0.7
1.0
Switzerland
1.4
0.9
1.4
Unemployment rate (%, annual average)
US

4.0
4.3
4.8
Eurozone
6.4
6.5
6.6
Switzerland
2.5
2.9
2.9
Fixed income: 10-year government bonds (%, Q4)
USD
4.6
4.2
4.4
EUR
2.4
2.7
2.8
CHF
0.3
0.5
0.6
Real estate (annual percentage change, Q4)
US

3.8
2.3
3.7
Eurozone
4.2
2.7
3.4
Switzerland
0.9
4.0
2.5
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 30.6.25 31.3.25 30.6.24
Asset price appreciation
5.0
5.0
–
Baseline
50.0
50.0
60.0
Mild debt crisis

– –
15.0
Stagflationary geopolitical crisis – –
25.0
Mild stagflation crisis
30.0
30.0
–
Global crisis

15.0
15.0
–

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

66
Note 8

Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance

sheet positions including ECL allowances

and provisions
The following tables

provide information

about financial

instruments and

certain non-financial

instruments that

are
subject

to

ECL

requirements.

For

amortized-cost

instruments,

the

carrying

amount

represents

the

maximum
exposure to credit risk, taking

into account the allowance for

credit losses. Financial assets measured at

fair value
through other comprehensive

income (FVOCI) are

also subject to ECL;

however, unlike amortized-cost

instruments,
the allowance

for credit

losses for

FVOCI instruments

does not

reduce the

carrying amount

of these financial

assets.
Instead, the

carrying amount

of financial

assets measured

at FVOCI

represents the

maximum exposure

to credit

risk.
In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL.

The maximum exposure to

credit risk for off-balance

sheet financial instruments is calculated
based on the maximum contractual amounts.

ECL-relevant balance sheet and off-balance sheet positions
USD m 30.6.25
Carrying amount
1
ECL allowances
2
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks
236,193
236,007
20
0
167
(72)
0
(29)
0
(43)
Amounts due from banks
21,527
21,425
102
0
0
(10)
(5)
(5)
0
0
Receivables from securities financing transactions measured at amortized cost
110,161
110,161
0
0
0
(3)
(3)
0
0
0
Cash collateral receivables on derivative instruments
45,478
45,478
0
0
0
0
0
0
0
0
Loans and advances to customers
646,048
616,026
25,488
3,861
673
(2,343)
(343)
(311)
(1,395)
(293)
of which: Private clients with mortgages
285,106
272,055
11,620
1,391
41
(142)
(43)
(49)
(38)
(12)
of which: Real estate financing
92,450
86,557
5,572
313
8
(69)
(25)
(36)
(8)
0
of which: Large corporate clients
26,647
22,894
3,098
418
237
(647)
(116)
(97)
(298)
(136)
of which: SME clients
24,689
20,887
2,496
1,210
95
(1,018)
(74)
(85)
(823)
(35)
of which: Lombard
161,022
160,775
147
47
53
(64)
(11)
0
(27)
(26)
of which: Credit cards
2,315
1,791
479
45
0
(48)
(7)
(12)
(29)
0
of which: Commodity trade finance
4,273
4,236
25
12
0
(91)
(8)
0
(82)
0
of which: Ship / aircraft financing
8,708
7,903
727
78
0
(20)
(15)
(5)
0
0
of which: Consumer financing
2,973
2,684
131
89
69
(110)
(19)
(23)
(74)
5
Other financial assets measured at amortized cost
72,211
71,415
620
171
5
(131)
(25)
(11)
(94)
(1)
of which: Loans to financial advisors
2,682
2,495
97
90
0
(39)
(3)
(1)
(35)
0
Total financial assets measured at amortized cost
1,131,618
1,100,512
26,229
4,032
844
(2,559)
(378)
(356)
(1,489)
(337)
Financial assets measured at fair value through other comprehensive income
6,872
6,872
0
0
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,138,490
1,107,384
26,229
4,032
844
(2,559)
(378)
(356)
(1,489)
(337)
Total exposure ECL provisions
2
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees
44,446
43,444
819
144
40
(96)
(14)
(21)
(61)
0
of which: Large corporate clients
7,728
7,154
480
67
26
(54)
(6)
(5)
(42)
0
of which: SME clients
3,280
3,007
219
48
7
(31)
(5)
(15)
(11)
0
of which: Financial intermediaries and hedge funds

26,604
26,516
87
0
0
(1)
(1)
0
0
0
of which: Lombard
3,958
3,933
1
24
0
(6)
0
0
(5)
0
of which: Commodity trade finance
1,874
1,873
1
0
0
(1)
(1)
0
0
0
Irrevocable loan commitments
82,046
77,132
4,688
199
27
(247)
(139)
(83)
(24)
(2)
of which: Large corporate clients
49,093
44,806
4,094
166
27
(195)
(101)
(74)
(18)
(1)
Forward starting reverse repurchase and securities borrowing agreements
20,143
20,143
0
0
0
0
0
0
0
0
Unconditionally revocable loan commitments
150,771
147,962
2,582
227
0
(62)
(47)
(15)
0
0
of which: Real estate financing
8,237
7,929
309
0
0
(3)
(4)
1
0
0
of which: Large corporate clients
14,601
13,752
817
32
0
(15)
(8)
(5)
(2)
0
of which: SME clients
12,030
11,420
454
156
0
(26)
(20)
(6)
0
0
of which: Lombard
75,099
75,013
74
12
0
0
0
0
0
0
of which: Credit cards
11,566
11,045
518
3
0
(9)
(7)
(2)
0
0
Irrevocable committed prolongation of existing loans
5,201
5,182
19
0
0
(2)
(2)
0
0
0
Total off-balance sheet financial instruments and other credit lines
302,608
293,863
8,108
570
67
(406)
(201)
(118)
(85)
(2)
Total allowances and provisions
(2,966)
(579)
(474)
(1,574)
(338)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Negative balances are representative of a net improvement in credit quality since the acquisition of the respective financial instrument, which is reflected as a negative ECL allowance.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

67
Note 8

Expected credit loss measurement (continued)

ECL-relevant balance sheet and off-balance sheet positions
USD m 31.3.25
Carrying amount
1
ECL allowances
2
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks
231,370
231,207
18
0
145
(60)
0
(28)
0
(33)
Amounts due from banks
21,107
21,070
37
0
0
(9)
(5)
(4)
0
0
Receivables from securities financing transactions measured at amortized cost
101,784
101,784
0
0
0
(3)
(3)
0
0
0
Cash collateral receivables on derivative instruments
38,994
38,994
0
0
0
0
0
0
0
0
Loans and advances to customers
594,150
567,285
22,470
3,582
813
(2,099)
(289)
(300)
(1,228)
(281)
of which: Private clients with mortgages
257,254
245,046
10,800
1,309
99
(133)
(39)
(50)
(36)
(8)
of which: Real estate financing
83,414
78,340
4,828
228
18
(62)
(26)
(32)
(4)
0
of which: Large corporate clients
25,097
21,923
2,115
740
320
(646)
(82)
(111)
(335)
(119)
of which: SME clients
21,787
18,381
2,287
996
122
(811)
(65)
(67)
(646)
(33)
of which: Lombard
152,821
152,732
1
32
55
(48)
(8)
0
(18)
(22)
of which: Credit cards
2,025
1,564
420
41
0
(44)
(8)
(11)
(26)
0
of which: Commodity trade finance
4,330
4,311
12
7
0
(81)
(8)
0
(73)
0
of which: Ship / aircraft financing
8,029
7,713
316
0
0
(19)
(16)
(4)
0
0
of which: Consumer financing
2,629
2,414
109
73
33
(92)
(16)
(19)
(62)
5
Other financial assets measured at amortized cost
66,513
65,766
560
176
11
(121)
(24)
(8)
(82)
(8)
of which: Loans to financial advisors
2,738
2,600
48
89
0
(40)
(3)
(1)
(36)
0
Total financial assets measured at amortized cost
1,053,918
1,026,106
23,085
3,758
969
(2,293)
(321)
(340)
(1,309)
(322)
Financial assets measured at fair value through other comprehensive income
3,216
3,216
0
0
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,057,134
1,029,322
23,085
3,758
969
(2,293)
(321)
(340)
(1,309)
(322)
Total exposure ECL provisions
2
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees
42,586
40,618
1,800
131
37
(60)
(12)
(20)
(27)
0
of which: Large corporate clients
7,103
6,487
530
64
23
(14)
(6)
(4)
(4)
0
of which: SME clients
2,885
2,529
316
31
8
(22)
(3)
(15)
(4)
0
of which: Financial intermediaries and hedge funds

25,139
24,249
890
0
0
(1)
(1)
0
0
0
of which: Lombard
3,591
3,561
0
30
0
(6)
(1)
0
(5)
0
of which: Commodity trade finance
2,160
2,158
1
0
0
(1)
(1)
0
0
0
Irrevocable loan commitments
79,463
75,299
3,906
217
40
(219)
(116)
(81)
(20)
(2)
of which: Large corporate clients
48,349
45,150
3,033
138
27
(160)
(84)
(59)
(16)
(2)
Forward starting reverse repurchase and securities borrowing agreements
18,178
18,178
0
0
0
0
0
0
0
0
Unconditionally revocable loan commitments
144,102
140,458
3,442
202
0
(55)
(41)
(14)
0
0
of which: Real estate financing
7,384
7,030
354
0
0
(3)
(4)
1
0
0
of which: Large corporate clients
13,497
12,751
722
23
0
(15)
(8)
(5)
(2)
0
of which: SME clients
10,902
9,952
801
149
0
(23)
(18)
(5)
0
0
of which: Lombard
72,767
72,757
8
2
0
0
0
0
0
0
of which: Credit cards
10,285
9,815
467
3
0
(8)
(6)
(2)
0
0
Irrevocable committed prolongation of existing loans
4,129
4,126
2
2
0
(3)
(3)
0
0
0
Total off-balance sheet financial instruments and other credit lines
288,458
278,679
9,150
551
78
(337)
(172)
(115)
(47)
(2)
Total allowances and provisions
(2,629)
(493)
(455)
(1,357)
(324)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Negative balances are representative of a net improvement in credit quality since the acquisition of the respective financial instrument, which is reflected as a negative ECL allowance.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

68
N
ote 8

Expected credit loss measurement (continued)

ECL-relevant balance sheet and off-balance sheet positions
USD m 31.12.24
Carrying amount
1
ECL allowances
2
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks
223,329
223,201
13
0
114
(47)
0
(21)
0
(25)
Amounts due from banks
18,903
18,704
198
0
0
(36)
(1)
(5)
0
(30)
Receivables from securities financing transactions measured at amortized cost
118,301
118,301
0
0
0
(2)
(2)
0
0
0
Cash collateral receivables on derivative instruments
43,959
43,959
0
0
0
0
0
0
0
0
Loans and advances to customers
579,967
553,532
22,049
3,565
820
(1,978)
(276)
(323)
(1,134)
(244)
of which: Private clients with mortgages
249,756
239,540
8,987
1,146
84
(160)
(46)
(70)
(30)
(14)
of which: Real estate financing
82,602
78,410
3,976
195
20
(58)
(24)
(27)
(7)
0
of which: Large corporate clients
25,286
20,816
3,462
707
301
(573)
(72)
(123)
(277)
(100)
of which: SME clients
20,768
17,403
2,265
952
148
(742)
(55)
(47)
(613)
(26)
of which: Lombard
147,504
147,136
260
48
61
(42)
(6)
0
(18)
(18)
of which: Credit cards
1,978
1,533
406
39
0
(41)
(6)
(11)
(25)
0
of which: Commodity trade finance
4,203
4,089
106
8
0
(81)
(9)
0
(71)
0
of which: Ship / aircraft financing
7,848
6,974
874
0
0
(31)
(14)
(16)
0
0
of which: Consumer financing
2,820
2,480
114
159
67
(93)
(15)
(19)
(62)
4
Other financial assets measured at amortized cost
58,835
58,209
436
178
12
(125)
(25)
(7)
(84)
(8)
of which: Loans to financial advisors
2,723
2,568
59
95
0
(41)
(4)
(1)
(37)
0
Total financial assets measured at amortized cost
1,043,293
1,015,906
22,697
3,743
946
(2,187)
(304)
(357)
(1,218)
(307)
Financial assets measured at fair value through other comprehensive income
2,195
2,195
0
0
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,045,488
1,018,102
22,697
3,743
946
(2,187)
(304)
(357)
(1,218)
(307)
Total exposure ECL provisions
2
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees
40,279
38,858
1,242
151
27
(64)
(16)
(24)
(24)
0
of which: Large corporate clients
7,817
7,096
635
78
8
(17)
(7)
(9)
(2)
0
of which: SME clients
2,524
2,074
393
41
15
(26)
(5)
(15)
(7)
0
of which: Financial intermediaries and hedge funds

21,590
21,449
141
0
0
(1)
(1)
0
0
0
of which: Lombard
3,709
3,652
24
29
4
(6)
(1)
0
(5)
0
of which: Commodity trade finance
2,678
2,676
2
0
0
(1)
(1)
0
0
0
Irrevocable loan commitments
79,579
75,158
4,178
187
56
(177)
(105)
(61)
(10)
(2)
of which: Large corporate clients
47,381
43,820
3,393
125
43
(155)
(91)
(54)
(8)
(2)
Forward starting reverse repurchase and securities borrowing agreements
24,896
24,896
0
0
0
0
0
0
0
0
Unconditionally revocable loan commitments
145,665
143,262
2,149
250
5
(76)
(59)
(17)
0
0
of which: Real estate financing
7,674
7,329
345
0
0
(6)
(4)
(2)
0
0
of which: Large corporate clients
14,690
14,089
584
14
3
(22)
(14)
(7)
(2)
0
of which: SME clients
9,812
9,289
333
190
0
(34)
(28)
(6)
0
0
of which: Lombard
73,267
73,181
84
0
1
0
0
0
0
0
of which: Credit cards
10,074
9,604
467
3
0
(8)
(6)
(2)
0
0
Irrevocable committed prolongation of existing loans
4,608
4,602
4
2
0
(3)
(3)
0
0
0
Total off-balance sheet financial instruments and other credit lines
295,027
286,776
7,572
590
89
(320)
(183)
(102)
(34)
(2)
Total allowances and provisions
(2,507)
(487)
(459)
(1,253)
(309)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Negative balances are representative of a net improvement in credit quality since the acquisition of the respective financial instrument, which is reflected as a negative ECL allowance.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

69
Note 8

Expected credit loss measurement (continued)
The table

below provides information

about the

gross carrying amount

of exposures subject

to ECL

and the

ECL
coverage ratio for UBS’s core

loan portfolios (i.e.
Loans and advances to customers

and

Loans to financial advisors
)
and

relevant

off-balance

sheet

exposures.
Cash

and

balances

at

central

banks
,
Amounts

due

from

banks
,
Receivables from

securities

financing transactions
,
Cash collateral

receivables

on derivative

instruments

and
Financial
assets measured

at fair value

through other

comprehensive income

are not

included in the

table below,

due to

their
lower sensitivity to ECL.
ECL coverage ratios are calculated by dividing ECL

allowances and provisions by the gross carrying amount of the related exposures.
The overall

coverage ratio

for performing

positions increased

by
1

basis point

to
11

basis points

as of

30 June 2025.
Compared with 31 March

2025, coverage ratios

for performing positions

related to real

estate lending (on-balance
sheet) were unchanged

at
4

basis points, and

coverage ratios for

performing positions related

to corporate lending
(on-balance sheet) increased by
3

basis points to
75

basis points.

Coverage ratios for core loan portfolio
30.6.25
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
285,249
272,098
11,669
1,429
53
5
2
42
3
266
2,234
Real estate financing
92,519
86,582
5,608
320
9
7
3
64
7
235
376
Total real estate lending
377,768
358,680
17,277
1,749
61
6
2
49
4
260
1,970
Large corporate clients
27,294
23,011
3,194
716
373
237
51
302
81
4,164
3,651
SME clients
25,706
20,961
2,581
2,033
131
396
35
331
68
4,048
2,710
Total corporate lending
53,001
43,972
5,776
2,749
504
314
43
315
75
4,078
3,406
Lombard
161,086
160,787
147
73
78
4
1
0
1
3,643
3,294
Credit cards
2,363
1,798
491
74
0
201
36
250
82
3,898
0
Commodity trade finance
4,364
4,244
25
94
0
208
19
0
19
8,714
0
Ship / aircraft financing
8,728
7,917
732
78
0
23
18
70
23
0
0
Consumer financing
3,083
2,703
154
163
64
356
71
1,466
146
4,531
15
Other loans and advances to customers
37,999
36,269
1,197
275
259
35
7
32
8
625
3,425
Loans to financial advisors
2,721
2,498
99
125
0
145
13
140
18
2,777
0
Total other lending
220,344
216,216
2,845
882
401
23
4
159
6
2,984
2,727
Total
1
651,112
618,868
25,898
5,381
966
37
6
121
10
2,658
3,034
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
11,178
10,950
222
6
0
4
3
25
4
0
0
Real estate financing
9,734
9,401
333
0
0
8
9
0
8
0
0
Total real estate lending
20,912
20,351
555
6
0
6
6
0
6
0
0
Large corporate clients
71,511
65,801
5,392
265
53
37
17
156
28
2,359
271
SME clients
17,371
16,346
780
237
7
46
22
358
37
718
425
Total corporate lending
88,882
82,148
6,172
503
60
39
18
182
30
1,584
289
Lombard
82,536
82,424
75
36
0
1
1
0
1
1,508
0
Credit cards
11,566
11,045
518
3
0
8
6
36
8
0
0
Commodity trade finance
2,230
2,223
6
0
0
3
3
46
3
0
0
Ship / aircraft financing
2,430
2,390
41
0
0
0
0
0
0
0
0
Consumer financing
327
327
0
0
0
2
2
0
2
0
0
Financial intermediaries and hedge funds
28,287
27,748
539
0
0
2
2
7
2
0
0
Other off-balance sheet commitments
45,295
45,064
203
22
7
6
5
207
6
46
0
Total other lending
172,671
171,221
1,381
61
7
3
2
47
3
903
0
Total
2
282,465
273,720
8,108
570
67
14
7
146
11
1,494
229
Total on- and off-balance sheet
3
933,577
892,588
34,006
5,950
1,033
30
6
127
11
2,546
2,852
1 Includes Loans and advances

to customers and Loans

to financial advisors,

which are presented on

the balance sheet line Other

financial assets measured

at amortized cost.

2 Excludes Forward

starting reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

70
Note 8

Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio
31.3.25
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
257,387
245,085
10,850
1,345
107
5
2
46
3
269
706
Real estate financing
83,476
78,366
4,860
232
18
7
3
65
7
187
130
Total real estate lending
340,863
323,451
15,710
1,577
125
6
2
52
4
257
622
Large corporate clients
25,744
22,004
2,225
1,075
438
251
37
497
79
3,120
2,703
SME clients
22,598
18,446
2,354
1,642
155
359
35
286
64
3,934
2,106
Total corporate lending
48,341
40,451
4,580
2,717
593
302
36
389
72
3,612
2,548
Lombard
152,869
152,740
1
50
77
3
1
31
1
3,652
2,811
Credit cards
2,069
1,572
431
66
0
214
49
255
94
3,847
0
Commodity trade finance
4,410
4,319
12
80
0
183
18
10
18
9,154
5,616
Ship / aircraft financing
8,048
7,729
319
0
0
24
20
117
24
0
0
Consumer financing
2,721
2,430
128
135
28
340
65
1,501
137
4,624
0
Other loans and advances to customers
36,927
34,883
1,590
184
270
44
6
44
8
1,452
3,907
Loans to financial advisors
2,778
2,603
49
125
0
144
13
174
16
2,870
0
Total other lending
209,822
206,275
2,530
640
376
23
4
165
6
3,778
3,258
Total
1
599,026
570,177
22,820
4,935
1,094
36
5
132
10
2,561
2,572
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
9,352
9,083
264
6
0
4
3
33
4
421
0
Real estate financing
8,225
7,851
374
0
0
8
10
0
8
0
0
Total real estate lending
17,578
16,934
638
6
0
6
6
0
6
416
0
Large corporate clients
69,056
64,495
4,286
225
49
27
15
160
24
972
313
SME clients
15,801
14,290
1,268
223
21
47
19
293
41
475
190
Total corporate lending
84,857
78,785
5,554
448
70
31
16
190
27
725
277
Lombard
79,638
79,597
8
33
0
1
1
14
1
1,602
0
Credit cards
10,285
9,815
467
3
0
8
6
37
8
0
0
Commodity trade finance
3,019
3,001
17
0
0
2
2
14
2
0
0
Ship / aircraft financing
2,520
2,486
34
0
0
0
0
0
0
0
0
Consumer financing
377
377
0
0
0
3
3
0
3
0
0
Financial intermediaries and hedge funds
29,826
28,309
1,517
0
0
1
1
3
1
0
0
Other off-balance sheet commitments
42,180
41,197
914
61
8
9
5
86
7
1,536
0
Total other lending
167,845
164,782
2,958
97
8
4
2
34
3
1,506
0
Total
2
270,279
260,501
9,150
551
78
12
7
126
11
859
228
Total on- and off-balance sheet 3
869,306
830,678
31,969
5,486
1,172
28
6
130
10
2,390
2,416
1 Includes Loans and advances to

customers and Loans to financial

advisors, which are

presented on the balance sheet

line Other financial assets measured

at amortized cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

71
Note 8

Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio
31.12.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
249,916
239,586
9,056
1,176
98
6
2
77
5
257
1,447
Real estate financing
82,660
78,434
4,003
202
20
7
3
67
6
353
2
Total real estate lending
332,576
318,020
13,059
1,378
118
7
2
74
5
271
1,203
Large corporate clients
25,859
20,888
3,585
983
402
222
35
344
80
2,814
2,500
SME clients
21,510
17,459
2,312
1,565
174
345
32
205
52
3,918
1,474
Total corporate lending
47,369
38,347
5,897
2,549
576
278
33
290
67
3,492
2,190
Lombard
147,547
147,141
260
66
79
3
0
8
0
2,719
2,317
Credit cards
2,019
1,539
416
64
0
205
39
256
85
3,857
0
Commodity trade finance
4,284
4,098
106
79
0
189
22
40
23
8,984
4,226
Ship / aircraft financing
7,879
6,988
891
0
0
39
20
184
39
0
0
Consumer financing
2,912
2,495
133
221
63
318
62
1,449
132
2,786
0
Other loans and advances to customers
37,359
35,179
1,610
342
228
42
8
57
10
917
3,909
Loans to financial advisors
2,764
2,571
60
132
0
149
14
159
17
2,785
0
Total other lending
204,764
200,012
3,477
905
370
24
4
164
7
2,691
2,804
Total
1
584,708
556,380
22,433
4,831
1,064
35
5
145
10
2,424
2,294
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
8,473
8,271
176
25
1
4
4
22
4
84
0
Real estate financing
8,694
8,300
394
0
0
7
6
33
7
0
0
Total real estate lending
17,167
16,571
570
25
1
6
5
30
6
84
0
Large corporate clients
69,892
65,009
4,612
217
54
28
17
150
26
588
290
SME clients
13,944
12,788
842
287
27
53
30
324
48
281
0
Total corporate lending
83,837
77,797
5,454
504
81
32
19
177
30
413
186
Lombard
80,390
80,235
120
30
4
1
0
1
0
1,764
0
Credit cards
10,074
9,604
467
3
0
8
6
36
8
0
0
Commodity trade finance
3,487
3,464
23
0
0
3
3
51
3
0
0
Ship / aircraft financing
2,669
2,663
6
0
0
13
13
49
13
0
0
Consumer financing
134
134
0
0
0
6
6
0
6
0
0
Financial intermediaries and hedge funds
19,609
19,145
464
0
0
1
1
8
1
0
0
Other off-balance sheet commitments
52,765
52,268
468
27
2
4
2
28
2
2,903
0
Total other lending
169,127
167,512
1,549
61
6
2
1
23
2
2,171
0
Total
2
270,131
261,880
7,572
590
89
12
7
135
11
580
171
Total on- and off-balance sheet 3
854,839
818,260
30,006
5,421
1,153
27
6
142
10
2,223
2,131
1 Includes Loans and advances to

customers and Loans to financial

advisors, which are presented on

the balance sheet line Other

financial assets measured at amortized cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

72

Note 9

Fair value measurement
a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is
summarized in the table below.
During the

first six

months of

2025,

assets and

liabilities that

were

transferred from

Level 2 to

Level 1, or

from
L
evel 1 to Level 2, and were held for the entire

reporting period were not material.

Determination of fair values from quoted market prices or valuation techniques
1
30.6.25 31.3.25 31.12.24
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
134,753
30,988
3,454
169,195
133,772
27,799
3,665
165,236
128,393
27,564
3,108
159,065
of which: Equity instruments
117,030
370
155
117,556
117,456
320
138
117,914
116,501
430
91
117,022
of which: Government bills / bonds
8,997
3,715
139
12,851
8,304
3,468
46
11,817
4,443
3,261
41
7,746
of which: Investment fund units
7,554
874
96
8,525
7,180
949
149
8,279
6,537
987
151
7,675
of which: Corporate and municipal bonds
1,167
22,710
757
24,634
828
20,606
876
22,310
911
17,462
838
19,211
of which: Loans
0
3,145
2,172
5,317
0
2,254
2,292
4,545
0
5,200
1,799
6,998
of which: Asset-backed securities
4
168
134
306
4
197
162
363
1
219
153
373
Derivative financial instruments
1,315
165,530
3,151
169,996
1,372
134,204
2,459
138,035
795
181,965
2,792
185,551
of which: Foreign exchange
815
77,598
81
78,494
570
48,895
71
49,536
472
100,328
66
100,867
of which: Interest rate
0
37,105
884
37,988
0
37,566
898
38,464
0
40,553
878
41,431
of which: Equity / index
0
44,112
1,255
45,367
0
39,940
937
40,877
0
35,747
1,129
36,876
of which: Credit
0
2,310
928
3,238
0
2,668
517
3,185
0
2,555
581
3,136
of which: Commodities
2
4,267
2
4,272
2
4,989
35
5,026
1
2,599
17
2,617
Brokerage receivables
0
29,068
0
29,068
0
28,747
0
28,747
0
25,858
0
25,858
Financial assets at fair value not held for trading
44,849
53,642
9,263
107,755
40,762
52,368
9,187
102,317
35,911
50,813
8,748
95,472
of which: Financial assets for unit-linked
investment contracts
19,424
112
1
19,537
17,398
4
0
17,403
17,101
6
0
17,106
of which: Corporate and municipal bonds
31
19,182
91
19,303
30
14,844
145
15,020
31
14,695
133
14,859
of which: Government bills / bonds
24,842
6,093
0
30,935
22,856
6,062
0
28,919
18,264
6,204
0
24,469
of which: Loans
0
5,626
3,734
9,360
0
4,972
3,589
8,561
0
4,427
3,192
7,619
of which: Securities financing transactions
0
21,208
703
21,911
0
24,995
731
25,726
0
24,026
611
24,638
of which: Asset-backed securities
0
864
534
1,399
0
1,041
540
1,581
0
972
597
1,569
of which: Auction rate securities
0
0
191
191
0
0
191
191
0
0
191
191
of which: Investment fund units
433
386
626
1,445
387
362
640
1,389
423
401
681
1,505
of which: Equity instruments
119
0
3,066
3,186
90
0
2,932
3,023
93
0
2,917
3,010
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through
other comprehensive income
4,716
2,156
0
6,872
1,130
2,087
0
3,216
59
2,137
0
2,195
of which: Government bills / bonds
4,644
0
0
4,644
1,064
0
0
1,064
0
0
0
0
of which: Commercial paper and certificates
of deposit
0
1,926
0
1,926
0
1,916
0
1,916
0
1,959
0
1,959
of which: Corporate and municipal bonds
71
231
0
302
66
171
0
236
59
178
0
237
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities
9,465
0
0
9,465
7,623
0
0
7,623
7,341
0
0
7,341
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2
0
0
76
76
0
0
89
89
0
0
84
84
Total assets measured at fair value
195,098
281,384
15,944
492,426
184,658
245,204
15,400
445,263
172,499
288,337
14,732
475,568

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

73
Note 9

Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques
(continued)
1
30.6.25 31.3.25 31.12.24
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading
38,223
14,057
50
52,330
30,503
12,565
31
43,099
24,577
10,429
240
35,247
of which: Equity instruments
30,064
215
26
30,305
22,597
390
21
23,008
18,528
257
29
18,814
of which: Corporate and municipal bonds
0
11,953
21
11,974
2
10,768
5
10,775
5
8,771
206
8,982
of which: Government bills / bonds
5,614
1,629
0
7,243
6,490
1,210
0
7,699
4,336
1,174
0
5,510
of which: Investment fund units
2,545
169
1
2,715
1,414
96
3
1,512
1,708
162
3
1,873
Derivative financial instruments
1,294
178,372
4,148
183,814
1,407
136,581
4,130
142,117
829
175,747
4,060
180,636
of which: Foreign exchange
736
87,968
56
88,759
553
50,511
44
51,108
506
94,035
46
94,587
of which: Interest rate
0
33,261
307
33,568
0
33,911
337
34,248
0
36,313
324
36,636
of which: Equity / index
0
50,340
3,469
53,810
0
44,707
3,293
48,000
0
39,597
3,142
42,739
of which: Credit
0
3,192
241
3,433
0
3,182
374
3,556
0
3,280
414
3,694
of which: Commodities
1
3,498
11
3,510
2
4,128
25
4,155
1
2,200
15
2,216
of which: Loan commitments measured at
FVTPL
0
12
30
42
0
45
29
74
0
75
62
137
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value
0
57,951
0
57,951
0
59,921
0
59,921
0
49,023
0
49,023
Debt issued designated at fair value
0
100,668
12,854
113,522
0
99,373
12,719
112,092
0
94,573
13,336
107,909
Other financial liabilities designated at fair value
0
27,110
2,300
29,410
0
24,483
2,752
27,235
0
25,931
2,768
28,699
of which: Financial liabilities related to unit-
linked investment contracts
0
19,669
0
19,669
0
17,528
0
17,528
0
17,203
0
17,203
of which: Securities financing transactions
0
4,580
118
4,699
0
3,985
108
4,094
0
5,798
0
5,798
of which: Over-the-counter debt instruments
and others
0
2,861
2,182
5,043
0
2,969
2,644
5,613
0
2,930
2,768
5,698
Total liabilities measured at fair value
39,517
378,158
19,351
437,027
31,910
332,923
19,632
384,465
25,406
355,703
20,405
401,514
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in

this table. The fair value of these derivatives was not material for the periods presented.

2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments
The table below summarizes the changes

in deferred day-1 profit or loss reserves during the

relevant period.

Deferred day-1 profit or loss is generally released into
Other net income from financial instruments measured

at fair
value

through

profit

or

loss

when

the

pricing

of

equivalent

products

or

the

underlying

parameters

become
observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
For the quarter ended Year-to-date
USD m 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Reserve balance at the beginning of the period
391
421
384
421
404
Profit / (loss) deferred on new transactions
68
65
59
133
101
(Profit) / loss recognized in the income statement
(41)
(95)
(55)
(135)
(116)
Foreign currency translation
(1)
(1)
(1)
(2)
(1)
Reserve balance at the end of the period
417
391
388
417
388
The table below summarizes other valuation

adjustment reserves recognized on the

balance sheet.

Other valuation adjustment reserves on the balance sheet
As of
USD m 30.6.25 31.3.25 31.12.24
Own credit adjustments on financial liabilities designated at fair value
1
(1,040)
(897)
(1,165)
of which: debt issued designated at fair value
(1,080)
(929)
(1,188)
of which: other financial liabilities designated at fair value
40
32
23
Credit valuation adjustments
2
(40)
(128)
(125)
Funding and debit valuation adjustments
(87)
(69)
(96)
Other valuation adjustments
(966)
(971)
(1,207)
of which: liquidity
(586)
(570)
(746)
of which: model uncertainty
(380)
(401)
(460)
1 Own credit adjustments on financial liabilities designated at fair value includes amounts for TLAC notes.

2 Amount does not include reserves against defaulted counterparties.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

74
Note 9

Fair value measurement (continued)

c) Level 3 instruments: valuation techniques

and inputs
The

table

below

presents material

Level 3

assets

and

liabilities,

together

with

the

valuation

techniques

used

to
measure fair value,

as well as

the inputs used

in a given

valuation technique that are

considered significant as of
30 June 2025 and unobservable, and a range of

values for those unobservable inputs.
The range of values

represents the highest- and

lowest-level inputs used in the valuation

techniques. Therefore, the
range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of the Group’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and
liabilities held by the Group.

The significant unobservable

inputs disclosed in

the table below

are consistent with

those included in

“Note 21 Fair
value measurement” in the “Consolidated financial

statements” section of the UBS Group

Annual Report 2024.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
30.6.25 31.12.24
USD bn 30.6.25 31.12.24 30.6.25 31.12.24 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for

trading and Financial assets at fair value not held for

trading
Corporate and municipal
bonds
0.8
1.0
0.0
0.2
Relative value to
market comparable Bond price equivalent
12
104
77
23
114
98
points
Loans at fair value (held for
trading and not held for
trading) and guarantees
3
6.0
5.2
0.0
0.0
Relative value to
market comparable Loan price equivalent
3
101
93
1
173
84
points
Discounted expected
cash flows Credit spread
17
294
94
16
545
195
basis
points
Market comparable
and securitization
model Credit spread
98
1,958
225
75
1,899
208
basis
points
Asset-backed securities
0.7
0.7
0.0
0.0
Relative value to
market comparable Bond price equivalent
5
105
80
0
112
79
points
Investment fund units 4
0.7
0.8
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
4
3.2
3.0
0.0
0.0
Relative value to
market comparable Price
Debt issued designated at
fair value
3
12.9
13.3
Other financial liabilities
designated at fair value
3
2.3
2.8
Discounted expected
cash flows Funding spread
95
224
95
201
basis
points
Derivative financial instruments
Interest rate
0.9
0.9
0.3
0.3
Option model Volatility of interest rates
53
119
50
156
basis
points
IR-to-IR correlation
68
99
60
99
%
Discounted expected
cash flows Funding spread
5
20
5
20
basis
points
Credit
0.9
0.6
0.2
0.4
Discounted expected
cash flows
Credit spreads

3
1,760
2
1,789
basis
points
Credit correlation
50
58
50
66
%
Recovery rates
0
100
0
100
%
Option model Credit volatility
60
143
59
127
%
Recovery rates
0
40
%
Equity / index
1.3
1.1
3.5
3.1
Option model Equity dividend yields
0
10
0
16
%
Volatility of equity stocks,
equity and other indices
3
99
4
126
%
Equity-to-FX correlation
(65)
74
(65)
80
%
Equity-to-equity correlation
(10)
100
0
100
%
Loan commitments
measured at FVTPL
0.0
0.1
Relative value to
market comparable
Loan price equivalent
80
100
60
101
points
1 The ranges of significant unobservable inputs are represented in points,

percentages and basis points. Points are a percentage

of par (e.g. 100 points would be 100% of par).

2 Weighted averages are provided for
most non-derivative financial instruments

and were calculated by weighting inputs

based on the fair values of

the respective instruments. Weighted averages are not provided for inputs related to Other financial liabilities
designated at fair value and Derivative financial

instruments, as this would not

be meaningful.

3 Debt issued designated at fair value primarily consists of

UBS structured notes, which include variable

maturity notes
with various equity

and foreign exchange

underlying risks,

as well as

rates-linked and

credit-linked notes,

all of which

have embedded derivative

parameters that

are considered to

be unobservable.

The derivative
instrument parameters

for debt issued

designated at

fair value,

embedded derivatives

for over-the-counter

debt instruments reported

under Other financial

liabilities designated at

fair value

and funded derivatives
reported under Loans at fair value (held for

trading and not held for trading) are

presented in the corresponding derivative financial instruments lines in this table.

4 The range of inputs is not

disclosed, as there is a
dispersion of values given the diverse nature of the investments.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

75
Note 9

Fair value measurement (continued)

d) Level 3 instruments: sensitivity to changes

in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or
more of

the unobservable

inputs to

reflect reasonably

possible alternative

assumptions would

change fair

value
significantly, and the estimated effect thereof.

The

sensitivity data

shown below

presents an

estimation of

valuation uncertainty

based

on

reasonably possible
alternative values for Level 3

inputs at the balance sheet

date and does not represent

the estimated effect of stress
scenarios. Typically,

these financial

assets and

liabilities are

sensitive to

a combination

of inputs

from Levels 1–3.
Although well-defined interdependencies

may exist

between Level 1 / 2 parameters

and Level 3

parameters (e.g.
between interest rates,

which are generally

Level 1 or Level 2,

and prepayments,

which are generally

Level 3), these
have not been incorporated

in the table. Furthermore,

direct interrelationships between

the Level 3 parameters are
not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
1
30.6.25 31.3.25 31.12.24
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Loans at fair value (held for trading and not held for trading) and guarantees 2
141
(112)
147
(115)
185
(143)
Securities financing transactions
25
(14)
25
(20)
30
(24)
Auction rate securities
8
(4)
8
(6)
8
(6)
Asset-backed securities
19
(17)
23
(18)
32
(28)
Equity instruments
387
(370)
348
(314)
333
(308)
Investment fund units
178
(180)
176
(178)
179
(181)
Loan commitments measured at FVTPL
13
(41)
15
(47)
38
(42)
Interest rate derivatives, net
68
(58)
77
(65)
115
(70)
Credit derivatives, net
78
(108)
88
(108)
112
(117)
Foreign exchange derivatives, net
6
(5)
4
(3)
3
(2)
Equity / index derivatives, net
690
(577)
619
(503)
732
(617)
Other
216
(115)
256
(152)
289
(161)
Total
1,830
(1,601)
1,785
(1,528)
2,056
(1,700)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.

2 Sensitivity of funded derivatives is reported under equivalent derivatives.

e) Level 3 instruments: movements during

the period
The table below presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities

may be hedged with instruments

classified as Level 1 or Level 2 in
the fair

value hierarchy

and, as

a

result,

realized and

unrealized gains

and losses

included in

the table

may not
include the effect of related hedging

activity. Furthermore, the realized and unrealized gains and losses presented
in the table are not

limited solely to those

arising from Level 3 inputs,

as valuations are generally

derived from both
observable and unobservable parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or

liabilities

had

been
transferred on 1 January 2025.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

76
N
ote 9

Fair value measurement (continued)

Movements of Level 3 instruments
USD bn
Balance
at the

beginning
of the
period
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance
at the
end
of the
period
For the six months ended 30 June 2025
2
Financial assets at fair value held for
trading
3.1
(0.0)
(0.1)
0.4
(1.1)
1.1
(0.4)
0.4
(0.1)
0.1
3.5
of which: Equity instruments
0.1
(0.0)
(0.0)
0.0
(0.0)
0.0
(0.0)
0.1
(0.0)
0.0
0.2
of which: Corporate and municipal
bonds
0.8
(0.0)
(0.0)
0.3
(0.4)
0.0
(0.0)
0.1
(0.1)
0.0
0.8
of which: Loans
1.8
0.1
(0.0)
0.0
(0.5)
1.1
(0.3)
0.0
(0.0)
0.0
2.2
Derivative financial instruments –
assets
2.8
(0.0)
0.1
0.0
(0.0)
1.3
(0.9)
0.3
(0.3)
0.0
3.2
of which: Interest rate
0.9
0.1
0.1
0.0
(0.0)
0.0
(0.2)
0.1
(0.0)
(0.1)
0.9
of which: Equity / index
1.1
(0.2)
(0.2)
0.0
0.0
0.7
(0.3)
0.1
(0.2)
0.0
1.3
of which: Credit
0.6
0.1
0.2
0.0
(0.0)
0.5
(0.3)
0.1
(0.1)
0.0
0.9
Financial assets at fair value not held
for trading
8.7
0.7
0.6
0.1
(0.3)
0.7
(0.8)
0.1
(0.1)
0.2
9.3
of which: Loans
3.2
0.7
0.7
0.0
(0.0)
0.5
(0.7)
0.0
(0.0)
0.1
3.7
of which: Auction rate securities
0.2
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.2
of which: Equity instruments
2.9
0.1
0.1
0.1
(0.1)
0.0
(0.0)
0.0
(0.0)
0.1
3.1
of which: Investment fund units
0.7
0.0
0.0
0.0
(0.1)
0.0
(0.0)
0.0
0.0
0.0
0.6
of which: Asset-backed securities
0.6
(0.0)
(0.0)
0.0
(0.1)
0.0
0.0
0.0
(0.0)
0.0
0.5
Derivative financial instruments –
liabilities
4.1
0.2
0.2
0.0
(0.0)
1.2
(1.0)
0.1
(0.6)
0.1
4.1
of which: Interest rate
0.3
0.1
0.1
0.0
(0.0)
0.0
(0.1)
0.0
(0.0)
0.0
0.3
of which: Equity / index
3.1
0.2
0.2
0.0
0.0
1.1
(0.6)
0.1
(0.5)
0.1
3.5
of which: Credit
0.4
(0.0)
(0.1)
0.0
0.0
0.1
(0.2)
0.0
(0.0)
(0.0)
0.2
of which: Loan commitments
measured at FVTPL
0.1
0.0
(0.0)
0.0
(0.0)
0.0
(0.0)
0.0
(0.0)
0.0
0.0
Debt issued designated at fair value
13.3
0.2
0.2
0.0
0.0
2.6
(1.7)
0.8
(2.9)
0.5
12.9
Other financial liabilities designated at
fair value
2.8
(0.0)
(0.0)
0.0
(0.0)
0.4
(0.8)
0.0
(0.0)
0.0
2.3

For the six months ended 30 June 2024
Financial assets at fair value held for
trading
22.6
0.3
(0.3)
0.9
(11.6)
0.8
(5.7)
1.6
(0.7)
(0.1)
8.0
of which: Equity instruments
0.3
(0.0)
(0.0)
0.0
(0.0)
0.0
(0.0)
0.0
(0.1)
(0.0)
0.2
of which: Corporate and municipal
bonds
1.3
(0.1)
(0.0)
0.3
(0.5)
0.0
0.0
0.0
(0.1)
(0.0)
0.9
of which: Loans
19.6
0.5
(0.2)
0.4
(9.9)
0.8
(5.7)
1.4
(0.6)
(0.1)
6.4
Derivative financial instruments –
assets
2.6
(0.0)
0.0
0.0
(0.0)
0.6
(0.5)
0.3
(0.6)
(0.0)
2.3
of which: Interest rate
0.4
0.0
0.1
0.0
(0.0)
0.0
(0.1)
0.1
(0.0)
0.0
0.4
of which: Equity / index
1.3
(0.0)
(0.0)
0.0
(0.0)
0.5
(0.2)
0.1
(0.4)
(0.0)
1.2
of which: Credit
0.5
(0.1)
(0.0)
0.0
(0.0)
0.1
(0.1)
0.1
(0.0)
(0.0)
0.5
Financial assets at fair value not held
for trading
8.4
(0.2)
(0.3)
0.3
(0.2)
1.1
(1.7)
0.5
(0.2)
(0.1)
7.9
of which: Loans
2.3
(0.1)
(0.1)
0.2
(0.0)
0.7
(0.3)
0.0
(0.1)
(0.1)
2.6
of which: Auction rate securities
1.2
0.0
(0.0)
0.0
0.0
0.0
(1.1)
0.0
0.0
0.0
0.2
of which: Equity instruments
3.1
(0.1)
(0.1)
0.0
(0.1)
0.0
0.0
0.0
0.0
(0.1)
2.9
of which: Investment fund units
0.7
0.0
0.0
0.1
(0.1)
0.0
(0.0)
0.0
(0.0)
(0.0)
0.7
of which: Asset-backed securities
0.2
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.4
(0.0)
(0.0)
0.5
Derivative financial instruments –
liabilities
5.6
(0.8)
(0.3)
0.0
(0.2)
1.7
(1.4)
0.3
(0.6)
(0.0)
4.4
of which: Interest rate
0.2
(0.1)
0.1
0.0
(0.0)
0.0
(0.0)
0.1
(0.0)
0.0
0.2
of which: Equity / index
3.3
0.0
0.0
0.0
(0.1)
1.5
(1.1)
0.2
(0.5)
(0.0)
3.4
of which: Credit
0.6
(0.1)
(0.1)
0.0
(0.0)
0.1
(0.2)
0.0
(0.0)
(0.0)
0.4
of which: Loan commitments
measured at FVTPL
1.0
(0.6)
(0.2)
0.0
(0.1)
0.0
(0.0)
0.0
0.0
(0.0)
0.3
Debt issued designated at fair value
15.3
(0.4)
(0.0)
0.0
0.0
3.0
(2.9)
0.7
(2.7)
(0.1)
13.0
Other financial liabilities designated at
fair value
2.6
(0.1)
(0.0)
0.0
(0.0)
1.1
(0.5)
0.4
(0.1)
(0.0)
3.4
1 Net gains / losses included in

comprehensive income are recognized in Net

interest income and Other net income

from financial instruments measured at

fair value through profit or loss

in the Income statement,
and also in

Gains / (losses)

from own credit

on financial liabilities

designated at fair

value, before

tax in

the Statement of

comprehensive income.

2 Total

Level 3 assets as

of 30 June

2025 were

USD
15.9
bn
(31 December 2024: USD
14.7
bn). Total Level 3 liabilities as of 30 June 2025 were USD
19.4
bn (31 December 2024: USD
20.4
bn).

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

77
Note 9

Fair value measurement (continued)

f) Financial instruments not measured

at fair value
The table

below reflects

the estimated

fair values

of financial

instruments not

measured at

fair value.

Valuation
principles applied

when determining fair

value estimates for

financial instruments not

measured at

fair value

are
consistent with those described in “Note 21

Fair value measurement” in the “Consolidated financial statements”
section of the UBS Group Annual Report 2024.

Financial instruments not measured at fair value
30.6.25 31.3.25 31.12.24
USD bn
Carrying
amount Fair value
Carrying
amount Fair value
Carrying
amount Fair value
Assets
Cash and balances at central banks
236.2
236.2
231.4
231.4
223.3
223.3
Amounts due from banks
21.5
21.5
21.1
21.1
18.9
18.9
Receivables from securities financing transactions measured at amortized cost
110.2
110.2
101.8
101.8
118.3
118.3
Cash collateral receivables on derivative instruments
45.5
45.5
39.0
39.0
44.0
44.0
Loans and advances to customers
646.0
646.5
594.1
592.2
580.0
579.7
Other financial assets measured at amortized cost
72.2
71.0
66.5
65.1
58.8
57.0
Liabilities
Amounts due to banks
31.9
32.0
27.8
27.8
23.3
23.4
Payables from securities financing transactions measured at amortized cost
16.3
16.3
15.0
15.0
14.8
14.8
Cash collateral payables on derivative instruments
33.0
33.0
31.5
31.5
35.5
35.5
Customer deposits
800.0
800.8
744.9
745.6
745.8
746.6
Debt issued measured at amortized cost
224.7
229.7
213.9
218.5
214.2
220.6
Other financial liabilities measured at amortized cost
1
13.9
13.9
14.6
14.6
16.4
16.4
1 Excludes lease liabilities.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

78
Note 10

Derivative instruments

a) Derivative instruments
As of 30.6.25, USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional values
related to derivative
financial assets and
liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate
38.0
33.6
3,680
18,031
Credit derivatives
3.2
3.4
132
Foreign exchange
78.5
88.8
8,214
372
Equity / index
45.4
53.8
1,579
98
Commodities
4.3
3.5
174
19
Other
3
0.6
0.7
168
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4
170.0
183.8
13,947
18,519
Further netting potential not recognized on the balance

sheet
5
(152.9)
(161.9)
of which: netting of recognized financial liabilities / assets
(130.4)
(130.4)
of which: netting with collateral received / pledged
(22.5)
(31.5)
Total derivative financial instruments, after consideration of further netting potential
17.1
21.9
As of 31.3.25, USD bn
Derivative financial instruments
Interest rate
38.5
34.2
3,716
18,048
Credit derivatives
3.2
3.6
173
Foreign exchange
49.5
51.1
7,248
294
Equity / index
40.9
48.0
1,419
104
Commodities
5.0
4.2
180
19
Other
3
0.9
1.1
178
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4
138.0
142.1
12,913
18,465
Further netting potential not recognized on the balance

sheet
5
(122.6)
(127.8)
of which: netting of recognized financial liabilities / assets
(100.8)
(100.8)
of which: netting with collateral received / pledged
(21.8)
(27.0)
Total derivative financial instruments, after consideration of further netting potential
15.5
14.3
As of 31.12.24, USD bn
Derivative financial instruments
Interest rate
41.4
36.6
3,644
16,844
Credit derivatives
3.1
3.7
144
Foreign exchange
100.9
94.6
7,207
269
Equity / index
36.9
42.7
1,365
93
Commodities
2.6
2.2
155
17
Other
3
0.6
0.8
87
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4
185.6
180.6
12,602
17,223
Further netting potential not recognized on the balance

sheet
5
(161.7)
(166.3)
of which: netting of recognized financial liabilities / assets
(135.5)
(135.5)
of which: netting with collateral received / pledged
(26.2)
(30.8)
Total derivative financial instruments, after consideration of further netting potential
23.9
14.3
1 In cases where derivative

financial instruments are presented

on a net basis

on the balance sheet,

the respective notional values

of the netted derivative

financial instruments are still

presented on a gross

basis.
Notional amounts of client-cleared ETD and OTC transactions

through central clearing counterparties are not disclosed, as they have a significantly different risk profile.

2 Other notional values relate to derivatives
that are cleared through either a central counterparty

or an exchange and settled on a daily basis.

The fair value of these derivatives is

presented on the balance sheet within Cash collateral receivables on derivative
instruments and Cash collateral payables on derivative instruments.

3 Includes Loan commitments measured at FVTPL, as well as unsettled purchases and sales of non-derivative financial instruments for which the
changes in the fair value

between trade date and settlement

date are recognized as derivative

financial instruments.

4 Financial assets and liabilities are

presented net on the

balance sheet if UBS has

the unconditional
and legally enforceable right to offset the recognized amounts,

both in the normal course of business and in the event of def ault, bankruptcy or insolvency of UBS or its counterparties,

and intends either to settle on
a net basis

or to realize

the asset and

settle the liability

simultaneously. Refer

to “Note 22

Offsetting financial assets

and financial liabilities”

in the “Consolidated

financial statements” section

of the UBS

Group
Annual Report 2024 for more information.

5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the UBS

Group Annual Report 2024 for more information.

b) Cash collateral on derivative instruments
USD bn
Receivables
30.6.25
Payables
30.6.25
Receivables
31.3.25
Payables
31.3.25
Receivables
31.12.24
Payables
31.12.24
Cash collateral on derivative instruments, based on netting under IFRS Accounting
Standards
1
45.5
33.0
39.0
31.5
44.0
35.5
Further netting potential not recognized on the balance

sheet
2
(29.2)
(17.0)
(24.3)
(16.6)
(28.3)
(21.7)
of which: netting of recognized financial liabilities / assets
(27.3)
(15.0)
(22.2)
(14.5)
(25.9)
(19.3)
of which: netting with collateral received / pledged
(2.0)
(2.0)
(2.1)
(2.1)
(2.4)
(2.4)
Cash collateral on derivative instruments, after consideration of further netting potential
16.2
16.0
14.7
14.9
15.7
13.8
1 Financial assets and liabilities are

presented net on the balance

sheet if UBS has the unconditional

and legally enforceable right to offset

the recognized amounts, both

in the normal course of

business and in the
event of default,

bankruptcy or insolvency

of UBS or

its counterparties,

and intends either

to settle on

a net basis

or to realize

the asset and

settle the liability

simultaneously.

2 Reflects the

netting potential in
accordance with enforceable

master netting and

similar arrangements

where not all

criteria for a

net presentation on

the balance

sheet have been

met. Refer to

“Note 22 Offsetting

financial assets and

financial
liabilities” in the “Consolidated financial statements” section of the UBS Group Annual Report 2024 for more information.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

79
Note 11

Other assets and liabilities

a) Other financial assets measured at amortized cost
USD m 30.6.25 31.3.25 31.12.24
Debt securities
52,645
48,097
41,585
Loans to financial advisors
2,682
2,738
2,723
Fee- and commission-related receivables
2,732
2,506
2,242
Finance lease receivables
6,770
6,056
5,879
Settlement and clearing accounts

458
445
430
Accrued interest income
2,171
2,101
2,115
Other
1
4,754
4,571
3,862
Total other financial assets measured at amortized cost
72,211
66,513
58,835
1 Predominantly includes cash collateral provided to exchanges and clearing houses to secure securities trading activity through those counterparties.

b) Other non-financial assets
USD m 30.6.25 31.3.25 31.12.24
Precious metals and other physical commodities

9,465
7,623
7,341
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1
2,132
2,012
1,946
Prepaid expenses
1,886
1,867
1,679
Current tax assets

1,412
1,460
1,546
VAT,

withholding tax and other tax receivables
1,013
875
1,233
Properties and other non-current assets held for sale
186
189
196
Assets of disposal groups held for sale
2
1,705
Other
1,734
1,810
2,119
Total other non-financial assets
17,829
15,836
17,766
1 Refer to Note 14 for more information.

2 Refer to Note 5 for more information about the sale of Select Portfolio Servicing.

c) Other financial liabilities measured at amortized cost
USD m 30.6.25 31.3.25 31.12.24
Other accrued expenses
3,015
3,039
3,140
Accrued interest expenses
5,378
4,951
5,876
Settlement and clearing accounts
1,919
2,218
1,944
Lease liabilities
4,433
4,560
4,597
Other

3,613
4,375
5,476
Total other financial liabilities measured at amortized cost
18,358
19,143
21,033

d) Other financial liabilities designated at fair value
USD m 30.6.25 31.3.25 31.12.24
Financial liabilities related to unit-linked investment contracts
19,669
17,528
17,203
Securities financing transactions
4,699
4,093
5,798
Over-the-counter debt instruments and other
5,043
5,613
5,698
Total other financial liabilities designated at fair value
29,410
27,235
28,699

e) Other non-financial liabilities
USD m 30.6.25 31.3.25 31.12.24
Compensation-related liabilities
8,228
6,716
9,592
of which: net defined benefit liability
818
779
763
Current tax liabilities
1,103
1,818
1,671
Deferred tax liabilities
383
365
340
VAT,

withholding tax and other tax payables
1,029
1,054
1,156
Deferred income
593
546
555
Liabilities of disposal groups held for sale
1
1,199
Other
129
91
320
Total other non-financial liabilities
11,465
10,590
14,834
1 Refer to Note 5 for more information about the sale of Select Portfolio Servicing.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

80
Note 12

Debt issued designated at fair value

Debt issued designated at fair value
USD m 30.6.25 31.3.25 31.12.24
Equity-linked
1
59,645
57,151
54,069
Rates-linked

23,607
23,778
23,641
Credit-linked
4,197
5,354
5,225
Fixed-rate
14,180
14,352
14,250
Commodity-linked
3,140
3,462
3,592
Other
8,752
7,995
7,131
of which: debt that contributes to total loss-absorbing capacity
5,751
5,263
4,934
Total debt issued designated at fair value
2
113,522
112,092
107,909
of which: issued by UBS AG standalone with original maturity greater than one year
3
89,883
85,588
82,491
of which: issued by Credit Suisse International standalone

with original maturity greater than one year
3
2
110
96
1 Includes investment

fund unit-linked

instruments issued.

2 As of 30

June 2025,
100
% of Total

debt issued

designated at

fair value

was unsecured

(31 March 2025:
100
% and 31

December 2024:
100
%).

3 Based on original contractual maturity without considering any early redemption features.
Note 13

Debt issued measured at amortized cost

Debt issued measured at amortized cost
USD m 30.6.25 31.3.25 31.12.24
Short-term debt
1
35,299
30,572
30,509
Senior unsecured debt

131,022
130,323
133,159
of which: contributes to total loss-absorbing capacity
93,503
93,863
92,515
of which: issued by UBS AG standalone with original maturity greater than one year
29,407
30,112
32,664
Covered bonds
11,432
9,044
8,762
Subordinated debt
17,291
17,038
15,030
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments
2
16,608
16,352
13,084
of which: eligible as low-trigger loss-absorbing additional

tier 1 capital instruments
1,245
of which: eligible as non-Basel III-compliant tier 2 capital instruments
196
205
207
Debt issued through the Swiss central mortgage institutions
29,190
26,474
26,335
Other long-term debt
476
429
424
Long-term debt
3
189,411
183,308
183,709
Total debt issued measured at amortized cost
4,5
224,709
213,880
214,219
1 Debt with

an original

contractual maturity

of less

than one

year,

includes mainly

certificates of

deposit and

commercial paper.

2 For 30 June

2025, includes

USD
10.2
bn (31 March

2025: USD
10.1
bn and
31 December 2024: USD
6.9
bn) that are, upon the occurrence of a trigger event or a viability event, subject to conversion into ordinary UBS shares.

3 Debt with an original contractual maturity greater than or equal to one year. The

classification of debt issued into short-term

and long-term does not consider any early

redemption features.

4 Net of bifurcated embedded derivatives,

the fair value of which was

not material for
the periods presented.

5 Except for Covered bonds (
100
% secured), Debt issued through the Swiss central mortgage institutions (
100
% secured) and Other long-term debt (
93
% secured),
100
% of the balance was
unsecured as of 30 June 2025.

Note 14

Provisions and contingent liabilities
a) Provisions and contingent liabilities
T
he table below presents an overview of

total provisions and contingent liabilities.

Overview of total provisions and contingent liabilities
USD m 30.6.25 31.3.25 31.12.24
Provisions related to expected credit losses (IFRS 9, Financial Instruments )
1
406
337
320
Provisions related to Credit Suisse loan commitments (IFRS

3,
Business Combinations )
638
809
997
Provisions related to litigation, regulatory and similar matters

(IAS 37,
Provisions, Contingent Liabilities and Contingent Assets )
3,450
3,852
3,602
Acquisition-related contingent liabilities relating to litigation,

regulatory and similar matters (IFRS 3,
Business Combinations )
1,479
2,031
2,122
Restructuring, real-estate and other provisions (IAS 37, Provisions, Contingent Liabilities and Contingent Assets )
1,493
1,489
1,368
Total provisions and contingent liabilities
7,466
8,517
8,409
1 Refer to Note 8c for more information about ECL provisions recognized for off-balance sheet financial instruments and credit lines.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

81
Note 14

Provisions and contingent liabilities

(continued)
The table below presents additional information for provisions under IAS 37, Provisions, Contingent Liabilities and
Contingent Assets .

Additional information for provisions under IAS 37, Provisions, Contingent Liabilities and Contingent Assets
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2024
3,602
813
240
315
4,969
Balance as of 31 March 2025
3,852
921
239
329
5,340
Increase in provisions recognized in the income statement
256
5
372
0
33
661
Release of provisions recognized in the income statement
(137)
(180)
(4)
(26)
(348)
Provisions used in conformity with designated purpose
(703)
6
(281)
(2)
(17)
(1,003)
Reclassifications
44
7
0
0
0
44
Foreign currency translation and other movements
139
57
24
27
248
Balance as of 30 June 2025
3,450
889
257
346
4,943
1 Consists of provisions for losses resulting from legal, liability and compliance risks.

2 Includes USD
278
m of provisions for onerous contracts related to real estate as of 30 June 2025 (31 March 2025: USD
374
m;
31 December 2024: USD
383
m), USD
518
m of personnel-related restructuring

provisions as of 30 June

2025 (31 March 2025: USD
439
m; 31 December 2024:

USD
334
m) and USD
93
m of provisions

for onerous
contracts related to technology as of

30 June 2025 (31 March 2025:

USD
108
m; 31 December 2024: USD
96
m).

3 Mainly includes provisions for reinstatement

costs with respect to leased properties.

4 Mainly
includes provisions related to employee benefits, VAT

and operational risks.

5 Includes a new provision for the estimated costs associated with UBS's ongoing obligations as described in item 1 of section b) of this
Note.

6 Mainly includes provisions used

for the resolution reached with

the US Department of Justice

in the second quarter

of 2025 as described

in item 1 of section

b) of this Note.

7 Includes reclassifications
from IFRS 3 contingent liabilities to IAS 37 provisions.
Information about provisions and

contingent liabilities in respect of

litigation, regulatory and similar matters,

as a
class,

is

included

in

Note 14b.

There

are

no

material

contingent

liabilities

associated

with

the

other

classes

of
provisions.

b) Litigation, regulatory and similar matters
The Group operates in

a legal and regulatory

environment that exposes it to

significant litigation and similar risks
arising from disputes

and regulatory proceedings. As

a result,

UBS (which for

purposes of this

Note may

refer to
UBS

Group

AG

and/or

one

or

more

of

its

subsidiaries,

as

applicable)

is

involved

in

various

disputes

and

legal
proceedings, including litigation, arbitration,

and regulatory and criminal investigations.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict,

particularly in

the

earlier

stages

of

a

case.

There

are

also

situations

where

the Group

may

enter into

a
settlement

agreement.

This

may

occur

in

order

to

avoid

the

expense,

management

distraction

or

reputational
implications of

continuing to

contest liability,

even

for those

matters for

which

the Group

believes it

should be
exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters

with respect to

which provisions have

been established and

other contingent liabilities.

The Group
makes

provisions

for

such

matters

brought

against

it

when,

in

the

opinion

of

management

after

seeking legal
advice, it

is more

likely than

not that

the Group

has a

present legal

or constructive obligation

as a

result of

past
events, it

is probable

that an

outflow of

resources will

be required,

and the

amount can

be reliably

estimated. Where
these factors

are

otherwise satisfied,

a

provision may

be

established for

claims that

have

not

yet been

asserted
against the

Group, but

are nevertheless

expected to

be, based

on

the Group’s

experience with

similar asserted
claims.

If

any

of

those

conditions

is

not

met,

such

matters

result

in

contingent

liabilities.

If

the

amount

of

an
obligation cannot

be reliably

estimated, a

liability exists

that is

not recognized

even if

an outflow

of resources

is
probable. Accordingly, no

provision is

established even if

the potential

outflow of resources

with respect

to such
matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior

to

the

issuance

of

financial

statements, which

affect

management’s assessment

of

the

provision

for

such
matter

(because,

for

example,

the

developments provide

evidence of

conditions that

existed

at

the

end

of

the
reporting

period),

are

adjusting

events

after

the

reporting period

under

IAS

10

and

must

be

recognized in

the
financial statements for the reporting period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers to be material and others that management believes to be of significance to the Group due to potential financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
potential exposures.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

82
Note 14

Provisions and contingent liabilities

(continued)
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have

established a provision,

either: (a) we

have not established

a provision; or

(b) we have

established
a provision

but expect

disclosure of

that fact

to prejudice

seriously our

position with

other parties

in the

matter
because it would reveal the fact that

UBS believes an outflow of resources to be probable

and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions” table in Note 14 a) above. UBS provides below

an estimate of the aggregate liability for its litigation,
regulatory and

similar matters

as a

class of

contingent liabilities.

Estimates of

contingent liabilities

are inherently
imprecise and

uncertain as

these

estimates require UBS

to

make speculative

legal assessments

as

to claims

and
proceedings that involve

unique fact patterns

or novel legal

theories, that have

not yet been

initiated or are

at early
stages of

adjudication, or

as to

which

alleged damages

have

not been

quantified by

the claimants.

Taking into
account these uncertainties

and the other factors

described herein, UBS

estimates the future losses

that could arise
from litigation,

regulatory and

similar matters

disclosed below

for which

an estimate

is possible,

that are

not covered
by existing

provisions (including

acquisition-related contingent

liabilities established

under IFRS

3 in connection

with
the acquisition of Credit Suisse), are in the range

of USD
0
bn to USD
1.9
bn.

Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.
The

amounts

shown

in

the

table

below

reflect

the

provisions

recorded

under

IFRS

Accounting

Standards.

In
connection with

the acquisition

of Credit

Suisse, UBS

Group AG

additionally has

reflected in

its purchase

accounting
under IFRS

3 a

valuation adjustment

reflecting an

estimate of

outflows relating

to contingent

liabilities for

all present
obligations included in

the scope

of the

acquisition at fair

value upon

closing, even

if it

is not

probable that the
contingent

liability

will

result

in

an

outflow

of

resources,

significantly

decreasing

the

recognition

threshold

for
litigation

liabilities

beyond

those

that

generally apply

under

IFRS

Accounting Standards.

The

IFRS

3

acquisition-
related contingent liabilities of

USD
1.5
bn at 30

June 2025 reflect a

decrease of USD
0.6
bn from 31 March 2025
a
s a result of releases upon resolution of the

relevant matter and reclassifications to

provisions under IAS 37.

Provisions for litigation, regulatory and similar matters, by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking

Asset
Management
Investment
Bank
Non-core
and Legacy Group Items UBS Group
Balance as of 31 December 2024
1,271
147
1
266
1,779
139
3,602
Balance as of 31 March 2025
1,318
153
0
293
1,878
209
3,852
Increase in provisions recognized in the income statement
16
0
0
12
227

2
2
256
Release of provisions recognized in the income statement
(2)
0
0
(3)
(132)
0
(137)
Provisions used in conformity with designated purpose
(15)
0
0
(11)
(673)

3
(4)
(703)
Reclassifications
4
0
0
0
0
44
0
44
Foreign currency translation and other movements
98
14
0
17
10
1
139
Balance as of 30 June 2025
1,415
167
0
308
1,353
207
3,450
1 Provisions, if any, for

the matters described in items 2

and 9 of this Note are recorded

in Global Wealth Management. Provisions,

if any, for the matters

described in items 4, 5, 6, 7,

8, 11 and 12 of this

Note are
recorded in Non-core

and Legacy.

Provisions, if

any, for

the matters described

in item 1

of this Note

are allocated between

Global Wealth

Management, Personal

& Corporate

Banking and Non-core

and Legacy.
Provisions, if any, for the matters described in item 3 of this Note are allocated between the Investment Bank, Non-core and Legacy and Group Items. Provisions, if any, for the matters described in item 10 of this Note are allocated between the Investment Bank

and Non-core and Legacy.

2 Includes a new provision for

the estimated costs of UBS's ongoing

obligations with the US Department of

Justice as described in item 1

of
this Note.

3 Mainly includes provisions used for the resolution reached with the US Department of Justice in the second quarter of 2025 as described in item 1 of this Note.

4 Includes reclassifications from IFRS 3
contingent liabilities to IAS 37 provisions.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

83
Note 14

Provisions and contingent liabilities

(continued)
1. Inquiries regarding cross-border wealth management

businesses

Tax and

regulatory authorities

in a

number of

countries have

made inquiries,

served requests

for information

or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided

by UBS and

other financial institutions.

Credit Suisse offices

in various locations,

including the

UK,
the Netherlands, France and

Belgium, have been contacted

by regulatory and law

enforcement authorities seeking
records and information

concerning investigations

into Credit Suisse’s

historical private banking

services on a

cross-
border basis and

in part through

its local branches

and banks.

The UK and

French aspects

of these issues

have been
closed. UBS is continuing to cooperate with

the authorities.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with French

clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“ caution ”) of EUR
1.1
bn.
In 2019,

the court of

first instance

returned a verdict

finding UBS AG

guilty of

unlawful solicitation of

clients on
French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS

(France) S.A. guilty of aiding

and
abetting unlawful

solicitation and

of laundering

the proceeds

of tax

fraud. The

court imposed

fines aggregating
EUR
3.7
bn on UBS AG and UBS (France) S.A. and awarded EUR
800
m of civil damages to the French state. A trial
in the

Paris Court

of Appeal

took place

in March

2021. In

December 2021,

the Court

of Appeal

found UBS AG
guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of
EUR
3.75
m,

the

confiscation

of

EUR
1
bn,

and

awarded

civil

damages

to

the

French

state

of

EUR
800
m.

UBS
appealed the decision to

the French Supreme Court. The

Supreme Court rendered its judgment

on 15 November
2023. It

upheld the

Court of

Appeal’s decision regarding

unlawful solicitation and

aggravated laundering of

the
proceeds of tax fraud, but overturned

the confiscation of EUR
1
bn, the penalty of EUR
3.75
m and the EUR
800
m
of civil

damages awarded

to the

French state.

The case

has been

remanded to

the Court

of Appeal

for a

retrial
regarding these overturned elements.

The French state has reimbursed the

EUR
800
m of civil damages to UBS AG.
In May 2014, Credit

Suisse AG entered into

settlement agreements with

the SEC, the Federal

Reserve and the

New
York Department of Financial

Services and agreed with

the US Department of

Justice (the DOJ) to

plead guilty to
conspiring

to

aid

and

assist

US

taxpayers

in

filing

false

tax

returns

(the

2014

Plea

Agreement).

Credit

Suisse
continued to report

to and cooperate

with US authorities

in accordance with its

obligations under the

2014 Plea
Agreement, including by

conducting a review

of cross-border services

provided by Credit

Suisse. In this connection,
Credit Suisse provided

information to US

authorities regarding potentially undeclared US

assets held by

clients at
Credit Suisse

since the

2014 Plea

Agreement. In

May 2025,

Credit Suisse

Services AG

entered into

a plea

agreement
(the 2025 Plea Agreement) with

the DOJ under

which it agreed to

plead guilty to one

count of conspiracy to

aid
and assist in the preparation of false income tax returns relating to legacy Credit Suisse accounts booked in Credit
Suisse’s Swiss

booking center,

thereby settling

the investigation

into Credit

Suisse’s implementation of

the 2014
Plea Agreement.

In addition,

Credit Suisse

Services AG

entered into

a non-prosecution

agreement with

the DOJ
(the 2025 NPA) relating to

legacy Credit Suisse accounts booked in

Credit Suisse’s Singapore booking center. The
2025

Plea

Agreement

and

the

2025

NPA

provide

for

penalties,

restitution

and

forfeiture

of

USD
511
m

in

the
aggregate. The 2025

Plea Agreement

and the 2025

NPA include ongoing

obligations of

UBS to furnish

information
and cooperate with DOJ’s

investigations of legacy Credit

Suisse accounts held by US

persons in its Switzerland and
Singapore

booking

centers

and

related

accounts

in

other

booking

centers.

In

the

second

quarter

of

2025,

we
recorded in our

Non-core and

Legacy division a

net release

of USD
427
m of

provisions and contingent

liabilities,
which included a new provision for the estimated

costs of UBS’s ongoing obligations with the

DOJ.
Our balance

sheet at 30 June

2025

reflected provisions

in an

amount that UBS

believes to

be appropriate under
the applicable accounting standard. As in the case of other matters for which we have established provisions, the
future

outflow of

resources in

respect of

such

matters cannot

be

determined with

certainty

based on

currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
p rovision that we have recognized.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

84
Note 14

Provisions and contingent liabilities

(continued)
2. Madoff
In relation to

the Bernard

L. Madoff Investment

Securities LLC

(BMIS) investment

fraud, UBS AG, UBS

(Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission de

Surveillance

du Secteur

Financier. Those

inquiries concerned

two third-party

funds established

under
Luxembourg law, substantially all assets of which were with

BMIS, as well as certain funds

established in offshore
jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg
funds are

in liquidation.

The documentation

establishing both

funds identifies

UBS entities

in various

roles, including
custodian,

administrator,

manager,

distributor

and

promoter,

and

indicates

that

UBS

employees

serve

as

board
members.
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and

certain

individuals,

including

current

and

former

UBS

employees,

seeking

amounts

totaling

approximately
EUR
2.1
bn, which includes

amounts that the

funds may be

held liable to

pay the trustee

for the liquidation

of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims

against UBS entities (and non-UBS entities) for purported
losses relating to

the Madoff fraud.

The majority of

these cases have

been filed in

Luxembourg, where decisions
that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed

a further appeal in one of the test

cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD
2
bn. In 2014,

the US

Supreme Court rejected

the BMIS Trustee’s

motion for leave

to appeal decisions,
dismissing all

claims against

UBS defendants

except those

for the

recovery of

approximately USD
125
m of

payments
alleged to be

fraudulent conveyances

and preference

payments. Similar

claims have

been filed against

Credit Suisse
entities seeking to recover

redemption payments. In

2016, the bankruptcy

court dismissed these

claims against the
UBS entities

and most

of the

Credit Suisse entities.

In 2019, the

Court of Appeals

reversed the dismissal

of the

BMIS
Trustee’s remaining claims. The cases were

remanded to the Bankruptcy Court for further

proceedings.
3. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign-exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign exchange

markets and

precious metals

prices. As

a

result

of these
investigations, UBS entered into resolutions with Swiss, US and

UK regulators and the European Commission. UBS
was granted conditional immunity

by the Antitrust Division

of the DOJ

and by authorities

in other jurisdictions

in
connection with potential competition law violations relating to foreign exchange and precious metals businesses.
In December

2021, the

European Commission

issued a

decision imposing

a fine

of EUR
83.3
m on

Credit Suisse
entities based on findings of anticompetitive practices in the foreign exchange market. Credit Suisse appealed the decision to the

European General Court and,

in July 2025,

the court issued

a judgment reducing the

fine to EUR
28.9
m. The European

Commission is permitted

to appeal the

decision. UBS received

leniency and accordingly no
fine was assessed.
Foreign-exchange-related civil litigation:
Putative class actions have been filed since 2013 in US federal courts and in

other jurisdictions

against UBS,

Credit

Suisse and

other banks

on

behalf of

persons who

engaged in

foreign
currency transactions with any of the defendant banks.

UBS and Credit Suisse have resolved US federal court class
actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign
exchange futures

contracts and

options on

such futures.

Certain class

members have

excluded themselves

from
that settlement

and filed

individual actions in

US and

English courts against

UBS, Credit

Suisse and

other banks,
alleging violations of US and European competition laws and unjust enrichment. UBS, Credit Suisse and the other banks

have

resolved

those individual

matters.

In

addition,

Credit

Suisse

and

UBS,

together

with

other

financial
institutions, were named in

a consolidated putative

class action in

Israel, which made

allegations similar to those
made in

the actions

pursued in

other jurisdictions.

Credit Suisse

and UBS

entered into

agreements to

settle all

claims
in this action in April 2022 and February 2024, respectively. Credit Suisse’s settlement received court approval and
b
ecame final in May 2025. UBS’s settlement

remains subject to court approval.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

85
Note 14

Provisions and contingent liabilities

(continued)
LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain

times.

UBS

and

Credit

Suisse

reached

settlements

or

otherwise

concluded

investigations

relating

to
benchmark interest

rates with

the investigating

authorities. UBS

was granted

conditional leniency

or conditional
immunity

from

authorities

in

certain

jurisdictions,

including

the

Antitrust

Division

of

the

DOJ

and

the

Swiss
Competition Commission (WEKO), in

connection with potential

antitrust or competition

law violations related

to
certain rates.

However, UBS

has not

reached a

final settlement

with WEKO,

as the

Secretariat of

WEKO has

asserted
that UBS does not qualify for full immunity.
LIBOR and

other benchmark-related

civil litigation:

A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through various

means, of

certain benchmark

interest rates,

including USD LIBOR,

Yen LIBOR,

EURIBOR, CHF LIBOR,
and GBP LIBOR and seek unspecified compensatory

and other damages under various legal

theories.
USD LIBOR class and individual actions in the

US:
Beginning in 2013, putative class actions

were filed in US federal
district courts

(and subsequently

consolidated in

the US

District Court

for the Southern

District of New

York (SDNY))
by plaintiffs who

engaged in over-the-counter

instruments, exchange-traded

Eurodollar futures and

options, bonds
or

loans

that

referenced

USD LIBOR.

The

complaints

allege

violations

of

antitrust

law

and

the

Commodities
Exchange Act,

as well

breach of

contract and unjust

enrichment. Following various

rulings by

the SDNY

and the
Second Circuit

dismissing certain

of the

causes of

action and

allowing others

to proceed,

one

class action

with
respect

to

transactions

in

over-the-counter

instruments

and

several

actions

brought

by

individual

plaintiffs

are
proceeding in the district court.

UBS and Credit Suisse

have entered into settlement agreements in

respect of the
class actions relating

to exchange-traded

instruments, bonds

and loans. These

settlements have

received final court
approval and

the actions

have been

dismissed as

to UBS

and Credit

Suisse. In

addition, an

individual action

was
filed in

federal court

in California

against UBS,

Credit Suisse

and numerous

other banks

alleging that

the defendants
conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD ICE LIBOR rate
and

monopolized

the

market

for

LIBOR-based

consumer loans

and

credit

cards. The

court

dismissed

the

initial
complaint and

subsequently

dismissed an

amended complaint

with prejudice;

the US

Court of

Appeals for

the Ninth
Circuit

affirmed

the

dismissal. In

June

2025,

the

US

Supreme

Court

denied

plaintiffs’ petition

to

challenge

the
decisions of the lower courts.
Other benchmark

class actions

in the

US:
The Yen

LIBOR/Euroyen TIBOR,

EURIBOR and

GBP LIBOR

actions have
been dismissed. Plaintiffs have appealed the

dismissals.
In January 2023, defendants

moved to dismiss the

complaint in the CHF

LIBOR action. In 2023,

the court approved
a settlement by Credit Suisse of the claims

against it in this matter.
Government bonds:

In 2021,

the European

Commission issued

a decision

finding that

UBS and

six other

banks
breached European

Union antitrust

rules between

2007 and

2011 relating

to European

government bonds. The
European Commission

fined UBS

EUR
172
m, which

amount was

confirmed on

appeal in

March 2025.

UBS has
appealed to the European Court of Justice.
Credit default

swap auction

litigation –
In June

2021, Credit

Suisse, along

with other

banks and

entities, was

named
in a

putative class action

filed in

federal court in

New Mexico alleging

manipulation of credit default

swap (CDS)
final auction prices.

Defendants filed a

motion to enforce

a previous CDS

class action settlement

in the

SDNY. In
January 2024,

the SDNY

ruled that,

to the

extent claims

in the

New

Mexico action

arise from

conduct prior

to
30 June

2014,

those claims

are

barred

by

the SDNY

settlement.

The

plaintiffs

appealed

and, in

May

2025, the
Second Circuit affirmed the SDNY decision.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above, UBS’s balance

sheet at 30

June 2025 reflected

a provision in an

amount that UBS

believes to be

appropriate
under the

applicable accounting

standard. As

in the

case of

other matters

for which

we have

established provisions,
the future outflow of resources in respect of such matters

cannot be determined with certainty based on currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
p rovision that we have recognized.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

86
Note 14

Provisions and contingent liabilities

(continued)
4. Mortgage-related matters
Government and

regulatory related

matters
:
DOJ RMBS

settlement

– In January

2017, Credit

Suisse Securities

(USA)
LLC (CSS LLC)

and its current

and former

US subsidiaries

and US affiliates

reached a

settlement with

the DOJ

related
to its

legacy

Residential Mortgage-Backed

Securities (RMBS)

business, a

business conducted

through 2007.

The
settlement resolved potential

civil claims

by the

DOJ related

to certain

of those

Credit Suisse

entities’ packaging,
marketing,

structuring,

arrangement,

underwriting,

issuance

and

sale

of

RMBS.

Pursuant

to

the

terms

of

the
settlement a civil monetary penalty

was paid to the

DOJ in January 2017. The

settlement also required the Credit
Suisse entities

to provide

certain levels

of consumer

relief measures,

including affordable

housing payments

and
loan forgiveness, and the DOJ and

Credit Suisse agreed to the appointment

of an independent monitor to oversee
the

completion

of

the

consumer relief

requirements of

the

settlement. UBS

continues

to

evaluate

its

approach
toward

satisfying

the

remaining

consumer

relief

obligations.

The

aggregate

amount

of

the

consumer

relief
obligation increased

after 2021

by
5
% per

annum of

the outstanding

amount due

until these

obligations

are settled.
The monitor publishes reports periodically on

these consumer relief matters.
Civil litigation:

Repurchase litigations

– Credit

Suisse affiliates

are defendants

in various

civil litigation

matters related
to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases currently include

repurchase

actions

by

RMBS

trusts

and/or

trustees,

in

which

plaintiffs

generally

allege

breached
representations and

warranties

in

respect of

mortgage loans

and

failure

to

repurchase such

mortgage loans

as
required

under

the

applicable

agreements. The

amounts disclosed

below

do

not

reflect

actual

realized

plaintiff
losses to

date. Unless

otherwise stated,

these amounts

reflect

the original

unpaid principal

balance amounts

as
alleged in these actions.
DLJ Mortgage Capital, Inc. (DLJ) is a defendant

in New York State court in five actions:

An action brought by Asset
Backed

Securities

Corporation

Home

Equity

Loan

Trust,

Series

2006-HE7

alleges

damages

of

not

less

than
USD
374
m.

In

December 2023,

the

court granted

in

part

DLJ’s

motion

to

dismiss, dismissing

with

prejudice all
notice-based

claims;

the

parties

have

appealed.

An

action

by

Home

Equity

Asset

Trust,

Series

2006-8,

alleges
damages of not

less than

USD
436
m. An

action by Home

Equity Asset Trust

2007-1 alleges damages

of not

less
than

USD
420
m.

Following

a

non-jury

trial,

the

court

issued

a

decision

in

December

2024

that

the

plaintiff
established

liability

relating

to

certain

of

the

loans

at

issue,

and

in

May

2025,

the

court

awarded

damages

of
approximately USD
66
m plus interest

and costs.

The parties

have appealed the

decision on

liability. An action

by
Home Equity

Asset Trust 2007-2

alleges damages of

not less

than USD
495
m. An

action by CSMC

Asset-Backed
Trust 2007-NC1 does not allege a damages amount.
5. ATA litigation
Since November 2014, a

series of lawsuits have

been filed against a

number of banks, including

Credit Suisse, in
the US District

Court for the

Eastern District of New

York (EDNY) and the

SDNY alleging claims under

the United
States Anti-Terrorism Act

(ATA) and

the Justice

Against Sponsors

of Terrorism

Act. The

plaintiffs in

each of

these
lawsuits are, or are relatives of, victims of

various terrorist attacks in Iraq and allege

a conspiracy and/or aiding and
abetting based on allegations that various

international financial institutions, including the defendants, agreed to alter, falsify

or omit

information from payment

messages that involved

Iranian parties for

the express

purpose of
concealing the

Iranian parties’ financial

activities and transactions

from detection

by US

authorities. The lawsuits
allege that

this conduct

has made

it possible

for Iran

to transfer

funds to

Hezbollah and

other terrorist

organizations
actively engaged

in harming

US military

personnel and

civilians. In

January 2023,

the Second

Circuit affirmed

a
September 2019

ruling by

the EDNY

granting defendants’

motion to

dismiss the

first filed

lawsuit. In

October 2023,
the US Supreme Court denied plaintiffs’ petition for a writ

of certiorari. In February 2024, plaintiffs filed a motion
to vacate the judgment in the first filed lawsuit. Of

the other seven cases, four are stayed, including one that was dismissed

as

to

Credit

Suisse

and

most

of

the

bank

defendants

prior

to

entry

of

the

stay,

and

in

three

cases
d
efendants moved to dismiss plaintiffs’ amended

complaints.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

87
Note 14

Provisions and contingent liabilities

(continued)
6. Customer account matters
Several

clients

have

claimed

that

a

former

relationship

manager

in

Switzerland

had

exceeded

his

investment
authority

in

the

management of

their

portfolios, resulting

in

excessive

concentrations of

certain

exposures and
investment losses. Credit

Suisse AG has

investigated the claims,

as well as

transactions among the

clients. Credit
Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office
upon which the

prosecutor initiated

a criminal investigation.

Several clients of

the former relationship

manager also
filed criminal complaints with the

Geneva Prosecutor’s Office. In February 2018,

the former relationship manager
was sentenced to five years

in prison by the Geneva criminal

court for fraud, forgery

and criminal mismanagement
and ordered

to pay

damages of

approximately USD
130
m. On

appeal, the Criminal

Court of

Appeals of

Geneva
and, subsequently, the Swiss Federal Supreme

Court upheld the main findings of the

Geneva criminal court.
Civil lawsuits have

been initiated against Credit

Suisse AG and

/ or certain

affiliates in various jurisdictions,

based
on the findings established in the criminal

proceedings against the former relationship

manager.
In Singapore, in a

now-concluded civil lawsuit,

Credit Suisse Trust

Limited was ordered

to pay USD
461
m, including
interest and costs.
In Bermuda, in the civil

lawsuit brought against Credit Suisse Life

(Bermuda) Ltd., the Supreme Court of Bermuda
issued a judgment awarding damages of USD
607.35
m to the plaintiff. Credit Suisse Life (Bermuda) Ltd. appealed the

decision.

In

June

2023,

the

Bermuda

Court

of

Appeal

confirmed

the

award

and

the

Supreme

Court

of
Bermuda’s

finding

that

Credit

Suisse

Life

(Bermuda)

Ltd.

breached

its

contractual

and

fiduciary

duties,

but
overturned the finding that Credit Suisse Life (Bermuda) Ltd. made fraudulent misrepresentations. In March 2024,
Credit Suisse Life (Bermuda) Ltd. was granted leave to appeal the judgment to the Judicial Committee of the Privy
Council and a hearing on

the appeal was held in

June 2025. The Bermuda Court of Appeal

also ordered that the
current

stay

continue

pending

determination

of

the

appeal

on

the

condition

that

the

damages

awarded,

plus
interest calculated at the Bermuda statutory

rate of
3.5
%, remain in the escrow account.
In Switzerland, certain civil lawsuits have been commenced against Credit Suisse AG in the

Court of First Instance
of Geneva since March 2023.
7. Mozambique matter
Credit

Suisse

was

subject

to

investigations by

regulatory and

enforcement authorities,

as

well

as

civil

litigation,
regarding certain

Credit Suisse

entities’ arrangement

of loan financing

to Mozambique

state enterprises,

Proindicus
S.A. and Empresa Moçambicana de

Atum S.A. (EMATUM), a distribution

to private investors of loan

participation
notes (LPN)

related to

the EMATUM

financing in

September 2013, and

certain Credit

Suisse entities’ subsequent
role in arranging the exchange

of those LPNs for Eurobonds

issued by the Republic of

Mozambique. In 2019,

three
former Credit Suisse employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions carried out with

two Mozambique state enterprises.
In

October 2021,

Credit

Suisse reached

settlements with

the DOJ,

the US

Securities and

Exchange Commission
(SEC), the

UK Financial

Conduct Authority

(FCA) and

FINMA to

resolve inquiries

by these

agencies, including

findings
that Credit

Suisse failed

to appropriately

organize and

conduct its

business with

due skill

and care,

and manage
risks. Credit

Suisse Group

AG entered

into a

three-year Deferred

Prosecution Agreement

(DPA) with

the DOJ

in
connection with the criminal information

charging Credit Suisse Group AG

with conspiracy to commit wire

fraud
and Credit

Suisse Securities

(Europe) Limited

(CSSEL) entered

into a

Plea Agreement

and pleaded

guilty to

one count
of conspiracy to

violate the US

federal wire fraud

statute. Under the

terms of the

DPA, UBS Group

AG (as successor
to Credit Suisse Group

AG) continued compliance enhancement and remediation efforts agreed by Credit Suisse,
and undertake additional measures as

outlined in the DPA.

In January 2025, as

permitted under the terms of

the
DPA, the DOJ elected to extend the term of

the DPA by one year.
8. ETN-related litigation
XIV litigation:
Since March 2018, three class action complaints

were filed in the SDNY on behalf of

a putative class
of

purchasers of

VelocityShares Daily

Inverse

VIX Short-Term Exchange

Traded Notes

linked

to

the

S&P

500

VIX
Short-Term Futures

Index (XIV

ETNs). The

complaints have

been consolidated

and asserts

claims against

Credit Suisse
for violations of various anti-fraud and

anti-manipulation provisions of US securities laws arising from a decline in
the value

of XIV

ETNs in

February 2018. On

appeal from

an order

of the

SDNY dismissing all

claims, the

Second
Circuit issued an order that reinstated a portion of the claims.

In decisions in March 2023 and February 2025, the
court granted class certification for two of the three classes proposed by plaintiffs and denied class certification of
t he third proposed class.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

88
Note 14

Provisions and contingent liabilities

(continued)
9. Bulgarian former clients matter
In December 2020, the Swiss Office

of the Attorney General brought charges against Credit

Suisse AG and other
parties concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who
are

alleged to

have laundered

funds through

Credit Suisse

AG accounts.

In

June 2022,

following a

trial, Credit
Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its
anti-money-laundering framework

and ordered to pay

a fine of CHF
2
m. In addition, the court

seized certain client
assets in the amount of approximately CHF
12
m and ordered Credit Suisse AG to pay

a compensatory claim in the
amount of approximately

CHF
19
m. Credit Suisse AG

appealed the decision to

the Swiss Federal Court

of Appeals.
Following the

merger of

UBS AG

and Credit

Suisse AG,

UBS AG

confirmed the

appeal. In

November 2024,

the
court issued a judgment that

acquitted UBS AG and annulled

the fine and compensatory claim

ordered by the first
instance court.

In February

2025, the

court affirmed

the acquittal

of UBS

AG, and

the Office

of the

Attorney General
has appealed

the judgment

to the

Swiss Federal

Supreme Court.

UBS has

also appealed,

limited to

the issue

whether
a successor entity by merger can be criminally

liable for acts of the predecessor entity.

10. Archegos
Credit

Suisse

and

UBS

have

received

requests

for

documents

and

information

in

connection

with

inquiries,
investigations

and/or

actions

relating

to

their

relationships

with

Archegos

Capital

Management

(Archegos),
including from FINMA

(assisted by a

third party appointed

by FINMA), the

DOJ, the SEC,

the US Federal

Reserve,
the

US

Commodity

Futures

Trading

Commission

(CFTC),

the

US

Senate

Banking

Committee,

the

Prudential
Regulation Authority (PRA),

the FCA,

the WEKO,

the Hong

Kong Competition Commission

and other

regulatory
and governmental agencies. UBS is cooperating with the authorities in these matters.

In July 2023, CSI and CSSEL
entered into a settlement agreement with

the PRA providing for the

resolution of the PRA’s investigation. Also

in
July 2023, FINMA

issued a decree

ordering remedial measures

and the

Federal Reserve Board

issued an Order

to
Cease and Desist. Under the terms of the order,

Credit Suisse paid a civil money penalty and agreed to

undertake
certain remedial

measures relating

to counterparty

credit risk

management, liquidity

risk management

and non-
financial risk management, as well as enhancements to board oversight and governance. UBS Group,

as the legal
successor to Credit Suisse Group AG,

is a party to

the FINMA decree and Federal Reserve Board

Cease and Desist
Order.

Civil

actions

relating

to

Credit

Suisse’s

relationship with

Archegos

have

been

filed

against

Credit

Suisse

and/or
certain officers and directors, including claims

for breaches of fiduciary duties.
11. Credit Suisse financial disclosures
Credit Suisse

Group AG

and certain

directors, officers and

executives have

been named

in securities

class action
complaints pending in the SDNY and New Jersey federal court. These complaints, filed on behalf of purchasers of
Credit Suisse shares, additional

tier 1 capital notes, and other securities in 2023 and 2024, allege that defendants made

misleading

statements regarding:

(i) customer outflows

in

late

2022

and

early

2023;

(ii) the

adequacy

of
Credit Suisse’s

financial reporting

controls; and

(iii) the adequacy

of Credit

Suisse’s risk

management processes,

and
include

allegations

relating

to

Credit

Suisse

Group AG’s

merger

with

UBS

Group AG.

In

July

2025,

the

SDNY
certified the class

in one case,

and, in another

case, brought

on behalf

of a second

class, granted

in part and

denied
in part a motion to dismiss.
Credit Suisse has received requests for documents and information from regulatory and governmental agencies in connection with inquiries,

investigations and/or actions

relating to

these matters, as

well as

for other statements
regarding Credit Suisse’s financial condition,

including from the SEC, the DOJ

and FINMA. UBS is cooperating with
t he authorities in these matters.

UBS Group second

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

89
Note 14

Provisions and contingent liabilities

(continued)
12. Merger-related litigation
Certain Credit

Suisse Group AG

affiliates and certain

directors, officers

and executives have

been named in

class
action complaints pending

in the

SDNY. One complaint,

brought on

behalf of Credit

Suisse shareholders, alleges
breaches of fiduciary duty under Swiss law and civil RICO

claims under US federal law. In February 2024,

the court
granted

defendants’

motions

to

dismiss

the

civil

RICO

claims

and

conditionally

dismissed

the

Swiss

law

claims
pending defendants’ acceptance of

jurisdiction in Switzerland. In

March 2024, having received

consents to Swiss
jurisdiction from all defendants served with the complaint, the court dismissed the Swiss law claims against those
defendants. Additional

complaints, brought

on behalf

of holders

of Credit

Suisse additional

tier 1 capital

notes (AT1
noteholders) allege breaches of

fiduciary duty under

Swiss law, arising

from a series

of scandals and

misconduct,
which

led

to

Credit

Suisse

Group

AG’s

merger

with

UBS

Group

AG,

causing

losses

to

shareholders

and

AT1
noteholders. Motions to dismiss these complaints were granted in March 2024 and

September 2024 on the basis
that Switzerland

is the

most appropriate

forum for

litigation. Plaintiffs

in two

of these

cases have

appealed the
dismissal.

UBS Group second quarter 2025 report

|
Appendix

90
Appendix
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance and

to reflect

management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may qualify

as non-GAAP measures as
d
efined by US Securities and Exchange Commission

(SEC) regulations.
APM label
Calculation

Information content
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Cost of credit risk (bps) Calculated as total credit loss expense / (release)
(annualized for reporting periods shorter than
12 months) divided by the average balance

of lending
assets for the reporting period, expressed in basis
points. Lending assets include the gross amounts

of
Amounts due from banks and Loans and advances

to
customers.
This measure provides information about the total
credit loss expense / (release) incurred in relation to
the average balance of gross lending assets for the
period.
Credit-impaired lending assets as a
percentage of total lending assets,
gross (%)
Calculated as credit-impaired lending assets divided
by total lending assets. Lending assets includes

the
gross amounts of Amounts due from banks and
Loans and advances to customers. Credit-impaired
lending assets refers to the sum of stage 3 and
purchased credit-impaired positions.
This measure provides information about the
proportion of credit-impaired lending assets in the
overall portfolio of gross lending assets.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by

average
invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.

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Appendix

91
APM label
Calculation

Information content
Invested assets (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized for
reporting periods shorter than 12 months) divided by
average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or services.

This measure provides information about the
development of invested assets during a

specific
period as a result of net new asset flows, plus the
effect of interest and dividends.

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized for reporting
periods shorter than 12 months), plus

interest and
dividends, divided by total invested assets

at the
beginning of the period.
This measure provides information about the growth
of invested assets during a specific period

as a result
of net new asset flows.

Net new deposits (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of deposits recorded during a specific period. Deposits
include customer deposits and customer brokerage
payables. Excluded from the calculation are
movements due to fair value measurement, foreign
exchange translation, accrued interest and fees,

as
well as the effects on customer deposits of strategic
decisions by UBS to exit markets or services.
This measure provides information about the
development of deposits during a specific period

as a
result of net new deposit flows.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit

markets or
services.

This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows, excluding
movements due to market performance and

foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets or services.

Net new loans (USD)
– Global Wealth Management
Calculated as the net amount of originations,
drawdowns and repayments of loans recorded during
a specific period. Loans include loans and

advances to
customers and customer brokerage receivables.
Excluded from the calculation are allowances,
movements due to fair value measurement and
foreign exchange translation, as well as the

effects on
loans and advances to customers of strategic
decisions by UBS to exit markets or services.
This measure provides information about the
development of loans during a specific period

as a
result of net new loan flows.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying)
(USD)
Calculated by adjusting operating expenses

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.

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|
Appendix

92
APM label
Calculation

Information content
Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period. Net profit before tax attributable
to shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes

are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity (%) Calculated as business division operating profit before tax (annualized for reporting periods shorter than
12 months) divided by average attributed

equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital (%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity (%) Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on tangible equity (%) Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Revenues over leverage ratio
denominator, gross (%)
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by the
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share
(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying)
(USD)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Underlying cost / income ratio (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.

UBS Group second quarter 2025 report

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Appendix

93
APM label
Calculation

Information content
Underlying net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.

Net profit
attributable to shareholders from continuing
operations excludes items that management

believes
are not representative of the underlying performance
of the businesses and also excludes related tax
impact.
This measure provides information about profit
growth since the comparison period, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Underlying return on attributed equity
(%)

Calculated as underlying business division

operating
profit before tax (annualized for reporting periods
shorter than 12 months) (as defined above)

divided by
average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on common equity
tier 1 capital (%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity

tier 1
capital. Net profit attributable to shareholders
excludes items that management believes

are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders less average goodwill and intangible
assets. Net profit attributable to shareholders excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
This is

a general list

of the APMs

used in our

financial reporting. Not

all of

the APMs listed

above may appear

in
this particular report.
Information related to underlying return on common equity tier 1 capital (RoCET1) and underlying return on tangible equity (%)
As of or for the quarter ended As of or year-to-date
USD m, except where indicated 30.6.25 31.3.25 31.12.24 30.6.24 30.6.25 30.6.24
Underlying operating profit / (loss) before tax

2,683

2,586

1,768

2,060

5,269

4,677
Underlying tax expense / (benefit)

(45)

587

456

410

542

1,087
Net profit / (loss) attributable to non-controlling interests

7

10

9

40

18

48
Underlying net profit / (loss) attributable to shareholders

2,720

1,989

1,303

1,611

4,709

3,542
Underlying net profit / (loss) attributable to shareholders
1

10,880

7,955

5,211

6,442

9,418

7,085
Tangible equity

82,254

80,276

78,192

76,370

82,254

76,370
Average tangible equity

81,265

79,234

79,084

76,882

80,249

77,317
CET1 capital

72,709

69,152

71,367

76,104

72,709

76,104
Average CET1 capital

70,931

70,260

72,790

76,883

70,595

77,358
Underlying return on tangible equity (%)
1

13.4

10.0

6.6

8.4

11.7

9.2
Underlying return on common equity tier 1 capital (%)
1

15.3

11.3

7.2

8.4

13.3

9.2
1 Annualized for reporting periods shorter than 12 months.

UBS Group second quarter 2025 report

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Appendix

94
Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation
CRO

Chief Risk Officer
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FRTB

Fundamental Review of the
Trading Book
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory and Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IA

Internal Audit
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

accounting standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

UBS Group second quarter 2025 report

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Appendix

95
Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
Q
QCCP

qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list of

the abbreviations

frequently used

in our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS Group second quarter 2025 report

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Appendix

96
Information sources

Reporting publications
Annual publications
UBS

Group

Annual

Report
:

Published

in

English,

this

report

provides

descriptions

of:

the

Group

strategy

and
performance; the

strategy and

performance of

the business divisions

and Group functions;

risk, treasury

and capital
management; corporate

governance;

the compensation

framework, including

information about

compensation for
the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

“Auszug aus

dem Geschäftsbericht
”: This publication

provides a German

translation of

selected sections

of the UBS
Group Annual Report.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German ( “Vergütungsbericht
”) and represents a component of the UBS

Group Annual Report.
Sustainability Report
: Published

in English,

the Sustainability Report

provides disclosures on

environmental, social
and governance topics related to the UBS Group.

It also provides certain disclosures related to diversity,

equity and
inclusion.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf and

online formats

at
ubs.com/investors
, under

“Financial
information”.

Printed copies, in any language, of the aforementioned

annual publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission

(the

SEC);

information

for

shareholders,

including

UBS

dividend

and

share

repurchase

program
information, and for bondholders, including rating agencies reports; the corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations .
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html . Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a wraparound document. Most sections of the filing can be satisfied by referring to the UBS Group AG Annual
Report. However, there is

a small amount

of additional information in

Form 20-F that is

not presented elsewhere
and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that is filed with

the SEC is available on the

SEC’s website:
sec.gov
. Refer to
ubs.com/investors

for more
information.

UBS Group second quarter 2025 report

|
Appendix

97
Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements”, including

but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s

business and

future

development and

goals

or

intentions to

achieve climate,

sustainability and

other social

objectives. While

these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause actual

developments and results to

differ materially from UBS’s expectations.

In particular, the global economy may suffer

significant adverse
effects from increasing political tensions between world

powers, changes to international

trade policies, including those related to

tariffs and trade barriers, and
ongoing conflicts

in the Middle

East, as well

as the continuing

Russia–Ukraine war. UBS’s

acquisition of the

Credit Suisse

Group has materially

changed its

outlook
and strategic direction and introduced

new operational challenges. The integration of the

Credit Suisse entities into the

UBS structure is expected

to continue
through 2026 and presents significant

operational and execution risk, including the

risks that UBS may be

unable to achieve the cost

reductions and business
benefits contemplated by

the transaction, that

it may incur

higher costs to

execute the integration

of Credit Suisse

and that the

acquired business may

have
greater risks

or liabilities

than expected.

Following the

failure of

Credit Suisse,

Switzerland is

considering significant

changes to

its capital,

resolution and

regulatory
regime, which, if adopted,

would significantly increase our capital

requirements or impose other

costs on UBS. These

factors create greater uncertainty about
forward-looking statements. Other factors that may affect UBS’s performance and ability to achieve its plans,

outlook and other objectives also include, but are
not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels

of risk-weighted assets

(RWA) and leverage ratio

denominator (LRD), liquidity

coverage ratio and

other financial resources, including

changes
in RWA assets and liabilities arising from higher market volatility and the size of the combined Group; (ii) the degree to which

UBS is successful in implementing
changes to its businesses to meet changing market, regulatory and other conditions; (iii) inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in

the markets in which UBS

operates or to which it

is exposed, including movements in securities prices or

liquidity, credit
spreads, currency exchange rates,

residential and commercial real

estate markets, general economic conditions, and

changes to national trade

policies on the
financial position or

creditworthiness of UBS’s clients

and counterparties, as

well as on

client sentiment and levels

of activity; (v) changes

in the availability of
capital

and

funding, including

any

adverse

changes in

UBS’s credit

spreads

and

credit

ratings

of

UBS, as

well as

availability and

cost

of

funding to

meet
requirements for

debt eligible for

total loss-absorbing capacity (TLAC);

(vi) changes in central

bank policies or

the implementation of

financial legislation and
regulation in Switzerland, the

US, the UK, the

EU and other financial

centers that have imposed, or

resulted in, or may

do so in the

future, more stringent or
entity-specific

capital,

TLAC,

leverage

ratio,

net

stable

funding

ratio,

liquidity

and

funding

requirements,

heightened

operational

resilience

requirements,
incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity
and sharing of operational costs across

the Group or other measures,

and the effect these

will or would have

on UBS’s business activities; (vii) UBS’s ability to
successfully implement resolvability

and related regulatory requirements and

the potential need to

make further changes to

the legal structure or booking

model
of UBS in response to legal and regulatory requirements

including heightened requirements and expectations due to its acquisition of the Credit Suisse Group;
(viii) UBS’s ability to

maintain and improve

its systems and

controls for complying

with sanctions in

a timely manner

and for

the detection and

prevention of
money laundering to meet evolving regulatory

requirements and expectations, in particular in

the current geopolitical turmoil; (ix) the uncertainty arising from
domestic stresses

in certain

major economies;

(x) changes in

UBS’s competitive

position, including

whether differences

in regulatory

capital and

other requirements
among the major financial centers adversely affect UBS’s

ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to its
businesses that

may result

from new

regulations or

new enforcement

of existing

standards, including

measures to

impose new

and enhanced

duties when
interacting with customers and in

the execution and handling of

customer transactions; (xii) the liability

to which UBS may be exposed,

or possible constraints or
sanctions

that

regulatory

authorities

might

impose

on

UBS,

due

to

litigation,

contractual

claims

and

regulatory

investigations, including

the

potential

for
disqualification from

certain businesses,

potentially large

fines or

monetary penalties,

or the

loss of

licenses or

privileges as

a

result of

regulatory or

other
governmental sanctions, as well

as the effect that litigation, regulatory

and similar matters have on

the operational risk component

of its RWA; (xiii) UBS’s ability
to retain and attract the

employees necessary to generate revenues and to manage,

support and control its businesses, which may

be affected by competitive
factors; (xiv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the

recognition of deferred

tax assets and

other matters; (xv) UBS’s

ability to

implement new technologies

and business methods,

including digital
services, artificial intelligence and other technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvi) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and

of

financial models

generally; (xvii) the

occurrence of

operational failures,

such as

fraud, misconduct,

unauthorized trading,

financial crime,
cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats;

(xviii) restrictions on the ability
of UBS Group AG, UBS AG and regulated

subsidiaries of UBS AG to make

payments or distributions, including

due to restrictions on the ability of

its subsidiaries
to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xix) the degree to which changes in regulation, capital or

legal structure, financial results

or other factors may

affect UBS’s ability

to maintain its stated

capital return objective; (xx) uncertainty
over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the

evolving nature of

underlying science

and industry and

the increasing divergence

among regulatory regimes;

(xxi) the ability

of UBS to

access capital
markets; (xxii) the

ability of UBS

to successfully recover

from a disaster

or other business

continuity problem due

to a hurricane,

flood, earthquake,

terrorist attack,
war, conflict, pandemic, security

breach, cyberattack, power

loss, telecommunications

failure or other

natural or man-made

event; and (xxiii) the

effect that these
or other factors or

unanticipated events, including media reports and speculations, may have on its reputation

and the additional consequences that

this may
have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their

consequences. UBS’s

business and financial

performance could be

affected by other

factors identified in

its past and

future filings and

reports,
including those

filed with

the US

Securities and

Exchange Commission

(the SEC).

More detailed

information about

those factors

is set

forth in

documents
furnished by UBS

and filings made

by UBS with

the SEC, including

the UBS Group

AG and UBS

AG Annual Reports

on Form 20-F

for the year

ended 31 December
2024. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration Number

333-283672), and

on Form

S-8 (Registration

Numbers 333-200634;

333-200635; 333-200641;
333-200665;

333-215254;

333-215255;

333-228653;

333-230312;

333-249143

and

333-272975),

and

into

each
prospectus outstanding

under any

of the

foregoing registration

statements, (2)

any outstanding

offering circular

or
similar document issued

or authorized by

UBS AG that

incorporates by reference any

Forms 6-K of

UBS AG that
are incorporated into

its registration statements filed

with the SEC,

and (3) the

base prospectus of

Corporate Asset
Backed Corporation (“CABCO”)

dated June 23, 2004

(Registration Number 333-111572), the Form

8-K of CABCO
filed and

dated June

23, 2004

(SEC File

Number

001-13444), and

the Prospectus

Supplements relating

to the

CABCO
Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration

Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/

Sergio Ermotti

___
Name:

Sergio Ermotti
Title:

Group Chief Executive Officer

By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Group Chief Financial Officer
By:

/s/ Steffen Henrich

____________
Name:

Steffen Henrich
Title:

Group Controller

UBS AG
By:

/s/

Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

_____________
Name:

Steffen Henrich
Title:

Controller

D
ate:

July 30, 2025